



AMERISAFE, INC.

Received SEC

MAY 2 1 2012

Washington, DC 20549

2011 Annual Report



AMERISAFE, Inc.

2301 Hwy. 190 West, DeRidder, LA 70634-6006
(800) 256-9052 (337) 463-9052

May 3, 2012

For the past several years I have commented in my annual letter to our shareholders and on quarterly earnings calls that the workers' compensation marketplace was beset by three significant challenges impacting both the volume and adequacy of premium. Those challenges were:

- A troubled national economy that seriously impacted employment levels in the country and as a result, the demand for our product;
- Declining loss costs and rates approved by state regulators effectively lowering our premiums for the same units of exposure; and
- Aggressive competition fueled by excess capital in the industry exacerbated by the other factors listed above.

These conditions combined to reduce the net written premium for the domestic workers' compensation insurance from $46.5 billion in 2006 to $33.8 billion in 2010 or 27.3%. During the same period of time AMERISAFE's net premiums written declined from $312.5 million in 2006 to $207.9 million in 2010 or 33.5%. As we have oft commented, we chose to forego premium in our effort to protect our margins.

During 2011 we noted fundamental changes in the marketplace relative to these conditions. First, while not robust, the demand for our product improved. Early estimates predict that net written premium grew during the year. We noted that reported payrolls increased. For policies written in prior periods, policy premium audits revealed that actual payrolls were generally higher than projected by policyholders at the inception of the policy periods. The impact on AMERISAFE was a significant increase in net written and earned premium.

Second, loss cost and rate filings from the various statistical agents and rate bureaus have turned from predominantly decreases to increases. The National Council on Compensation Insurance (NCCI) recently reported loss cost and rate increases in the most recent filing cycle outpaced decreases by a ratio of almost three to one reversing the ratio from the 2009-2010 filing cycle.

Finally, after suffering significant underwriting losses over the past three years and experiencing a marked decrease in investment returns, many carriers began limiting their exposures to the workers' compensation line and taking other steps to improve underwriting performance. The pricing on our business increased from 143% of the approved loss costs in 2010 to 150% of those loss costs in 2011, for those states using that method of establishing rates. For the first time in a number of years, the residual market data indicates a growth of premium as underwriting criteria tightens. We have experienced and expect to continue to experience an increase in applications for new business.

We believe that the changes noted above represent an inflection point in the underwriting cycle which should ultimately result in improvement in the operating environment for workers' compensation insurance companies.

For its part, AMERISAFE has positioned itself to take full advantage of the turn in the market. The Company has adequate capital and the infrastructure to increase our operational leverage in an appropriate fashion. Where many carriers in our business have suffered a diminution of capital during the prolonged soft cycle, AMERISAFE has continued to grow book value enabling the Company to support prudent growth.

However, the turn in the underwriting cycle has far to go to reach its zenith. The results of multiple years of aggressive pricing and poor operating conditions have not yet been recognized in the industry's financial results. Several years of rate/loss cost increases will be necessary to reach appropriate levels of premium adequacy. Moreover, the national economic recovery is fragile and could falter in the view of many economists. In that event, a slowing economy could negatively impact insurers' ability to enhance operational leverage and resolve to return to prudent underwriting and pricing.

Our financial performance in 2011 reflects the impact of the prolonged soft market cycle. AMERISAFE reported an underwriting loss with a GAAP net combined ratio of 100.5%. While these results contrasted with the industry's performance are exceptional, the management of the Company is committed to producing an underwriting profit every year. We are committed to returning the Company to an underwriting profit in short order.

Net premiums written grew 24.2% at the same time pricing for policies written during 2011 rose as mentioned above. For the sixth consecutive year the Company reported net favorable claims development. Claims trends of frequency and severity both improved over the prior year. Net investment income remained flat. Most importantly, during 2011 the Company increased its book value per share from $17.99 to $19.33.

During 2011 AMERISAFE was one of the very few workers' compensation carriers to be upgraded by A. M. Best & Company to an "A" Excellent rating. Additionally, the Company was recognized for the third consecutive year as one of the top performing property and casualty companies in America by Ward's Financial.

The Company has just completed our sixth complete year as a public company. During those years we have remained steadfast to growing our book value and protecting our shareholders' investment in the Company. For the first time in several years, I am optimistic that market conditions will allow us to achieve prudent growth and build for a more profitable future. We will continue to:

- Remain focused on underwriting and risk retention;
- Maintain pricing discipline;
- Diligently work to resolve outstanding claims quickly and fairly;
- Follow a conservative investment policy;
- Manage the Company's capital efficiency; and
- Prudently manage the Company's expenses.

Thank you for your investment and trust.

Sincerely,



C. Allen Bradley, Jr.
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011
Commission File Number: 001-12251

AMERISAFE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Texas	**75-2069407**
(State of Incorporation)	(I.R.S. Employer Identification Number)
2301 Highway 190 West, DeRidder, Louisiana	**70634**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (337) 463-9052

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	**Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of June 30, 2011 (the last business day of the Registrant's most recently completed second fiscal quarter) was approximately $414.2 million, based upon the closing price of the shares on the NASDAQ Global Select Market on that date.

As of March 1, 2012, there were 18,150,262 shares of the Registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the 2012 Annual Meeting of Shareholders are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this report.

TABLE OF CONTENTS

		Page No.
PART I		
	Forward-Looking Statements	1
Item 1	Business	2
Item 1A	Risk Factors	28
Item 1B	Unresolved Staff Comments	37
Item 2	Properties	38
Item 3	Legal Proceedings	38
Item 4	Mine Safety Disclosures	38
PART II		
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	39
Item 6	Selected Financial Data	41
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	43
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	60
Item 8	Financial Statements and Supplementary Data	62
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	106
Item 9A	Controls and Procedures	106
Item 9B	Other Information	108
PART III		
Item 10	Directors, Executive Officers and Corporate Governance	108
Item 11	Executive Compensation	108
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	108
Item 13	Certain Relationships and Related Transactions, and Director Independence	108
Item 14	Principal Accountant Fees and Services	109
PART IV		
Item 15	Exhibits and Financial Statement Schedules	110

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. These forward-looking statements include statements that reflect the current views of our senior management with respect to our financial performance and future events with respect to our business and the insurance industry in general. Statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate" and similar statements of a future or forward-looking nature identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

- increased competition on the basis of types of insurance offered, premium rates, coverage availability, payment terms, claims management, safety services, policy terms, overall financial strength, financial ratings and reputation;
- the cyclical nature of the workers' compensation insurance industry;
- greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;
- decreased level of business activity of our policyholders caused by decreased business activity generally, and in particular in the industries we target;
- general economic conditions, including recession, inflation, performance of financial markets, interest rates, unemployment rates and fluctuating asset values;
- adverse developments in economic, competitive or regulatory conditions within the workers' compensation insurance industry;
- decreased demand for our insurance;
- changes in regulations, laws, rates, or rating factors applicable to us, our policyholders or the agencies that sell our insurance;
- loss of the services of any of our senior management or other key employees;
- changes in the availability, cost or quality of reinsurance and the failure of our reinsurers to pay claims in a timely manner or at all;
- changes in rating agency policies or practices;
- developments in capital markets that adversely affect the performance of our investments;
- changes in legal theories of liability under our insurance policies;
- the effects of U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts; and
- other risks and uncertainties described from time to time in the Company's filings with the Securities and Exchange Commission ("SEC").

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report, including under the caption "Risk Factors" in Item 1A of this report. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

PART I

Item 1. Business.

Overview

We are a specialty provider of workers' compensation insurance focused on small to mid-sized employers engaged in hazardous industries, principally construction, trucking and agriculture. Since commencing operations in 1986, we have gained significant experience underwriting the complex workers' compensation exposures inherent in these industries. We provide coverage to employers under state and federal workers' compensation laws. These laws prescribe wage replacement and medical care benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our workers' compensation insurance policies provide benefits to injured employees for, among other things, temporary or permanent disability, death and medical and hospital expenses. The benefits payable and the duration of those benefits are set by state or federal law. The benefits vary by jurisdiction, the nature and severity of the injury and the wages of the employee. The employer, who is the policyholder, pays the premiums for coverage.

Hazardous industry employers tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. Injuries that occur are often severe in nature including death, dismemberment, paraplegia and quadriplegia. As a result, employers engaged in hazardous industries pay substantially higher than average rates for workers' compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target policyholders. For example, our construction employers on average paid premium rates equal to $7.36 per $100 of payroll to obtain workers' compensation coverage for all of their employees in 2011.

We employ a proactive, disciplined approach to underwriting employers and providing comprehensive services intended to lessen the overall incidence and cost of workplace injuries. We provide safety services at employers' workplaces as a vital component of our underwriting process and to promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our premium audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns that cause underwriting, safety or fraud concerns.

We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.

AMERISAFE is an insurance holding company and was incorporated in Texas in 1985. We began operations in 1986 by focusing on workers' compensation insurance for logging contractors in the southeast United States. In 1994, we expanded our focus to include the other hazardous industries we serve today. Two of our three insurance subsidiaries, American Interstate Insurance Company and Silver Oak Casualty, are domiciled in Louisiana. Our other insurance subsidiary, American Interstate Insurance Company of Texas, is domiciled in Texas.

Financial data included in this report for periods prior to 2011 has been adjusted to correct the accounting for our estimate of liability for state guaranty fund assessments.

Competitive Advantages

We believe we have the following competitive advantages:

Focus on Hazardous Industries. We have extensive experience insuring employers engaged in hazardous industries and have a history of profitably underwriting these industries. Our specialized knowledge of these

hazardous industries helps us better serve our policyholders, which leads to greater employer loyalty and policy retention. Our policy renewal rate on voluntary business that we elected to quote for renewal was 92.0% in 2011.

Focus on Small to Mid-Sized Employers. We believe large insurance companies generally do not target small to mid-sized employers in hazardous industries due to their smaller premium sizes, types of operations, mobile workforces and extensive service needs. We provide these employers enhanced services, including premium payment plans to better match premium payments with our policyholders' payroll costs and cash flow.

Specialized Underwriting Expertise. Based on our 26-year history of insuring employers engaged in hazardous industries, we have developed industry specific risk analysis and rating tools that support our underwriters in risk selection and pricing. We are highly disciplined when quoting and binding new and renewal business. We do not delegate underwriting authority to agencies, marketers or to any other third parties that sell our insurance.

Comprehensive Safety Services. We provide proactive safety reviews of employers' worksites, which are often located in rural areas. These safety reviews are a vital component of our underwriting process and also assist our policyholders in loss prevention, and encourage safer workplaces by deploying experienced field safety professionals, or FSPs, to our policyholders' worksites. In 2011, 88.2% of our new voluntary business policyholders were subject to pre-quotation safety inspections. Additionally, we perform periodic on-site safety surveys of all of our voluntary business policyholders.

Proactive Claims Management. Our employees manage substantially all of our open claims in-house, utilizing intensive claims management practices that emphasize a personalized approach, as well as quality, cost-effective medical treatment. As of December 31, 2011, open indemnity claims per field case manager, or FCM, averaged 54 claims, which we believe is significantly less than the industry average. We also believe our claims management practices allow us to achieve a more favorable claim outcome, accelerate an employee's return to work, lessen the likelihood of litigation and more rapidly close claims, all of which ultimately lead to lower overall claim costs.

Efficient Operating Platform. Through extensive cost management initiatives, we maintain one of the most efficient operations in the workers' compensation industry. In 2011 our expense ratio was 24.3%. We believe the industry average expense ratio is significantly higher. We also believe that during the current soft market cycle our markedly lower operating expense ratio has enhanced our ability to produce a favorable underwriting margin. While decreasing premiums earned puts pressure on our operational costs we have a competitive advantage over our competition in terms of operational expense.

Strategy

We intend to increase our book value and produce favorable returns on equity using the following strategies:

Focus on Underwriting Profitability. We intend to maintain our underwriting discipline throughout market cycles with the objective of remaining profitable. Our strategy is to focus on underwriting workers' compensation insurance in hazardous industries and to maintain adequate rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced frequency and severity of claims through comprehensive workplace safety reviews, effective medical cost containment measures and rapid closing of claims through personal, direct contact with our policyholders and their employees.

Increase Market Penetration. Based on data received from the National Association of Insurance Commissioners, the NAIC, we do not have more than 5.0% of the market share in any state we serve. As a result, we believe we have the opportunity to increase market penetration in each of the states in which we currently operate. Competition in our target markets is fragmented by state, employer size and industry. We believe that

our specialized underwriting expertise and safety, claims and audit services position us to profitably increase our market share in our existing principal markets, with minimal increase in field service employees.

Prudent and Opportunistic Geographic Expansion. While we actively market our insurance in 35 states and the District of Columbia, 52.1% of our voluntary in-force premiums were generated in the seven states where we derived 5.0% or more of our gross premiums written in 2011. We are licensed in an additional 12 states and the U.S. Virgin Islands. Our existing licenses and rate filings will expedite our ability to write policies in these markets when we decide it is prudent to do so.

Capitalize on Development of Information Technology System. We believe our new underwriting and agency management system, *GEAUX*, along with our customized operational system, *ICAMS*, and the analytical data warehouse that ICAMS feeds, significantly enhance our ability to select risk, write profitable business and cost-effectively administer our billing, claims and audit functions.

Maintain Capital Strength. We plan to manage our capital to achieve our profitability goals while maintaining optimal operating leverage for our insurance company subsidiaries. To accomplish this objective, we intend to maintain underwriting profitability throughout market cycles, optimize our use of reinsurance, deploy appropriate capital management tools and produce an appropriate risk adjusted return on our growing investment portfolio.

Industry

Overview. Workers' compensation is a statutory system under which an employer is required to pay for its employees' medical, disability, vocational rehabilitation and death benefit costs for work-related injuries or illnesses. Most employers satisfy this requirement by purchasing workers' compensation insurance. The principal concept underlying workers' compensation laws is that employees injured in the course and scope of their employment have only the legal remedies available under workers' compensation laws and do not have any other recourse against their employer. An employer's obligation to pay workers' compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or fault of another person, a co-employee, or, in most instances, the injured employee.

Workers' compensation insurance policies generally provide that the insurance carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers' compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of temporary or permanent impairment and specifies the options in selecting medical providers available to the injured employee or the employer. These state laws generally require two types of benefits for injured employees: (1) medical benefits, which include expenses related to the diagnosis and treatment of the injury, as well as any required rehabilitation, and (2) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers' compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure. The employers may purchase workers' compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool, or a self-insurance fund, which is an entity that allows employers to obtain workers' compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund.

Workers' compensation was the fourth-largest property and casualty insurance line in the United States in 2010, according to the National Council on Compensation Insurance, Inc., the NCCI. Direct premiums written in 2010 for the workers' compensation insurance industry were $40 billion, and direct premiums written for the property and casualty industry as a whole were $483 billion. According to the most recent market data reported by the NCCI, which is the official rating bureau in the majority of states in which we are licensed, total premiums reported for the specific occupational class codes for which we underwrite business were $12 billion in 2010.

Policyholders

As of December 31, 2011, we had more than 7,900 voluntary business policyholders with an average annual workers' compensation policy written premium of $30,676. As of December 31, 2011, our ten largest voluntary business policyholders accounted for 3.7% of our in-force premiums. Our policy renewal rate on voluntary business that we elected to quote for renewal was 92.0% in 2011, 92.7% in 2010, and 91.8% in 2009.

In addition to our voluntary workers' compensation business, we underwrite workers' compensation policies for employers assigned to us and assume reinsurance premiums from mandatory pooling arrangements, in each case to fulfill our obligations under residual market programs implemented by the states in which we operate. Our assigned risk business fulfills our statutory obligation to participate in residual market plans in four states. See "—Regulation—Residual Market Programs" below. For the year ended December 31, 2011, our assigned risk business accounted for 0.8% of our gross premiums written, and our assumed premiums from mandatory pooling arrangements accounted for 1.0% of our gross premiums written.

Targeted Industries

We provide workers' compensation insurance primarily to employers in the following targeted hazardous industries:

Construction. Includes a broad range of operations such as highway and bridge construction, building and maintenance of pipeline and powerline networks, excavation, commercial construction, roofing, iron and steel erection, tower erection and numerous other specialized construction operations. In 2011, our average policy premium for voluntary workers' compensation within the construction industry was $30,865, or $7.36 per $100 of payroll.

Trucking. Includes a broad spectrum of diverse operations including contract haulers, regional and local freight carriers, special equipment transporters and other trucking companies that conduct a variety of short- and long-haul operations. In 2011, our average policy premium for voluntary workers' compensation within the trucking industry was $34,588, or $8.83 per $100 of payroll.

Agriculture. Includes crop maintenance and harvesting, grain and produce operations, nursery operations, meat processing, and livestock feed and transportation. In 2011, our average policy premium for voluntary workers' compensation within the agriculture industry was $28,606, or $5.31 per $100 of payroll.

Oil and Gas. Includes various oil and gas activities including gathering, transportation, processing, production, and field service operations. In 2011, our average policy premium for voluntary workers' compensation within the oil and gas industry was $39,612, or $5.49 per $100 of payroll.

Logging. Includes tree harvesting operations ranging from labor intensive chainsaw felling and trimming to sophisticated mechanized operations using heavy equipment. In 2011, our average policy premium for voluntary workers' compensation within the logging industry was $19,008, or $14.37 per $100 of payroll.

Maritime. Includes ship building and repair, pier and marine construction, inter-coastal construction, and stevedoring. In 2011, our average policy premium for voluntary workers' compensation within the maritime industry was $48,879, or $7.36 per $100 of payroll.

Sawmills. Includes sawmills and various other lumber-related operations. In 2011, our average policy premium for the sawmill industry was $22,000, or $9.78 per $100 of payroll.

Our gross premiums are derived from:

- *Direct Premiums.* Includes premiums from workers' compensation insurance policies that we issue to:
  - employers who seek to purchase insurance directly from us and who we voluntarily agree to insure, which we refer to as our voluntary business; and

- employers assigned to us under residual market programs implemented by some of the states in which we operate, which we refer to as our assigned risk business.

- *Assumed Premiums.* Includes premiums from our participation in mandatory pooling arrangements under residual market programs implemented by some of the states in which we operate.

Gross premiums written during the years ended December 31, 2011, 2010 and 2009, and the allocation of those premiums among the hazardous industries we target are presented in the table below. The classification of premium by industry group has been refined by the Company; therefore, prior year data in the table below has been restated to reflect the refined classifications.

	Gross Premiums Written			Percentage of Gross Premiums Written		
	2011	2010	2009	2011	2010	2009
	(In thousands)					
Voluntary business:						
Construction	$106,115	$ 93,341	$112,197	39.0%	40.9%	43.7%
Trucking	63,913	52,988	54,303	23.5%	23.2%	21.2%
Agriculture	16,416	9,277	7,955	6.0%	4.1%	3.1%
Oil and Gas	11,996	10,885	12,990	4.4%	4.8%	5.1%
Logging	11,835	10,925	11,711	4.4%	4.8%	4.6%
Maritime	6,735	5,226	6,123	2.5%	2.3%	2.4%
Sawmills	2,659	1,821	1,983	1.0%	0.8%	0.8%
Other	47,349	39,143	43,081	17.4%	17.1%	16.8%
Total voluntary business	267,018	223,606	250,343	98.2%	98.0%	97.7%
Assigned risk business	2,386	2,258	2,266	0.8%	0.9%	0.8%
Assumed premiums	2,697	2,561	3,845	1.0%	1.1%	1.5%
Total	$272,101	$228,425	$256,454	100.0%	100.0%	100.0%

Geographic Distribution

We are licensed to provide workers' compensation insurance in 47 states, the District of Columbia and the U.S. Virgin Islands. We operate on a geographically diverse basis with less than 11.7% of our gross premiums written in 2011 derived from any one state. The table below identifies, for the years ended December 31, 2011, 2010 and 2009, the states in which the percentage of our gross premiums written exceeded 3.0% for any of the three years presented.

	Percentage of Gross Premiums Written Year Ended December 31,		
State	2011	2010	2009
Louisiana	11.6%	11.2%	10.7%
Georgia	8.5%	8.6%	9.3%
Pennsylvania	8.0%	7.6%	6.8%
North Carolina	6.4%	7.3%	7.2%
Oklahoma	5.9%	6.4%	7.7%
Virginia	5.9%	6.4%	6.0%
Illinois	5.8%	6.1%	7.0%
Texas	4.2%	4.4%	4.1%
Minnesota	3.8%	3.9%	3.7%
Kansas	3.7%	3.3%	3.5%
Wisconsin	3.5%	3.5%	3.5%
Alaska	3.4%	3.9%	3.4%
Arkansas	3.3%	3.2%	2.8%
South Carolina	2.9%	3.5%	3.5%
Tennessee	2.7%	2.9%	3.3%

Sales and Marketing

We sell our workers' compensation insurance through agencies. As of December 31, 2011, our insurance was sold through more than 3,200 independent agencies and our wholly-owned insurance agency subsidiary, Amerisafe General Agency, which is licensed in 28 states. We are selective in establishing and maintaining relationships with independent agencies that provide quality application flow from policyholders in our target industries and classes that are reasonably likely to accept our quotes. We compensate these agencies by paying a commission based on the premium collected from the policyholder. Our average commission rate for our independent agencies was 7.6% for the year ended December 31, 2011. We pay our insurance agency subsidiary a commission rate of 8.0%. Neither our independent agencies nor our insurance agency subsidiary has authority to underwrite or bind coverage. We do not pay contingent commissions.

As of December 31, 2011, independent agencies accounted for 93.8% of our voluntary in-force premiums. No single independent agency accounted for more than 2.2% of our voluntary in-force premiums at that date.

Underwriting

Our underwriting strategy is to focus on employers in certain hazardous industries that operate in those states where our underwriting efforts are the most profitable and efficient. We analyze each prospective policyholder on its own merits relative to known industry trends and statistical data. Our underwriting guidelines specify that we do not write workers' compensation insurance for certain hazardous activities, including sub-surface mining and manufacturing of ammunition or fireworks.

Underwriting is a multi-step process that begins with the receipt of an application from one of our agencies. We initially review the application to confirm that the prospective policyholder meets certain established criteria, including that it is engaged in one of our targeted hazardous industries and industry classes and operates in the states we target. If the application satisfies these criteria, the application is forwarded to our underwriting department for further review.

Our underwriting department reviews the application to determine if the application meets our underwriting criteria and whether all required information has been provided. If additional information is required, the underwriting department requests additional information from the agency submitting it. This initial review process is generally completed within three days after the application is received by us. Once this initial review process is complete, our underwriting department requests that a pre-quotation safety inspection be performed in most cases. In 2011, 88.2% of our new voluntary business policyholders were inspected prior to our offering a premium quote.

After the pre-quotation safety inspection has been completed, our underwriting professionals review the results of the inspection to determine if a quote should be made and, if so, prepare the quote. The quote must be reviewed and approved by our underwriting department before it is delivered to the agency. All decisions by our underwriting department, including decisions to decline applications, are subject to review and approval by our management-level underwriters.

Our underwriting professionals participate in an incentive compensation program under which bonuses are paid quarterly based upon achieving premium underwriting volume and loss ratio targets. The determination of whether targets have been satisfied is made 30 months after the beginning of the relevant incentive compensation period.

Pricing

In the majority of states, workers' compensation insurance rates are based upon published "loss costs." Loss costs are derived from wage and loss data reported by insurers to the state's statistical agent, which in most states

is the NCCI. The state agent then promulgates loss costs for specific job descriptions or class codes. Insurers file requests for adoption of a loss cost multiplier, or LCM, to be applied to the loss costs to support operating expenses and profit margins. In addition, most states allow pricing flexibility above and below the filed LCM, within certain limits.

We obtain approval of our rates, including our LCMs, from state regulatory authorities. To maintain rates at profitable levels, we regularly monitor and adjust our LCMs. The effective LCM for our voluntary business was 1.50 for policy year 2011, 1.43 for policy year 2010, and 1.45 for policy year 2009. If we are unable to charge rates in a particular state or industry to produce satisfactory results, we seek to control and reduce our premium volume in that state or industry and redeploy our capital in other states or industries that offer greater opportunity to earn an underwriting profit.

Safety

Our safety inspection process begins with a request from our underwriting department to perform a pre-quotation safety inspection. Our safety inspections focus on a prospective policyholder's operations, loss exposures and existing safety controls to prevent potential losses. The factors considered in our inspection include employee experience, turnover, training, previous loss history and corrective actions, and workplace conditions, including equipment condition and, where appropriate, use of fall protection, respiratory protection or other safety devices. Our FSPs travel to employers' worksites to perform these safety inspections. These initial inspections allow our underwriting professionals to make decisions on both insurability and pricing. In certain circumstances, we will agree to provide workers' compensation insurance only if the employer agrees to implement and maintain the safety management practices that we recommend. In 2011, 88.2% of our new voluntary business policyholders were inspected prior to our offering a premium quote. The remaining voluntary business policyholders were not inspected prior to a premium quote for a variety of reasons, including small premium size or the fact that the policyholder was previously a policyholder subject to our safety inspections.

After an employer becomes a policyholder, we continue to emphasize workplace safety through periodic workplace visits, assisting the policyholder in designing and implementing enhanced safety management programs, providing safety-related information and conducting rigorous post-accident management. Generally, we may cancel or decline to renew an insurance policy if the policyholder does not implement or maintain reasonable safety management practices that we recommend.

Our FSPs participate in an incentive compensation program under which bonuses are paid semi-annually based upon an FSP's production and their policyholders' aggregate loss ratios. The results are measured 33 months after the inception of the subject policy period.

Claims

We have structured our claims operation to provide immediate, intensive and personal management of claims to guide injured employees through medical treatment, rehabilitation and recovery, with the primary goal of returning the injured employee to work as promptly as practicable. We seek to limit the number of claim disputes with injured employees through early intervention in the claims process.

Our FCMs are located in the geographic areas where our policyholders are based. We believe the presence of our FCMs in the field enhances our ability to guide an injured employee to the appropriate conclusion in a friendly, dignified and supportive manner. Our FCMs have broad authority to manage claims from occurrence of a workplace injury through resolution, including authority to retain many different medical providers at our expense. Such providers comprise not only our recommended medical providers, but also nurse case managers, independent medical examiners, vocational specialists, rehabilitation specialists and other specialty providers of medical services necessary to achieve a quality outcome.

Following notification of a workplace injury, an FCM will contact the policyholder, the injured employee and/or the treating physician to determine the nature and severity of the injury. If a serious injury occurs, the FCM will promptly visit the injured employee or the employee's family members to discuss the benefits provided. The FCM will also visit the treating physician to discuss the proposed treatment plan. Our FCM assists the injured employee in receiving appropriate medical treatment and encourages the use of our recommended medical providers and facilities. For example, our FCM may suggest that a treating physician refer an injured worker to another physician or treatment facility that we believe has had positive outcomes for other workers with similar injuries. We actively monitor the number of open cases handled by a single FCM in order to maintain focus on each specific injured employee. As of December 31, 2011, we averaged 54 open indemnity claims per FCM, which we believe is significantly less than the industry average.

Locating our FCMs in the field also allows us to build professional relationships with local medical providers. In selecting medical providers, we rely, in part, on the recommendations of our FCMs who have developed professional relationships within their geographic areas. We also seek input from our policyholders and other contacts in the markets that we serve. While cost factors are considered in selecting medical providers, we consider the most important factor in the selection process to be the medical provider's ability to achieve a quality outcome. We define quality outcome as the injured worker's rapid, conclusive recovery and return to sustained, full capacity employment.

While we seek to promptly settle valid claims, we also aggressively defend against claims we consider to be non-meritorious. Where possible, we purchase annuities on longer life claims to close such claims, while still providing an appropriate level of benefits to injured employees.

Premium Audits

We conduct premium audits on all of our voluntary business policyholders annually, upon the expiration of each policy, including when the policy is renewed. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore, have paid us the premium required under the terms of their policies. In addition to annual audits, we selectively perform interim audits on certain classes of business if significant or unusual claims are filed or if the monthly reports submitted by a policyholder reflect a payroll pattern or other aberrations that cause underwriting, safety or fraud concerns. We also mitigate potential losses from under-reporting of premium or delinquent premium payment by collecting a deposit from the policyholder at the inception of the policy, typically representing 15% of the total estimated annual premium, which deposit can be utilized to offset losses from non-payment of premium.

Loss Reserves

We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid as of a given point in time.

In establishing our reserves, we review the results of analyses using actuarial methodologies that utilize historical loss data from our more than 26 years of underwriting workers' compensation insurance. In evaluating the results of those analyses, our management also uses substantial judgment in considering other factors that are not considered in these actuarial analyses. These actuarial methodologies and subjective factors are described in more detail below. Our process and methodology for estimating reserves applies to both our voluntary and assigned risk business, but does not include our reserves for mandatory pooling arrangements. We record reserves for mandatory pooling arrangements as those reserves are reported to us by the pool administrators. We do not use loss discounting when we determine our reserves, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income.

When a claim is reported, we establish an initial case reserve for the estimated amount of our loss based on our estimate of the most likely outcome of the claim at that time. Generally, that case reserve is established within 14 days after the claim is reported and consists of anticipated medical costs, indemnity costs and specific adjustment expenses, which we refer to as defense and cost containment expenses, or DCC expenses. The most complex claims, involving severe injuries, may take a considerable period of time for us to establish a more precise estimate of the most likely outcome of the claim. At any point in time, the amount paid on a claim, plus the reserve for future amounts to be paid, represents the estimated total cost of the claim, or the case incurred amount. The estimated amount of loss for a reported claim is based upon various factors, including:

- type of loss;
- severity of the injury or damage;
- age and occupation of the injured employee;
- estimated length of temporary disability;
- anticipated permanent disability;
- expected medical procedures, costs and duration;
- our knowledge of the circumstances surrounding the claim;
- insurance policy provisions related to the claim, including coverage;
- jurisdiction of the occurrence; and
- other benefits defined by applicable statute.

The case incurred amount varies over time due to uncertainties with respect to medical treatment and outcome, length and degree of disability, recurrence of injury, employment availability and wage levels and judicial determinations. As changes occur, the case incurred amount is adjusted. The initial estimate of the case incurred amount can vary significantly from the amount ultimately paid, especially in circumstances involving severe injuries with comprehensive medical treatment. Changes in case incurred amounts is an important component of our historical claim data.

In addition to case reserves, we establish reserves on an aggregate basis for loss and DCC expenses that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as the unpaid cost of recently reported claims for which an initial case reserve has not been established.

The third component of our reserves for loss and loss adjustment expenses is our adjusting and other reserve, or AO reserve. Our AO reserve covers primarily the estimated cost of administering claims and is established for the costs of future unallocated loss adjustment expenses for all reported and unreported claims.

The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements. The mandatory pooling arrangement reserve includes the amount reported to us by the pool administrators.

In establishing reserves, we rely on the analysis of the more than 177,000 claims in our 26-year history. Using statistical analyses and actuarial methods, we estimate reserves based on historical patterns of case development, payment patterns, mix of business, premium rates charged, case reserving adequacy, operational changes, adjustment philosophy and severity and duration trends.

We review our reserves by industry and state on a quarterly basis. Individual open claims are reviewed more frequently and adjustments to case incurred amounts are made based on expected outcomes. The number of claims reported or occurring during a period, combined with a calculation of average case incurred amounts, and

measured over time, provide the foundation for our reserve estimates. In establishing our reserve estimates, we use historical trends in claim reporting timeliness, frequency of claims in relation to earned premium or covered payroll, premium rate levels charged and case development patterns. However, the number of variables and judgments involved in establishing reserve estimates, combined with some random variation in loss development patterns, results in uncertainty regarding projected ultimate losses. As a result, our ultimate liability for loss and loss adjustment expenses may be more or less than our reserve estimate.

Our analysis of our historical data provides the factors we use in our statistical and actuarial analysis in estimating our loss and DCC expense reserve. These factors are primarily measures over time of claims reported, average case incurred amounts, case development, duration, severity and payment patterns. However, these factors cannot be solely used as these factors do not take into consideration changes in business mix, claims management, regulatory issues, medical trends, medical inflation, employment and wage patterns, and other subjective factors. We use this combination of factors and subjective assumptions in the use of six well-accepted actuarial methods, as follows:

- Paid Development Method—uses historical, cumulative paid loss patterns to derive estimated ultimate losses by accident year based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.
- Paid Weighted Severity ("Generalized Cape Cod") Method—multiplies estimated ultimate claims for each accident year by a weighted average, trended and developed severity. The ultimate claims estimate is based on paid claim count development. The selected severity for a given accident year is derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.
- Paid Bornhuetter-Ferguson (B-F) Method—a combination of the Paid Development Method and the Paid Weighted Severity Method, the Paid B-F Method estimates ultimate losses by adding the current actual paid losses to projected unpaid losses.
- Incurred Development Method—uses historical, cumulative incurred loss patterns to derive estimated ultimate losses by accident year based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.
- Incurred Weighted Severity ("Generalized Cape Cod") Method—multiplies estimated ultimate claims for each accident year by a weighted average, trended and developed severity. The ultimate claims estimate is based on incurred claim count development. The selected severity for a given accident year is derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.
- Incurred B-F Method—a combination of the Incurred Development Method and the Incurred Weighted Severity Method, the Incurred B-F Method projects ultimate losses by adding the current actual incurred losses to the projected unreported losses.

These six methods are applied to both gross and net data. Due to the volatility and unpredictability of excess losses, several B-F estimates of excess losses are also used to estimate the ultimate losses gross of reinsurance. We then analyze the results and may emphasize or de-emphasize some or all of the outcomes to reflect our judgment of their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single weighted average point estimate that is the base estimate for loss and DCC expense reserves.

In determining the level of emphasis that may be placed on some or all of the methods, we review statistical information as to which methods are most appropriate, whether adjustments are appropriate within the particular methods, and if results produced by each method include inherent bias reflecting operational and industry changes. This supplementary information may include:

- open and closed claim counts;

- statistics related to open and closed claim count percentages;
- claim closure rates;
- changes in average case reserves and average loss and DCC expenses incurred on open claims;
- reported and ultimate average case incurred changes;
- reported and projected ultimate loss ratios; and
- loss payment patterns.

In establishing our AO reserves, we review our past adjustment expenses in relation to paid claims as well as estimated future costs based on expected claims activity and duration.

The sum of our net loss and DCC expense reserve, our AO reserve and our reserve for mandatory pooling arrangements is our total net reserve for loss and loss adjustment expenses.

As of December 31, 2011, our best estimate of our ultimate liability for loss and loss adjustment expenses, net of amounts recoverable from reinsurers, was $477.3 million, which includes $9.6 million in reserves for mandatory pooling arrangements as reported by the pool administrators. The estimate of our ultimate liability was derived from the process and methodology described above, which relies on substantial judgment. There is inherent uncertainty in estimating our reserves for loss and loss adjustment expenses. It is possible that our actual loss and loss adjustment expenses incurred may vary significantly from our estimates. We view our estimate of loss and DCC expenses as the most significant component of our reserve for loss and loss adjustment expenses.

Additional information regarding our reserve for unpaid loss and loss adjustment expenses ("LAE") as of December 31, 2011, 2010, and 2009 is set forth below:

	2011	2010	2009
		(In thousands)	
Gross case loss and DCC reserves	$404,626	$412,720	$408,075
AO reserves	13,402	14,919	14,873
Gross IBNR reserves	120,186	104,565	111,707
Gross unpaid loss, DCC and AO reserves	538,214	532,204	534,655
Reinsurance recoverables on unpaid loss and LAE	(60,937)	(65,536)	(60,435)
Net unpaid loss, DCC and AO reserves	$477,277	$466,668	$474,220

We performed sensitivity analyses to show how our net loss and DCC expense reserve, including IBNR, would be impacted by changes in certain critical assumptions. For our paid and incurred development methods, we varied both the cumulative paid and incurred loss development factors (LDFs) by plus and minus 20%, both individually and in combination with one another. The results of this sensitivity analysis, using December 31, 2011 data, are summarized below.

Change in Paid LDFs	Change in Incurred LDFs	Resultant Change in Net Loss and DCC Reserve	
		Amount ($)	Percentage
		(In thousands)	
+20%	+20%	15,801	3.5%
+20%	0%	9,720	2.1%
+20%	–20%	3,531	0.8%
0%	+20%	6,420	1.4%
0%	–20%	(6,619)	(1.5)%
–20%	+20%	(2,954)	(0.7)%
–20%	0%	(9,957)	(2.2)%
–20%	–20%	(16,939)	(3.7)%

For our paid and incurred weighted severity methods, we varied our year-end selected trend factor (for medical costs, defense costs, wage inflation, etc.) by plus and minus 20%. The results of this sensitivity analysis, using December 31, 2011 data, are summarized below.

Change in Severity Trend	Resultant Change in Net Loss and DCC Reserve	
	Amount ($)	Percentage
	(In thousands)	
+20%	4,102	0.9%
–20%	(3,966)	(0.9)%

The Bornhuetter-Ferguson method estimates ultimate loss by averaging weighted severity paid or incurred losses and expected future paid or incurred development. To measure sensitivity, we changed this average by plus and minus 20%. The results of this sensitivity analysis, using December 31, 2011 data, are summarized below.

Change in Expected Losses	Resultant Change in Net Loss and DCC Reserve	
	Amount ($)	Percentage
	(In thousands)	
+20%	9,863	2.2%
–20%	(9,876)	(2.2)%

Reconciliation of Loss Reserves

The table below shows the reconciliation of loss reserves on a gross and net basis for the years ended December 31, 2011, 2010 and 2009, reflecting changes in losses incurred and paid losses.

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Balance, beginning of period	$532,204	$534,655	$531,293
Less amounts recoverable from reinsurers on unpaid loss and loss adjustment expenses	65,536	60,435	56,596
Net balance, beginning of period	466,668	474,220	474,697
Add incurred related to:			
Current year	196,269	179,022	185,201
Prior years	(6,563)	(21,634)	(21,885)
Total incurred	189,706	157,388	163,316
Less paid related to:			
Current year	53,213	47,385	42,174
Prior years	125,884	117,555	121,619
Total paid	179,097	164,940	163,793
Net balance, end of period	477,277	466,668	474,220
Add amounts recoverable from reinsurers on unpaid loss and loss adjustment expenses	60,937	65,536	60,435
Balance, end of period	$538,214	$532,204	$534,655

Our gross reserves for loss and loss adjustment expenses of $538.2 million as of December 31, 2011 are expected to cover all unpaid loss and loss adjustment expenses as of that date. As of December 31, 2011, we had

5,184 open claims, with an average of $103,822 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2011, 5,986 new claims were reported, and 5,931 claims were closed.

In 2011, our gross reserves increased to $538.2 million from $532.2 million at December 31, 2010. The increase in reserves was attributable to both the current accident year and prior accident years. There was also $6.6 million of favorable development for prior accident years. As of December 31, 2010, we had 5,129 open claims, with an average of $103,764 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2010, 5,800 new claims were reported, and 5,182 claims were closed.

In 2010, our gross reserves decreased to $532.2 million from $534.7 million at December 31, 2009. The decrease in reserves was attributable to both the current accident year and prior accident years. The current accident year incurred losses amounted to less than 2009 but resulted in a higher loss ratio due to decreased earned premium. There was also $21.6 million of favorable development for prior accident years. As of December 31, 2009, we had 4,511 open claims, with an average of $118,523 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2009, 5,275 new claims were reported, and 5,557 claims were closed.

Loss Development

The table below shows the net loss development for business written each year from 2001 through 2011. The table reflects the changes in our loss and loss adjustment expense reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a GAAP basis.

The first line of the table shows, for the years indicated, our liability including the incurred but not reported loss and loss adjustment expenses as originally estimated, net of amounts recoverable from reinsurers. For example, as of December 31, 2001, it was estimated that $119.0 million would be sufficient to settle all claims not already settled that had occurred on or prior to December 31, 2001, whether reported or unreported. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The next section of the table shows, by year, the cumulative amounts of loss and loss adjustment expense payments, net of amounts recoverable from reinsurers, as of the end of each succeeding year. For example, with respect to the net loss reserves of $119.0 million as of December 31, 2001, by December 31, 2011 (ten years later) $98.1 million had actually been paid in settlement of the claims that relate to liabilities as of December 31, 2001.

The "cumulative redundancy/(deficiency)" represents, as of December 31, 2011, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means that the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate.

Analysis of Loss and Loss Adjustment Expense Reserve Development

	Year Ended December 31,										
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(In thousands)										
Reserve for loss and loss adjustment expenses, net of reinsurance recoverables	$ 119,020	$ 152,908	$183,001	$243,256	$364,253	$412,366	$462,478	$474,697	$474,220	$466,668	$477,277
Net reserve estimated as of:											
One year later	123,413	155,683	196,955	265,138	362,026	402,876	442,091	452,812	452,587	460,105	
Two years later	116,291	168,410	217,836	262,601	361,181	372,520	416,758	427,794	422,697		
Three years later	119,814	187,225	218,217	262,427	346,914	359,590	396,492	398,187			
Four years later	132,332	189,098	219,114	256,790	339,849	348,596	371,599				
Five years later	134,836	190,161	214,304	250,586	335,158	335,252					
Six years later	136,277	186,829	209,819	247,798	325,714						
Seven years later	133,588	184,455	208,549	239,886							
Eight years later	130,599	184,641	200,717								
Nine years later	130,331	178,414									
Ten years later	125,250										
Net cumulative redundancy (deficiency)	$ (6,230)	$ (25,506)	$ (17,716)	$ 3,370	$ 38,539	$ 77,114	$ 90,879	$ 76,510	$ 51,523	$ 6,563	
Cumulative amount of reserve paid, net of reserve recoveries, through:											
One year later	51,114	66,545	73,783	40,514	110,369	105,408	116,631	121,619	117,555	125,884	
117,555	71,852	101,907	65,752	97,091	164,354	167,852	182,879	185,334	182,242		
Three years later	84,341	73,391	99,829	124,785	201,393	203,502	217,137	222,249			
Four years later	42,919	96,884	114,594	154,799	222,867	224,419	239,189				
Five years later	59,194	110,475	136,497	167,092	237,699	235,931					
Six years later	76,547	128,629	143,642	175,639	245,466						
Seven years later	90,575	132,656	149,349	180,743							
Eight years later	92,906	137,093	152,523								
Nine years later	95,946	139,661									
Ten years later	98,075										
Net reserve—December 31	$ 119,020	$ 152,908	$183,001	$243,256	$364,253	$412,366	$462,478	$474,697	$474,220	$466,668	$477,277
Reinsurance recoverables	264,013	193,634	194,558	189,624	120,232	106,810	74,925	56,596	60,435	65,536	60,937
Gross reserve—December 31	$ 383,033	$ 346,542	$377,559	$432,880	$484,485	$519,176	$537,403	$531,293	$534,655	$532,204	$538,214
Net re-estimated reserve	$ 125,250	$ 178,414	$200,717	$239,886	$325,714	$335,252	$371,599	$398,187	$422,697	$460,105	
Re-estimated reinsurance recoverables	361,611	287,681	232,634	193,242	128,120	121,583	91,884	76,999	62,464	62,134	
Gross re-estimated reserve	$ 486,861	$ 466,095	$433,351	$433,128	$453,834	$456,835	$463,483	$475,186	$485,161	$522,239	
Gross cumulative redundancy (deficiency)	$(103,828)	$(119,553)	$ (55,792)	$ (248)	$ 30,651	$ 62,341	$ 73,920	$ 56,107	$ 49,494	$ 9,965	

Our net cumulative redundancy (deficiency) set forth in the table above is net of amounts recoverable from our reinsurers, including Reliance Insurance Company, one of our former reinsurers. In 2001, Reliance was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, we recognized losses related to uncollectible amounts from Reliance of $0.5 million in

2007, $0.8 million in 2005, $0.3 million in 2004, $1.3 million in 2003, $2.0 million in 2002 and $17.0 million in 2001. No losses were recognized in 2010, 2009, 2008 and 2006.

Investments

We derive net investment income from our invested assets. As of December 31, 2011, the carrying value of our investment portfolio, including cash and cash equivalents, was $851.5 million and the fair value of the portfolio was $890.7 million.

Our board of directors has established an investment policy governing our investments, which is reviewed at least annually. The principal objectives of our investment portfolio are to preserve capital and surplus and to maintain appropriate liquidity for corporate requirements. Additional objectives are to support our A.M. Best rating and to maximize after-tax income and total return. Our investment policy establishes limitations and guidelines relating to, for example, asset allocation, diversification, credit ratings and duration. We review our investment portfolio with the risk committee of our board of directors periodically for compliance with the policy. Our investment portfolio is managed internally.

We classify the majority of our fixed maturity securities as "held-to-maturity". We do not reflect any changes in fair value for these securities in our financial statements, unless such changes are deemed to be "other than temporary impairments," in which case such impairments flow through our income statement within the category, "Net realized gains (losses) on investments." The remainder of our fixed maturity securities and all of our equity securities are classified as "available-for-sale." These investments are valued at fair market value each period, with changes in fair value flowing through other comprehensive income. We generally seek to limit our holdings in equity securities to the lesser of 10% of the investment portfolio or 30% of shareholders' equity, on a fair value basis.

See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Investments" for further information on the composition and results of our investment portfolio.

The table below shows the carrying values of various categories of securities held in our investment portfolio, the percentage of the total carrying value of our investment portfolio represented by each category and the effective interest rate for the year ended December 31, 2011 based on the carrying value of each category as of December 31, 2011:

	Carrying Value	Percentage of Portfolio	Effective Interest Rate
	(In thousands)		
Fixed maturity securities—held-to-maturity:			
State and political subdivisions	$441,273	51.8%	3.6%
Corporate bonds	92,682	10.9%	2.7%
Commercial mortgage-backed securities	51,550	6.1%	5.5%
U.S. agency-based mortgage-backed securities	46,096	5.4%	5.2%
U.S. Treasury securities and obligations of U.S. Government agencies	9,141	1.1%	4.2%
Asset-backed securities	5,306	0.6%	3.2%
Total fixed maturity securities—held-to-maturity	646,048	75.9%	3.7%
Fixed maturity securities—available-for-sale:			
State and political subdivisions	57,762	6.8%	4.1%
Corporate bonds	42,980	5.0%	2.8%
Total fixed maturity securities—available-for-sale	100,742	11.8%	3.5%
Equity securities	12,240	1.4%	5.2%
Cash and cash equivalents	45,536	5.4%	0.3%
Short-term investments	46,944	5.5%	1.1%
Total investments, including cash and cash equivalents	$851,510	100%	3.4%

As of December 31, 2011, our fixed maturity securities had a carrying value of $746.8 million, which represented 87.7% of the carrying value of our investments, including cash and cash equivalents. For the twelve months ended December 31, 2011, the pre-tax accounting investment yield of our investment portfolio was 3.1% per annum.

The gross unrealized gains and losses on, and the cost and fair value of, our investment portfolio as of December 31, 2011 are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Fixed maturity securities, held-to-maturity	$646,048	$40,573	$(1,379)	$685,242
Fixed maturity securities, available-for-sale	98,077	2,899	(234)	100,742
Equity securities, available-for-sale	11,776	661	(197)	12,240
Totals	$755,901	$44,133	$(1,810)	$798,224

As of December 31, 2011, the municipal bond component was 58.6% of the investment portfolio, including cash and short-term investments. The table below summarizes the top five geographic exposures as of December 31, 2011.

	Carrying Value	Percentage of Municipal Portfolio	Percentage of Total Portfolio
	(In thousands)		
Louisiana	$122,922	24.6%	14.4%
Texas	73,465	14.7%	8.6%
Florida	48,484	9.7%	5.7%
Washington	19,770	4.0%	2.3%
Indiana	17,619	3.5%	2.1%
Other	217,027	43.5%	25.5%
	$499,287	100.0%	58.6%

Our largest insurance subsidiary is domiciled in Louisiana and companies are allowed an investment credit against premium taxes for varying levels of Louisiana assets.

The table below summarizes the credit quality of our investment portfolio, excluding our equity holdings, as of December 31, 2011, as determined by the middle rating of Moody's, Standard and Poor's, and Fitch.

Credit Rating	Percentage of Total Carrying Value
"AAA"	29.2%
"AA"	39.1%
"A"	14.6%
"BBB"	15.5%
"BB and below"	1.3%
"Unrated Securities"	0.3%
Total	100.0%

As of December 31, 2011, the average composite rating of our investment portfolio, excluding our equity holdings, was "AA-."

The table below shows the composition of our fixed maturity securities by remaining time to maturity as of December 31, 2011.

Remaining Time to Maturity	As of December 31, 2011	
	Carrying Value	Percentage
	(In thousands)	
Less than one year	$115,641	15.4%
One to five years	203,220	27.2%
Five to ten years	146,750	19.7%
More than ten years	178,227	23.9%
U.S. agency-based mortgage-backed securities	46,096	6.2%
Commercial mortgage-backed securities	51,550	6.9%
Asset-backed securities	5,306	0.7%
Total	$746,790	100.0%

Reinsurance

We purchase reinsurance to reduce our net liability on individual risks and claims and to protect against catastrophic losses. Reinsurance involves an insurance company transferring to, or ceding, a portion of the exposure on a risk to a reinsurer. The reinsurer assumes the exposure in return for a portion of our premium. The cost and limits of reinsurance we purchase can vary from year to year based upon the availability of quality reinsurance at an acceptable price and our desired level of retention. Retention refers to the amount of risk that we retain for our own account. Under excess of loss reinsurance, covered losses in excess of the retention level up to the limit of the program are paid by the reinsurer. Our excess of loss reinsurance is written in layers, in which our reinsurers accept a band of coverage up to a specified amount. Any liability exceeding the limit of the program reverts to us as the ceding company. Reinsurance does not legally discharge us from primary liability for the full amount due under our policies. However, our reinsurers are obligated to indemnify us to the extent of the coverage provided in our reinsurance agreements.

We believe reinsurance is critical to our business. Our reinsurance purchasing strategy is to protect against unforeseen and/or catastrophic loss activity that would adversely impact our income and capital base. We generally select financially strong reinsurers with an A.M. Best rating of "A–" (Excellent) or better at the time we enter into a reinsurance contract. In addition, to minimize our exposure to significant losses from reinsurer insolvencies, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk on a continual basis.

2012 Excess of Loss Reinsurance Treaty Program

Our 2012 reinsurance program is substantially similar to our 2011 program. Effective January 1, 2012, we entered into a new excess of loss reinsurance treaty program related to our voluntary and assigned risk business that applies to losses incurred between January 1, 2012 and the date on which our reinsurance agreements are terminated. Our reinsurance treaty program provides us with reinsurance coverage for each loss occurrence up to $50.0 million, subject to applicable deductibles, retentions and aggregate limits. However, for any loss occurrence involving only one claimant, our reinsurance coverage is limited to a maximum of $10.0 million for that claimant, subject to applicable deductibles, retentions and aggregate limits. We have 14 reinsurers participating in our 2012 reinsurance treaty program. Under certain circumstances, including a downgrade of a reinsurer's A.M. Best rating to "B++" (Very Good) or below, such reinsurer may be required to provide us with security for amounts due under the terms of our reinsurance program. This security may take the form of, among other things, cash advances or letters of credit. If security is required because of a ratings downgrade, the form of security must be mutually agreed to between the reinsurer and us.

Our 2012 reinsurance treaty program provides coverage in the following three layers:

- *First Layer.* This layer is part of our 2012 reinsurance treaty program, and is a three-year structured product. It covers losses incurred between January 1, 2011 and January 1, 2014. The treaty affords coverage in two parts up to $4.0 million for each loss occurrence in excess of $1.0 million. Before our reinsurers are obligated to reimburse us under this layer, we are subject to an annual aggregate deductible of 6.5% of subject earned premium under the first part of this coverage and 13.1% of subject earned premium under the second part of this coverage. The limit under the first part of this coverage for all claims, including certain terrorism claims, is 6.6% of subject earned premium in any one year and 13.2% of subject earned premium in the aggregate for all three years covered by this layer. The limit under the second part of this coverage for all claims, including certain terrorism claims, is 6.6% of subject earned premium in the aggregate for all three years covered by this layer.
- *Second Layer.* This is a three-year treaty covering losses incurred between January 1, 2012 and January 1, 2015. The treaty affords coverage up to $5.0 million for each loss occurrence in excess of $5.0 million. The aggregate limit for all claims, including terrorism, under this layer is $10.0 million in any one year and $20.0 million in the aggregate for all three years covered by this layer. Our 2011 program included a similar layer effective between January 1, 2009 and January 1, 2012.
- *Third Layer.* Affords coverage up to $40.0 million for each loss occurrence in excess of $10.0 million. The aggregate limit for all claims, including terrorism, under this layer is $80.0 million.

The agreement for both parts of the first layer will terminate on January 1, 2014, the agreement for the second layer will terminate on January 1, 2015 and the third layer of coverage will terminate on January 1, 2013. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements.

At our option, we have the right to commute the reinsurers' obligations under the agreement for the first and second layers of coverage at any time after the end of the applicable terms of the agreements. If we commute the reinsurers' obligations, we are entitled to receive a portion of the premiums that were paid to the reinsurers prior to the effective dates of the applicable commutations, subject to certain adjustments provided in the agreement.

The table below sets forth the reinsurers participating in our 2012 reinsurance program:

Reinsurer	A.M. Best Rating
Hannover Reinsurance (Ireland) Limited	A
Tokio Millennium Re Ltd.	A++
Munich Reinsurance America, Inc.	A+
Arch Reinsurance Company	A+
Alterra Bermuda Limited	A
Aspen Insurance UK Limited	A
Hannover Ruckversicherung AG	A
Lloyd's Syndicate 0435 FDY	A
Lloyd's Syndicate 1400 DRE	A
Lloyd's Syndicate 1955 BAR	A
Lloyd's Syndicate 2003 SJC	A
Lloyd's Syndicate 4472 LIB	A
Lloyd's Syndicate 5151 MRE	A
Minnesota Workers' Compensation Reinsurance Association	NR

Due to the nature of reinsurance, we have receivables from reinsurers that apply to accident years prior to 2011. The table below summarizes our amounts recoverable from reinsurers as of December 31, 2011.

Reinsurer	A.M. Best Rating	Amounts Recoverable as of December 31, 2011
		(In thousands)
Hannover Reinsurance (Ireland) Limited (1)	A	$23,387
Aspen Insurance Limited	A	14,191
Odyssey Reinsurance Company	A	13,889
Minnesota Workers' Compensation Reinsurance Association (1)	NR	7,830
Clearwater Insurance Company	B++	6,433
St. Paul Fire and Marine Insurance Company	A+	6,147
Finial Reinsurance Company	A-	5,606
SCOR Reinsurance Company	A	5,137
Clearwater Select Insurance Company	A	1,382
American National Insurance Company	A	1,334
Tokio Millennium Re Ltd (1)	A++	1,330
Harrington Syndicate 2000	A	1,018
Other (32 reinsurers)	—	8,528
Total		$96,212

(1) Current participant in our 2012 reinsurance program.

Terrorism Reinsurance

The Terrorism Risk Insurance Act of 2002 (the "2002 Act") was enacted in response to the events of September 11, 2001 and was extended by the Terrorism Risk Insurance Extension Act of 2005 (the "2005 Act") and the Terrorism Risk Insurance Program Reauthorization Act of 2007 (the "2007" Act). The 2002 Act, the 2005 Act and the 2007 Act were designed to ensure the availability of insurance coverage for losses resulting from certain acts of terrorism in the United States. The 2007 Act reauthorizes a federal program, established under the 2002 Act, extended by the 2005 Act, and further extended it through the end of 2014. This program provides federal reimbursement to insurance companies for a portion of their losses arising from certain acts of terrorism and requires insurance companies to offer coverage for these acts. The program applies to insured losses arising out of acts that are certified as "acts of terrorism" by the Secretary of the Treasury in concurrence with the Secretary of State and the Attorney General of the United States. In addition, the program does not provide any reimbursement for any portion of aggregate industry-wide insured losses from certified acts of terrorism that exceed $100.0 billion in any one year and is subject to certain other limitations and restrictions.

For insured losses in 2011, each insurance group is responsible for a statutory deductible under the 2007 Act that is equal to 20% of its direct earned property and casualty insurance premiums. For losses occurring in 2012, the U.S. Federal Government will reimburse 85% of an insurance group's covered losses over the statutory deductible. In addition, no federal reimbursement is available unless the aggregate insurance industry-wide losses from a certified act of terrorism exceed $100.0 million for any act of terrorism occurring in 2012. However, there is no relief from the requirement under the 2007 Act that insurance companies offer coverage for certified acts of terrorism if those acts do not cause losses exceeding these threshold amounts and thus do not result in any federal reimbursement payments.

Under the 2007 Act, insurance companies must offer coverage for losses due to certified acts of terrorism in their workers' compensation policies. Moreover, the workers' compensation laws of the various states generally

do not permit the exclusion of coverage for losses arising from acts of terrorism, including terrorism that involves the use of nuclear, biological, radioactive or chemical agents. In addition, state law prohibits us from limiting our workers' compensation insurance losses arising from any one catastrophe or any one claimant. We have reinsurance protection in our 2012 reinsurance treaty program that affords coverage for up to $50 million for losses arising from terrorism but excluding nuclear, biological, radiological and chemical attacks, subject to the deductibles, retentions, definitions and aggregate limits.

Technology

We view our internally developed and purchased management information systems as an integral part of our operations and make a substantial ongoing investment in improving our systems. We provide our field premium auditors, field safety professionals and field case managers with computer and communication equipment to more timely and efficiently complete services. This technology also helps to facilitate communication and to report and monitor claims. All of our systems development and infrastructure operation and maintenance are performed by our information technology professionals, with limited assistance from outside vendors.

Competition

The insurance industry, in general, is highly competitive and there is significant competition in the workers' compensation segment of the industry. Competition in the insurance business is based on many factors, including premium rates, policy terms, coverage availability, claims management, safety services, payment terms, types of insurance offered, overall financial strength and financial ratings assigned by independent rating organizations, such as A.M. Best. Some of the insurers with which we compete have significantly greater financial, marketing and management resources than we do. We may also compete with new market entrants in the future.

We believe the workers' compensation market for the hazardous industries we target is more fragmented and to some degree less competitive than other segments of the workers' compensation market. Our competitors include other insurance companies, individual self-insured companies, state insurance pools and self-insurance funds. We estimate that more than 300 insurance companies participate in the workers' compensation market. The insurance companies with which we compete vary by state and by the industries we target. These market conditions are also impacted by lower estimated loss costs adopted by a number of states in which we do business.

Our competitive advantages include our safety service and claims management practices, our A.M. Best rating and our ability to reduce claims through implementation of our work safety programs. In addition, we believe that our insurance is competitively priced and our premium rates are typically lower than those for policyholders assigned to the state insurance pools, allowing us to provide a viable alternative for policyholders in those pools.

Employees

As of December 31, 2011, we had 427 full-time employees and one part-time employee. None of our employees are subject to collective bargaining agreements. We believe that our employee relations are good.

Regulation

Holding Company Regulation

Nearly all states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system.

Under these laws, the respective state insurance departments may examine us at any time, require disclosure of material transactions and require prior notice of or approval for certain transactions. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation.

Change of Control

The insurance holding company laws of nearly all states require advance approval by the respective state insurance departments of any change of control of an insurer. "Control" is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change of control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change of control of American Interstate, Silver Oak Casualty or American Interstate of Texas, including a change of control of AMERISAFE, would generally require the party acquiring control to obtain the prior approval of the department of insurance in the state in which the insurance company being acquired is incorporated and may require pre-notification in the states where pre-notification provisions have been adopted. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AMERISAFE, including through transactions, and in particular unsolicited transactions, that some or all of the shareholders of AMERISAFE might consider to be desirable.

State Insurance Regulation

Insurance companies are subject to regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. American Interstate and Silver Oak Casualty are primarily subject to regulation and supervision by the Louisiana Department of Insurance and Workers' Compensation Commission. American Interstate of Texas is primarily subject to regulation and supervision by the Texas Department of Insurance and Workers' Compensation Commission. These state agencies have broad regulatory, supervisory and administrative powers, including among other things, the power to grant and revoke licenses to transact business, license agencies, set the standards of solvency to be met and maintained, determine the nature of, and limitations on, investments and dividends, approve policy forms and rates in some states, periodically examine financial statements, determine the form and content of required financial statements and periodically examine market conduct.

Detailed annual and quarterly financial statements and other reports are required to be filed with the state insurance departments in all states in which we are licensed to transact business. The financial statements of American Interstate, Silver Oak Casualty and American Interstate of Texas are subject to periodic examination by the department of insurance in each state in which they are licensed to do business.

In addition, many states have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.

Insurance agencies are also subject to regulation and supervision by the state insurance departments in the states in which they are licensed. Our wholly owned subsidiary, Amerisafe General Agency, Inc., is licensed as an insurance agent in 28 states and as a managing general insurance agency in 15 states. Amerisafe General Agency is domiciled in Louisiana and is primarily subject to regulation and supervision by the Louisiana

Department of Insurance, which regulates the solicitation of insurance and the qualification and licensing of agents and agencies that may desire to conduct business in Louisiana.

State Insurance Department Examinations

We are subject to periodic examinations by state insurance departments in the states in which we operate. Both Louisiana and Texas insurance departments generally examine its domiciliary insurance companies on a triennial basis. American Interstate Insurance Company and Silver Oak Casualty, Inc. underwent an examination in 2009 that covered calendar years 2006 through 2008. American Interstate of Texas underwent an examination in 2010 that covered calendar year 2009.

Guaranty Fund Assessments

In most of the states where we are licensed to transact business, there is a requirement that property and casualty insurers doing business in that state participate in a guaranty association, which is organized to pay contractual benefits owed under insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to us at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on our financial position or results of operations. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Residual Market Programs

Many of the states in which we conduct business or intend to conduct business, require that all licensed insurers participate in a program to provide workers' compensation insurance to those employers who have not or cannot obtain coverage from a carrier on a negotiated basis. The level of required participation in such programs is generally determined by calculating the volume of our voluntary business in that state as a percentage of all voluntary business in that state by all insurers. The resulting factor is the proportion of premium we must accept as a percentage of all of premiums in policies included in that state's residual market program.

Companies generally can fulfill their residual market obligations by either issuing insurance policies to employers assigned to them, or participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating companies. We utilize both methods, depending on management's evaluation of the most cost-efficient method to adopt in each state that allows a choice of assigned risk or participation in a pooling arrangement. In 2011, we had assigned risks in four states: Alabama, Alaska, North Carolina and Virginia.

Second Injury Funds

A number of states operate trust funds that reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. The state-managed trust funds are funded through assessments against insurers and self-insurers providing workers' compensation coverage in the applicable state. Our recoveries from state-managed trust funds for the years ended December 31, 2011, 2010 and 2009 were $7.0 million, $4.7 million and $7.2 million, respectively. Our cash paid for assessments to state-managed trust funds for the years ended December 31, 2011, 2010 and 2009 was $2.2 million, $2.5 million and $3.7 million, respectively.

Dividend Limitations

Under Louisiana law, American Interstate and Silver Oak Casualty cannot pay dividends to their shareholders in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period without the prior approval of the Louisiana Commissioner of Insurance. However, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. Further, under Texas law, American Interstate of Texas cannot pay dividends to its shareholder in excess of the greater of 10% of statutory surplus, or statutory net income, for the preceding 12-month period without the prior approval of the Texas Commissioner of Insurance.

Federal Law and Regulations

For the year ended December 31, 2011, we derived 2.9% of our voluntary in-force premiums from employers engaged in the maritime industry. As a provider of workers' compensation insurance for employers engaged in the maritime industry, we are subject to the United States Longshore and Harbor Workers' Compensation Act, or the USL&H Act, and the Merchant Marine Act of 1920, or Jones Act. We are also subject to regulations related to the USL&H Act and the Jones Act.

The USL&H Act, which is administered by the U.S. Department of Labor, generally covers exposures on the navigable waters of the United States and in adjoining waterfront areas, including exposures resulting from stevedoring. The USL&H Act requires employers to provide medical benefits, compensation for lost wages, and rehabilitation services to longshoremen, harbor workers and other maritime workers who may suffer injury, disability or death during the course and scope of their employment. The Department of Labor has the authority to require us to make deposits to serve as collateral for losses incurred under the USL&H Act.

The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with a remedy against their employers for injuries arising from negligent acts of the employer or co-workers during the course of employment on a ship or vessel.

Privacy Regulations

In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders and to fully disclose our privacy practices to our policyholders. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. In 2000, the National Association of Insurance Commissioners, or the NAIC, adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. We have established policies and procedures intended to ensure that we are in compliance with the Gramm-Leach-Bliley related privacy requirements.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance

laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our operations and financial condition.

For information on the Terrorism Risk Act, see "—Reinsurance—Terrorism Reinsurance."

The National Association of Insurance Commissioners

The NAIC is a group formed by state insurance commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model Insurance Laws, Regulations and Guidelines, which we refer to as the Model Laws, have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation by the NAIC. The NAIC provides authoritative guidance to insurance regulators on statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its *Accounting Practices and Procedures* manual. The Louisiana and Texas legislatures have adopted these codified statutory accounting practices.

Under Louisiana law, American Interstate and Silver Oak Casualty are each required to maintain minimum capital and surplus of $3.0 million. Under Texas law, American Interstate of Texas is required to maintain minimum capital and surplus of $5.0 million. Property and casualty insurance companies are also subject to certain risk-based capital requirements by the NAIC. Under those requirements, the amount of capital and surplus maintained by a property and casualty insurance company is determined based on the various risk factors related to it. As of December 31, 2011, American Interstate, Silver Oak Casualty, and American Interstate of Texas exceeded the minimum risk-based capital requirements.

The key financial ratios of the NAIC's Insurance Regulatory Information System, or IRIS, which ratios were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators' resources. IRIS identifies 13 industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business.

The 2011 IRIS results for Silver Oak Casualty and American Interstate Insurance Company of Texas were within expected values. Of the 13 ratios, the investment yield ratio for American Interstate Insurance Company was outside the expected range by one tenth of a percent. This occurred because current low interest rates affected the reinvestment rate for the portfolio.

Statutory Accounting Principles

Statutory accounting principles, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer's surplus as regards to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

Generally accepted accounting principles, or GAAP, are concerned with a company's solvency, but are also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.

Statutory accounting principles established by the NAIC and adopted in part by Louisiana and Texas insurance regulators, determine, among other things, the amount of statutory surplus and statutory net income of American Interstate, Silver Oak Casualty and American Interstate of Texas and thus determine, in part, the amount of funds that are available to pay dividends to AMERISAFE.

Website Information

Our corporate website is located at *www.amerisafe.com.* Our Annual Report on Form 10-K, annual proxy statement and related proxy card will be made available on our website at the same time they are mailed to shareholders. Our quarterly reports on Form 10-Q, periodic reports on Form 8-K and amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through our website, free of charge, as soon as reasonably practicable after they have been electronically filed or furnished to the Securities and Exchange Commission, or the SEC. Our website also provides access to reports filed by our directors, executive officers and certain significant shareholders pursuant to Section 16 of the Securities Exchange Act of 1934. In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics and charters for the standing committees of our board of directors are available on our website. The information on our website is not incorporated by reference into this report. In addition, the SEC maintains a website, *www.sec.gov*, which contains reports, proxy and information statements and other information that we file electronically with the SEC.

Executive Officers of the Registrant

The table below sets forth information about our executive officers and key employees as of March 1, 2012.

Name	Age	Position
Executive Officers		
C. Allen Bradley, Jr.	60	Chairman and Chief Executive Officer
Geoffrey R. Banta	62	President and Chief Operating Officer
G. Janelle Frost	41	Executive Vice President and Chief Financial Officer
Brendan D. Gau	37	Executive Vice President and Chief Investment Officer
Craig P. Leach	62	Executive Vice President, Sales and Marketing
Key Employees		
Allan E. Farr	53	Senior Vice President, Enterprise Risk Management
Vincent J. Gagliano	39	Senior Vice President, Information Technology
Kelly R. Goins	46	Senior Vice President, Underwriting Operations
Cynthia P. Harris	58	Senior Vice President, Human Resources/Client Services
Leon J. Lagneaux	60	Senior Vice President, Safety Operations
Henry O. Lestage, IV	51	Senior Vice President, Claims Operations

C. Allen Bradley, Jr. has served as Chairman of our board of directors since October 2005, our Chief Executive Officer since December 2003 and as a Director since June 2003. From November 2002 to August 2010 he served as President and from November 2002 until December 2003 he served as our Chief Operating Officer. Since joining our company in 1994, Mr. Bradley has had principal responsibility for the management of our underwriting operations (December 2000 through June 2005) and safety services (September 2000 through November 2002) and has served as our General Counsel (September 1997 through December 2003) and Secretary (September 1997 through November 2002). Prior to joining our company, he was engaged in the private practice of law.

Geoffrey R. Banta has served as our President since August 2010 and Chief Operating Officer since November 2008. From December 2003 to October 2008, he served as Executive Vice President and Chief Financial Officer. Prior to joining our company in 2003, he held the positions of President and Chief Executive

Officer from 2001 until November 2003, and Chief Operating Officer from 1996 until 2001, at Scruggs Consulting, an actuarial and management consulting firm. From 1994 to 1996, Mr. Banta was Chief Financial Officer of the Atlanta Casualty Companies, an issuer of non-standard auto insurance.

G. Janelle Frost has served as our Executive Vice President and Chief Financial Officer since November 2008. Prior to becoming Chief Financial Officer, Ms. Frost served as Controller from May 2004 to November 2008 and Vice President from May 2006 to November 2008. She has been employed with our company since 1992 and served as Assistant Vice President from May 2004 to May 2006 and Deputy Controller from 1998 to April 2004.

Brendan D. Gau has served as our Executive Vice President and Chief Investment Officer since June 2009. Prior to joining our company, Mr. Gau was employed by AIM Capital Management, where he held the positions of Financial Analyst, Portfolio Analyst and Senior Portfolio Manager from 1996 until 2009.

Craig P. Leach has served as our Executive Vice President, Sales and Marketing since November 2002. He has served in a variety of sales and key marketing positions within our company since beginning his insurance career with a predecessor to our company in 1980, including Senior Vice President, Sales and Marketing from 1997 until November 2002.

Allan E. Farr has served as our Senior Vice President, Enterprise Risk Management since April 2004. He has been employed with our company since 1998 and served as Vice President, Underwriting Services from 1999 until 2004.

Vincent J. Gagliano has served as our Senior Vice President, Information Technology, since September 2009. He has been employed with our company since 2001 and during this time, he has served as Senior Business Analyst, Director of Business Intelligence, Assistant Vice President of Business Intelligence, and Vice President, Operations Analysis.

Kelly R. Goins has served as our Senior Vice President, Underwriting Operations since March 2005. She has been employed with our company since 1986 and served as Vice President, Underwriting Operations from 2000 until March 2005.

Cynthia P. Harris has served as our Senior Vice President, Human Resources/Client Services since January 2003. She has been employed with our company since 1977 and served as Vice President, Policyholder Services and Administration from 1992 until December 2002.

Leon J. Lagneaux has served as our Senior Vice President, Safety Operations since March 2005. He has been employed with our company since 1994 and served as Vice President, Safety Operations from 1999 until March 2005.

Henry O. Lestage, IV has served as our Senior Vice President, Claims Operations since September 2000. He has been employed with our company since 1987 and served as Vice President, Claims Operations from 1998 until 2000.

Item 1A. Risk Factors.

In evaluating our company, the factors described below should be considered carefully. The occurrence of one or more of these events could significantly and adversely affect our business, prospects, financial condition, results of operations and cash flows.

Risks Related to Our Business

If we do not appropriately establish our premium rates, our results of operations will be adversely affected.

In general, the premium rates for our insurance policies are established when coverage is initiated and, therefore, before all of the underlying costs are known. Like other workers' compensation insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate rates is necessary to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting expenses, and to earn an underwriting profit. If we fail to accurately assess the risks that we assume, we may fail to charge adequate premium rates to cover our losses and expenses, which could reduce our net income and cause us to become unprofitable. For example, when initiating coverage on a policyholder, we estimate future claims expense based, in part, on prior claims information provided by the policyholder's previous insurance carriers. If this prior claims information is not accurate, we may underprice our policy by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums. In order to set premium rates appropriately, we must:

- collect and properly analyze a substantial volume of data;
- develop, test and apply appropriate rating formulae;
- closely monitor and timely recognize changes in trends; and
- project both frequency and severity of losses with reasonable accuracy.

We must also implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully, and as a result set premium rates accurately, is subject to a number of risks and uncertainties, principally:

- insufficient reliable data;
- incorrect or incomplete analysis of available data;
- uncertainties generally inherent in estimates and assumptions;
- the complexity inherent in implementing appropriate rating formulae or other pricing methodologies;
- costs of ongoing medical treatment;
- uncertainties inherent in accurately estimating retention, investment yields, and the duration of our liability for loss and loss adjustment expenses; and
- unanticipated court decisions, legislation or regulatory action.

Consequently, we could set our premium rates too low, which would negatively affect our results of operations and our profitability, or we could set our premium rates too high, which could reduce our competitiveness and lead to lower revenues.

The effects of emerging claims and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by

either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher claims than we anticipated when we wrote the underlying policy.

The workers' compensation insurance industry is cyclical in nature, which may affect our overall financial performance.

The financial performance of the workers' compensation insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition. Although the financial performance of an individual insurance company is dependent on its own specific business characteristics, the profitability of most workers' compensation insurance companies generally tends to follow this cyclical market pattern. In 2008 and 2009, the workers' compensation industry experienced both decreasing loss costs in most of the states in which we write business and intense price competition. Because this market cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. We expect these cyclical patterns will cause our revenues and net income to fluctuate, which may cause the price of our common stock to be more volatile.

A decline in the level of business activity of our policyholders, particularly those engaged in the construction, trucking and agricultural industries, could negatively affect our earnings and profitability.

In 2011, 68.5% of our gross premiums written were derived from policyholders in the construction, trucking and agriculture industries. Because premium rates are calculated, in general, as a percentage of a policyholder's payroll expense, premiums fluctuate depending upon the level of business activity and number of employees of our policyholders. As a result, our gross premiums written are primarily dependent upon economic conditions in the construction, trucking and agricultural industries and upon economic conditions generally.

We operate in a highly competitive industry and may lack the financial resources to compete effectively.

There is significant competition in the workers' compensation insurance industry. We believe that our competition in the hazardous industries we target is fragmented and not dominated by one or more competitors. We compete with other insurance companies, state insurance pools and self-insurance funds. Many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. Moreover, a number of these competitors offer other types of insurance in addition to workers' compensation and can provide insurance nationwide.

We principally offer workers' compensation insurance. We have no current plans to focus our efforts on offering other types of insurance. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers' compensation insurance industry could have an adverse effect on our financial condition and results of operations. Negative developments in the workers' compensation insurance industry could have a greater effect on insurance companies that do not sell multiple types of insurance.

We compete on the basis of many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance that are more competitive than ours, we could lose market share. No assurance can be given that we will maintain our current competitive position in the markets in which we currently operate or that we will establish a competitive position in new markets into which we may expand.

Our loss reserves are based on estimates and may be inadequate to cover our actual losses.

We record reserves for estimated losses under insurance policies we write and for loss adjustment expenses related to the investigation and settlement of claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain.

Our pre-tax income for any period is impacted by establishing reserves for new claims as well as changes in estimates for previously reported losses. Our focus on writing workers' compensation insurance for employers engaged in hazardous industries results in our experiencing fewer, but more severe, claims. The ultimate cost of resolving severe claims is difficult to predict, particularly in the period shortly after the injury occurs. Substantial judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical data can be impacted by external forces, principally frequency and severity of unreported claims, length of time to achieve ultimate settlement of claims, inflation in medical costs and wages, insurance policy coverage interpretations, jury determinations, and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If there are unfavorable changes affecting our assumptions, our reserves may need to be increased. When a reserve estimate is increased, the change decreases pre-tax income by a corresponding amount.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Investment income is an important component of our net income. As of December 31, 2011, our investment portfolio, including cash and cash equivalents, had a carrying value of $851.5 million. For the year ended December 31, 2011 we had $26.3 million of net investment income. Our investment portfolio is managed under investment guidelines approved by our board of directors, and is made up predominately of fixed maturity securities and cash and cash equivalents. Although our investment guidelines emphasize capital preservation and liquidity, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations, market illiquidity and market volatility. General economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.

Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Changes in interest rates could have an adverse effect on the value of our investment portfolio and future investment income. Unprecedented low interest rates experienced in 2011, 2010 and 2009 have had, and will continue to have, an adverse effect on our investment income. Additionally, changes in interest rates can expose us to prepayment risks on mortgage-backed securities included in our investment portfolio.

Similarly, during periods of market disruption such as we have experienced since late 2008, including periods of rapidly widening credit spreads or illiquidity, the fair values of certain of our fixed maturity securities, such as asset-backed and commercial mortgage-backed securities, could be deemed to be other-than-temporarily impaired, even though we have the intent not to sell these securities and it is not more likely than not that we will be required to sell these securities. Further, rapidly changing and unprecedented equity market conditions could materially impact the valuation of the equity securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly.

During 2011, we recorded an impairment charge for one asset-backed security in our held-to-maturity investment portfolio. We impaired this security because, among other things, a loss of principal was anticipated based upon estimated future cash flows. This charge is included in "Net realized gains (losses) on investments' on our consolidated statement of income and totaled $0.2 million for the year ended December 31, 2011. We cannot assure you that our investment portfolio will not suffer additional other-than-temporary investment losses.

These and other factors affect the capital markets and, consequently, the value of our investment portfolio and our future investment income. Any significant decline in our investment income would adversely affect our revenues and net income.

Current economic conditions could adversely affect our financial condition and results of operations.

The economic downturn experienced throughout the United States is expected to continue in 2012. Negative trends in business investment, consumer confidence and spending, the significant declines and volatility of the capital markets, the availability of credit and the rate of unemployment can adversely affect our business. A continuation of the economic downturn could further adversely impact our growth and profitability. Although we continue to closely monitor market conditions, we cannot predict future conditions or their impact on our premium volume, the value of our investment portfolio and our financial performance. As a result of these existing economic conditions, we could experience future decreases in business activity and incur additional realized and unrealized losses in our investment portfolio, both of which could adversely affect our financial condition and results of operations.

In addition, certain actions taken by the U.S. government to stimulate the economy and stabilize the financial markets have directly impacted the property and casualty insurance industry and our competitors. Additional measures in this regard could negatively impact our financial condition and the competitive landscape.

Because we are subject to extensive state and federal regulation, legislative changes may negatively impact our business.

We are subject to extensive regulation by the Louisiana Department of Insurance and the insurance regulatory agencies of other states in which we are licensed and, to a lesser extent, federal regulation. State agencies have broad regulatory powers designed primarily to protect policyholders and their employees, and not our shareholders. Regulations vary from state to state, but typically address:

- standards of solvency, including risk-based capital measurements;
- restrictions on the nature, quality and concentration of our investments;
- restrictions on the terms of the insurance policies we offer;
- restrictions on the way our premium rates are established and the premium rates we may charge;
- required reserves for unearned premiums and loss and loss adjustment expenses;
- standards for appointing general agencies;
- limitations on transactions with affiliates;
- restrictions on mergers and acquisitions;
- restrictions on the ability of our insurance company subsidiaries to pay dividends to AMERISAFE;
- certain required methods of accounting; and
- potential assessments for state guaranty funds, second injury funds and other mandatory pooling arrangements.

We may be unable to comply fully with the wide variety of applicable laws and regulations that are continually undergoing revision. In addition, we follow practices based on our interpretations of laws and regulations that we believe are generally followed by our industry. These practices may be different from interpretations of insurance regulatory agencies. As a result, insurance regulatory agencies could preclude us from conducting some or all of our activities or otherwise penalize us. For example, in order to enforce

applicable laws and regulations or to protect policyholders, insurance regulatory agencies have relatively broad discretion to impose a variety of sanctions, including examinations, corrective orders, suspension, revocation or denial of licenses, and the takeover of one or more of our insurance subsidiaries. The extensive regulation of our business may increase the cost of our insurance and may limit our ability to obtain premium rate increases or to take other actions to increase our profitability.

We may not be able to recover amounts due from our reinsurers, which would adversely affect our financial condition.

Reinsurance does not discharge our obligations under the insurance policies we write. We remain liable to our policyholders even if we are unable to make recoveries that we are entitled to receive under our reinsurance contracts. As a result, we are subject to credit risk with respect to our reinsurers. Losses are recovered from our reinsurers as claims are paid. In long-term workers' compensation claims, the creditworthiness of our reinsurers may change before we recover amounts to which we are entitled. Therefore, if a reinsurer is unable to meet any of its obligations to us, we would be responsible for all claims and claim settlement expenses for which we would have otherwise received payment from the reinsurer.

As of December 31, 2011, we had $96.2 million of recoverables from reinsurers. Of this amount, $48.9 million was unsecured. As of December 31, 2011, our largest recoverables from reinsurers included $23.4 million from Hannover Reinsurance (Ireland) Limited, $14.2 million from Aspen Insurance Limited and $13.9 million from Odyssey America Reinsurance Company. If we are unable to collect amounts recoverable from our reinsurers, our financial condition would be adversely impacted.

In the past, we have been unable to recover amounts from our reinsurers. In 2001, Reliance Insurance Company, one of our former reinsurers, was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, between 2001 and December 31, 2011, we recognized losses related to uncollectible amounts due from Reliance aggregating $21.8 million.

Our business is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with the independent agencies that sell our insurance.

Our success is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with our independent agencies. We have entered into employment agreements with each of our executive officers. Those agreements expire in March 2012 except for Mr. Gau's agreement which expires June 2012, in each case, unless extended. Should any of our executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the workers' compensation insurance industry and the hazardous industries that we target. As a result, our operations may be disrupted and our business may be adversely affected. We do not currently maintain life insurance policies with respect to our executive officers.

If we cannot sustain our relationships with independent agencies, we may be unable to operate profitably.

We market a substantial portion of our workers' compensation insurance through independent agencies. As of December 31, 2011, independent agencies produced 93.8% of our voluntary in-force premiums. No independent agency accounted for more than 2.2% of our voluntary in-force premiums at that date. Independent agencies are not obligated to promote our insurance and may sell insurance offered by our competitors. As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer workers' compensation insurance and maintain financial strength ratings that meet the requirements of our independent agencies and their policyholders.

An inability to effectively manage of our operations could make it difficult for us to compete and could affect our ability to operate profitably.

Our continuing strategy includes expanding in our existing markets, entering new geographic markets and further developing our agency relationships. Our strategy is subject to various risks, including risks associated with our ability to:

- profitably increase our business in existing markets;
- identify profitable new geographic markets for entry;
- attract and retain qualified personnel for expanded operations;
- identify, recruit and integrate new independent agencies; and
- augment our internal operations and systems as we expand our business.

If we are unable to obtain reinsurance on favorable terms, our ability to write policies could be adversely affected.

We purchase reinsurance to protect us from the impact of large losses. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk by sharing premiums with another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. Our 2012 reinsurance program provides us with reinsurance coverage for each loss occurrence up to $50.0 million, subject to applicable deductibles, retentions and aggregate limits. However, for any loss occurrence involving only one claimant, our reinsurance coverage is limited to $10.0 million for any single claimant, subject to applicable deductibles, retentions and aggregate limits. Our 2012 program calls for us to retain the first $1.0 million of each loss. For losses between $1.0 million and $5.0 million, we are subject to an annual aggregate deductible of 6.5% of subject earned premium before our reinsurers are obligated to reimburse us. The three year aggregate limit for all claims for losses between $1.0 million and $5.0 million is 13.2% of subject earned premium for Part A and 6.6% of subject earned premium for Part B. For losses between $5.0 million and $10.0 million, the three year aggregate limit for all claims for losses between $5.0 million and $10.0 million is $20.0 million. See "Business—Reinsurance."

The availability, amount, and cost of reinsurance are subject to market conditions and our experience with insured losses. As a result, any material changes in market conditions or our loss experience could adversely affect our financial performance.

If any of our current reinsurers were to terminate participation in our reinsurance treaty program, we could be exposed to an increased risk of loss.

The 2012 reinsurance treaty program's first casualty excess of loss layers will terminate on January 1, 2014. The second casualty excess of loss and casualty catastrophe layers will terminate on January 1, 2015. When our reinsurance treaty program is terminated and we enter into a new program, any decrease in the amount of reinsurance at the time we enter into a new program, whether caused by the existence of more restrictive terms and conditions or decreased availability, will also increase our risk of loss and, as a result, could adversely affect our business, financial condition and results of operations. We currently have 14 reinsurers participating in our reinsurance treaty program, and we believe that this is a sufficient number of reinsurers to provide us with the reinsurance coverage we require. However, it is possible that one or more of our current reinsurers could terminate participation in our program. Regarding the first casualty excess of loss treaty, it is possible that one or more of our current reinsurers could terminate continued participation in this loss layer. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements. In any of these events, if our reinsurance broker is unable to reallocate the terminated reinsurance among the remaining reinsurers in the program, it could take a significant period of time to identify and negotiate agreements with one or more replacement reinsurers. During this period, we would be exposed to an increased risk of loss, the extent of which would depend on the coverage previously provided by the terminated reinsurance.

A downgrade in our A.M. Best rating would likely reduce the amount of business we are able to write.

Rating agencies evaluate insurance companies based on their ability to pay claims. We are currently assigned a group letter rating of "A" (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. This rating is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to industry standards. A.M. Best considers "A" rated companies to have an excellent ability to meet their ongoing obligations to policyholders. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities. Our competitive position relative to other companies is determined in part by our A.M. Best rating. Any downgrade in our rating would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with certain independent agencies.

A downgrade in the A.M. Best rating of one or more of our significant reinsurers could adversely affect our financial condition.

Our financial condition could be adversely affected if the A.M. Best rating of one or more of our significant reinsurers is downgraded. For example, our A.M. Best rating may be downgraded if our amounts recoverable from a reinsurer are significant and the A.M. Best rating of that reinsurer is downgraded. If one of our reinsurers suffers a rating downgrade, we may consider various options to lessen the impact on our financial condition, including commutation, novation and the use of letters of credit to secure amounts recoverable from reinsurers. However, these options may result in losses to our company, and there can be no assurance that we could implement any of these options.

We may require additional capital in the future, which may not be available to us or may be available only on unfavorable terms.

Our future capital requirements will depend on many factors, including state regulatory requirements, the financial stability of our reinsurers and our ability to write new business and establish premium rates sufficient to cover our estimated claims. We may need to raise additional capital or curtail our growth if the capital of our insurance subsidiaries is insufficient to support future operating requirements and/or cover claims. If we had to raise additional capital, equity or debt financing might not be available to us or might be available only on terms that are not favorable. Future equity offerings could be dilutive to our shareholders and the equity securities issued in any offering may have rights, preferences and privileges senior to our common stock.

If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition or results of operations could be adversely affected.

As an insurance holding company, AMERISAFE is dependent on the results of operations of its insurance subsidiaries, and our Company's ability to pay dividends depends on the regulatory and financial capacity of its subsidiaries to pay dividends to AMERISAFE.

AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate Insurance Company. AMERISAFE's primary assets are the capital stock of these operating subsidiaries. The ability of AMERISAFE to pay dividends to our shareholders depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. As a result, AMERISAFE may not be able to receive dividends from its insurance subsidiaries and may not receive dividends in amounts necessary to pay dividends on our capital stock.

Assessments and premium surcharges for state guaranty funds, second injury funds and other mandatory pooling arrangements may reduce our profitability.

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, most of which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. See "Business—Regulation" in Item 1 of this report. Accordingly, the assessments levied on us may increase as we increase our written premium. Some states also have laws that establish second injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on case incurred losses.

In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those employers who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for obligations we may have under these pooling arrangements, we may not be successful in estimating our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits.

At December 31, 2011, we participated in mandatory pooling arrangements in 20 states and the District of Columbia. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

We may have exposure to losses from terrorism for which we are required by law to provide coverage.

When writing workers' compensation insurance policies, we are required by law to provide workers' compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Our 2012 reinsurance treaty program affords limited coverage for up to $50.0 million for losses arising from terrorism, subject to applicable deductibles, retentions and aggregate limits.

Notwithstanding the protection provided by reinsurance and the Terrorism Risk Insurance Extension Act of 2007, the risk of severe losses to us from acts of terrorism has not been eliminated because our reinsurance treaty program includes various sub-limits and exclusions limiting our reinsurers' obligation to cover losses caused by acts of terrorism. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and could adversely affect our business and financial condition. In addition, the Terrorism Risk Insurance Extension Act of 2007 is set to expire on December 31, 2014. If this law is not extended or replaced by legislation affording a similar level of protection to the insurance industry against insured losses arising out of acts of terrorism, reinsurance for losses arising from terrorism may be unavailable or prohibitively expensive, and we may be further exposed to losses arising from acts of terrorism.

Risks Related to Our Common Stock

Our revenues and results of operations may fluctuate as a result of factors beyond our control, which fluctuation may cause the price of our common stock to be volatile.

The revenues and results of operations of our insurance subsidiaries historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

- rising levels of claims costs, including medical and prescription drug costs, that we cannot anticipate at the time we establish our premium rates;
- fluctuations in interest rates, inflationary or deflationary pressures and other changes in the investment environment that affect returns on our invested assets;
- changes in the frequency or severity of claims;
- the financial stability of our reinsurers and changes in the level of reinsurance capacity and our capital capacity;
- new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;
- volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks; and
- price competition.

If our revenues and results of operations fluctuate as a result of one or more of these factors, the price of our common stock may become more volatile.

The trading price of our common stock may decline.

The trading price of our common stock may decline for many reasons, some of which are beyond our control, including, among others:

- our results of operations;
- changes in expectations as to our future results of operations, including financial estimates and projections by securities analysts and investors;
- results of operations that vary from those expected by securities analysts and investors;
- developments in the healthcare or insurance industries;
- current and expected economic conditions;
- changes in laws and regulations;
- announcements of claims against us by third parties; and
- future issuances or sales of our common stock.

In addition, the stock market experiences significant volatility from time to time that is often unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance.

Securities analysts may discontinue coverage of our common stock or may issue negative reports, which may adversely affect the trading price of our common stock.

There is no assurance that securities analysts will continue to cover our company. If securities analysts do not cover our company, this lack of coverage may adversely affect the trading price of our common stock. The

trading market for our common stock relies in part on the research and reports that securities analysts publish about us or our business. If one or more of the analysts who cover our company downgrades our common stock, the trading price of our common stock may decline rapidly. If one or more of these analysts ceases to cover our company, we could lose visibility in the market, which, in turn, could also cause the trading price of our common stock to decline.

Future sales of our common stock may affect the trading price of our common stock and the future exercise of options may lower our stock price.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the trading price of our common stock. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, may adversely affect the trading price of our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. As of March 1, 2012, there were 18,150,262 shares of our common stock outstanding. As of that date, there were also outstanding options exercisable to purchase 919,348 shares of our common stock.

Provisions of our articles of incorporation and bylaws and the laws of the states of Texas and Louisiana could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.

Our articles of incorporation and bylaws contain provisions that may make it more difficult for shareholders to replace or remove directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control of our company that shareholders might consider favorable. Our articles of incorporation and bylaws contain the following provisions that could have an anti-takeover effect:

- election of our directors is classified, meaning that the members of only one of three classes of our directors are elected each year;
- shareholders have limited ability to call shareholder meetings and to bring business before a meeting of shareholders;
- shareholders may not act by written consent, unless the consent is unanimous; and
- our board of directors may authorize the issuance of preferred stock with such rights, preferences and privileges as the board deems appropriate.

These provisions may make it difficult for shareholders to replace management and could have the effect of discouraging a future takeover attempt that is not approved by our board of directors, but which individual shareholders might consider favorable.

We are incorporated in Texas. Under the Texas Business Organizations Code, our ability to enter into a business combination with an affiliated shareholder is limited.

In addition, two of our three insurance company subsidiaries, American Interstate and Silver Oak Casualty, are incorporated in Louisiana and the other, American Interstate of Texas, is incorporated in Texas. Under Louisiana and Texas insurance law, advance approval by the state insurance department is required for any change of control of an insurer. "Control" is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Obtaining these approvals may result in the material delay of, or deter, any transaction that would result in a change of control.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We own our approximately 60,000 square foot executive offices and 3,200 of warehouse space located in DeRidder, Louisiana. We also lease space at other locations for certain of our service and claims representatives.

Item 3. Legal Proceedings.

In the ordinary course of our business, we are involved in the adjudication of claims resulting from workplace injuries. We are not involved presently in any legal or administrative proceedings that we believe are likely to have a materially adverse effect on our business, financial condition or results of operations.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Market Information and Holders

Our common stock is traded on the NASDAQ Global Select Market under the symbol "AMSF." As of March 1, 2012, there were 22 holders of record of our common stock.

The table below sets forth the reported high and low sales prices of our common stock as quoted on the NASDAQ during each quarter for the last two fiscal years.

	High	Low
2010		
First Quarter	$18.31	$15.92
Second Quarter	$18.87	$15.50
Third Quarter	$18.98	$16.80
Fourth Quarter	$19.96	$17.50
2011		
First Quarter	$23.72	$17.38
Second Quarter	$23.37	$21.19
Third Quarter	$27.75	$15.58
Fourth Quarter	$24.81	$18.10

Dividend Policy

We have not paid cash dividends on our common stock in the prior two years. We currently intend to retain any future earnings to finance our operations, and fund our share repurchase program. As a result, we do not expect to pay any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory or other restrictions on the payment of dividends by our subsidiaries to AMERISAFE, and other factors that our board of directors deem relevant.

AMERISAFE is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Our insurance company subsidiaries are regulated insurance companies and therefore are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. See "Business—Regulation—Dividend Limitations." in Item 1 of this report.

Our existing revolving credit agreement contains covenants that restrict our ability to pay dividends on our common stock. See "Liquidity and Capital Resources." in Item 7 of this report.

Description of Capital Stock

AMERISAFE is authorized to issue 60,000,000 shares of capital stock, consisting of:

- 10,000,000 shares of preferred stock, par value $0.01 per share; and
- 50,000,000 shares of common stock, par value $0.01 per share.

As of March 1, 2012, 18,150,262 shares of common stock were outstanding. As of that date, there were no other shares of our capital stock outstanding.

Share Repurchases

The following table summarizes the Company's purchases of its common stock, par value $0.01 per share, during the three months ended December 31, 2011:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands)
October 1, 2011 to October 31, 2011	32,610	$18.78	32,610	$24,388
November 1, 2011 to November 30, 2011	—	$ —	—	$24,388
December 1, 2011 to December 31, 2011	—	$ —	—	$24,388
Total	32,610		32,610	

(1) Average price per share includes commissions.

(2) The Board of Directors initially authorized the Company's share repurchase program in February 2010. In October 2011, the Board reauthorized this program with a new limit of $25.0 million. Unless reauthorized, the program will expire on December 31, 2012.

Item 6. Selected Financial Data.

The following tables summarize certain selected financial data that should be read in conjunction with our audited financial statements and accompanying notes thereto for the year ended December 31, 2011 included in this report and "Item. 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

The financial data for 2007 to 2010 has been adjusted to correct the accounting for our estimate of liability for state guaranty fund assessments. For additional information see Note 1 in the notes of our consolidated financial statements included in this report.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except share and per share data)				
Income Statement Data					
Gross premiums written	$ 272,101	$ 228,424	$ 256,454	$ 307,841	$ 327,761
Ceded premiums written	(13,881)	(20,549)	(20,158)	(19,650)	(20,215)
Net premiums written	$ 258,220	$ 207,875	$ 236,296	$ 288,191	$ 307,546
Net premiums earned	$ 251,015	$ 218,881	$ 250,896	$ 289,493	$ 306,906
Net investment income	26,340	26,242	28,014	30,998	30,208
Net realized gains (losses) on investments	2,228	2,449	2,033	(18,856)	147
Fee and other income	1,080	584	1,268	742	1,058
Total revenues	280,663	248,156	282,211	302,377	338,319
Loss and loss adjustment expenses incurred	189,706	157,388	163,316	176,389	198,531
Underwriting and certain other operating costs (1)	22,490	6,277	12,351	13,128	25,038
Commissions	18,507	16,350	18,418	20,592	20,352
Salaries and benefits	19,914	21,405	21,447	20,411	18,896
Interest expense	1,311	1,548	1,810	2,460	3,545
Policyholder dividends (2)	1,464	834	770	3,504	(367)
Total expenses	253,392	203,802	218,112	236,484	265,995
Income before taxes	27,271	44,354	64,099	65,893	72,324
Income tax expense	3,146	9,748	16,536	20,874	21,306
Net income	24,125	34,606	47,563	45,019	51,018
Redemption premium	—	—	(875)	—	—
Net income (loss) available to common shareholders	$ 24,125	$ 34,606	$ 46,688	$ 45,019	$ 51,018
Portion allocable to common shareholders (3)	100.0%	100.0%	94.1%	94.0%	94.0%
Net income (loss) allocable to common shareholders	$ 24,125	$ 34,606	$ 43,933	$ 42,318	$ 47,962
Diluted earnings per common share equivalent	$ 1.29	$ 1.81	$ 2.28	$ 2.21	$ 2.51
Diluted weighted average of common share equivalents outstanding	18,700,982	19,095,320	19,268,295	19,141,688	19,079,380
Selected Insurance Ratios					
Current accident year loss ratio (4)	78.2%	81.8%	73.8%	68.0%	67.8%
Prior accident year loss ratio (5)	(2.6)%	(9.9)%	(8.7)%	(7.1)%	(3.1)%
Net loss ratio	75.6%	71.9%	65.1%	60.9%	64.7%
Net underwriting expense ratio (6)	24.3%	20.1%	20.8%	18.7%	20.9%
Net dividend ratio (2) (7)	0.6%	0.4%	0.3%	1.2%	(0.1)%
Net combined ratio (8)	100.5%	92.4%	86.2%	80.8%	85.5%

	As of December 31,				
	2011	2010	2009	2008	2007
			(In thousands)		
Balance Sheet Data					
Cash and cash equivalents	$ 45,536	$ 60,966	$ 63,188	$ 95,241	$ 47,329
Investments	805,974	765,537	737,297	704,732	711,745
Amounts recoverable from reinsurers	96,212	95,133	81,878	67,763	77,272
Premiums receivable, net	121,223	122,618	151,570	156,567	152,150
Deferred income taxes	29,286	28,837	26,488	32,188	25,658
Deferred policy acquisition costs	18,756	17,400	18,128	20,289	18,414
Deferred charges	3,120	2,936	3,030	3,381	3,553
Total assets	1,148,509	1,117,923	1,110,499	1,101,357	1,057,218
Reserves for loss and loss adjustment expenses	538,214	532,204	534,655	531,293	537,403
Unearned premiums	118,699	111,494	122,500	137,100	138,402
Insurance-related assessments	21,506	18,718	28,046	33,445	36,188
Debt	25,780	36,090	36,090	36,090	36,090
Redeemable preferred stock (9)	—	—	—	25,000	25,000
Shareholders' equity (10)	350,852	330,192	306,133	255,856	209,981

(1) Includes policy acquisition expenses and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2) In 2007, includes a net $1.3 million reduction of dividends accrued for policyholders in Florida. Florida law requires payment of dividends to Florida policyholders pursuant to a formula based on underwriting results from policies written in Florida in a consecutive three-year period.

(3) Reflects the participation rights of our redeemable preferred stock, which was redeemed on December 31, 2009. See Note 12 to our audited financial statements.

(4) The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year's net premiums earned.

(5) The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year's net premiums earned.

(6) The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries, and benefits by the current year's net premiums earned.

(7) The net dividend ratio is calculated by dividing policyholder dividends by the current year's net premiums earned.

(8) The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(9) Effective as of December 31, 2009, we redeemed all then-outstanding shares of Series C and Series D redeemable preferred stock.

(10) Shareholders' equity as of December 31, 2007 has been adjusted to correct the accounting for our estimate of liability for state guaranty fund assessments for periods prior to 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 8 of this report. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described in Item 1A of this report. These factors could cause our actual results in 2012 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

AMERISAFE is a holding company that markets and underwrites workers' compensation insurance through its insurance subsidiaries. Workers' compensation insurance covers statutorily prescribed benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our business strategy is focused on providing this coverage to small to mid-sized employers engaged in hazardous industries, principally construction, trucking and agriculture. Employers engaged in hazardous industries pay substantially higher than average rates for workers' compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. Hazardous industry employers also tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. We provide proactive safety reviews of employers' workplaces. These safety reviews are a vital component of our underwriting process and also promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns that cause underwriting, safety or fraud concerns. We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns for our shareholders.

We actively market our insurance in 35 states and the District of Columbia through independent agencies, as well as through our wholly owned insurance agency subsidiary. We are also licensed in an additional 12 states and the U.S. Virgin Islands.

Two of the key financial measures that we use to evaluate our performance are return on average equity and growth in book value per share. We calculate return on average equity by dividing annual net income by the average of annual shareholders' equity. Our return on average equity was 7.1% in 2011, 10.9% in 2010 and 16.2% in 2009. We calculate book value per share by dividing ending shareholder's equity by number of common shares outstanding. Our book value per share was $19.33 at December 31, 2011, $17.99 at December 31, 2010 and $16.20 at December 31, 2009.

Investment income is an important element of our net income. Because the period of time between our receipt of premiums and the ultimate settlement of claims is often several years or longer, we are able to invest cash from premiums for significant periods of time. As a result, we are able to generate more investment income from our premiums as compared to insurance companies that operate in other lines of business that pay claims more quickly. From December 31, 2006 to December 31, 2011, our investment portfolio, including cash and cash equivalents, increased from $665.5 million to $851.5 million and produced net investment income of $26.3 million in 2011, $26.2 million in 2010 and $28.0 million in 2009.

The use of reinsurance is an important component of our business strategy. We purchase reinsurance to protect us from the impact of large losses. Our reinsurance program for 2012 includes 14 reinsurers that provide coverage to us in excess of a certain specified loss amount, or retention level. Our 2012 reinsurance program provides us with reinsurance coverage for each loss occurrence up to $50.0 million, subject to applicable deductibles, retentions and aggregate limits. However, for any loss occurrence involving only one claimant, our reinsurance coverage is limited to $10.0 million for any single claimant, subject to applicable deductibles,

retentions and aggregate limits. Our 2011 program was substantially similar to our 2012 program which calls for us to retain the first $1.0 million of each loss. For losses between $1.0 million and $5.0 million, we are subject to an annual aggregate deductible of 6.5% of subject earned premium before our reinsurers are obligated to reimburse us. The aggregate limit for all claims for losses between $1.0 million and $5.0 million has two parts, as fully described in "Business—Reinsurance" in Item 1 of this report. For losses between $5.0 million and $10.0 million, the three year aggregate limit is $20.0 million. As losses are incurred and recorded, we record amounts recoverable from reinsurers for the portion of the losses ceded to our reinsurers.

Our most significant balance sheet liability is our reserve for loss and loss adjustment expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain. In addition, there are no policy limits on the liability for workers' compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers' compensation claims may be more uncertain than estimating reserves for other types of insurance claims with shorter or more definite periods between occurrence of the claim and final determination of the loss and with policy limits on liability for claim amounts.

Our focus on providing workers' compensation insurance to employers engaged in hazardous industries results in our receiving relatively fewer but more severe claims than many other workers' compensation insurance companies. Severe claims, which we define as claims having an estimated ultimate cost of more than $0.5 million, usually have a material effect on each accident year's loss reserves (and our reported results of operations) as a result of both the number of severe claims reported in any year and the timing of claims in the year. As a result of our focus on higher severity, lower frequency business, our reserve for loss and loss adjustment expenses may have greater volatility than other workers' compensation insurance companies.

For example, for the five-year period ended December 31, 2011 we had recorded 178 severe claims, or an average of 36 severe claims per year for accident years 2007 through 2011. The number of severe claims reported in any one accident year as of December 31, 2011 ranged from a low of 26 in 2011 to a high of 43 in 2009. The average reported severity for these claims ranged from $0.8 million for the 2008 accident year to $1.2 million for the 2010 accident year. For the five accident years, these severe claims accounted for an average of 12.4 percentage points of our overall loss and loss adjustment expense, or LAE, ratio, measured at December 31, 2011.

Further, the ultimate cost of severe claims is more difficult to estimate, principally due to uncertainties as to medical treatment and outcome and the length and degree of disability. Because of these uncertainties, the estimate of the ultimate cost of severe claims can vary significantly as more information becomes available. As a result, at year end, the case reserve for a severe claim reported early in the year may be more accurate than the case reserve established for a severe claim reported late in the year.

A key assumption used by management in establishing loss reserves is that average per claim case incurred loss and loss adjustment expenses will increase year over year. We believe this increase primarily reflects medical and wage inflation and utilization. However, changes in per average claim case incurred loss and loss adjustment expenses can also be affected by frequency of severe claims in the applicable accident years.

As more fully described in "Business—Loss Reserves" in Item 1 of this report, the estimate for loss and loss adjustment expenses is established based upon management's analysis of historical data, and factors and trends derived from that data, including claims reported, average claim amount incurred, case development, duration, severity and payment patterns, as well as subjective assumptions. This analysis includes reviews of case reserves for individual open severe claims in the current and prior years. Management reviews the outcomes from actuarial analyses to confirm the reasonableness of its reserve estimate.

Substantial judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical and industry data can be impacted by external forces, principally frequency and severity of unreported claims, length of time to achieve ultimate settlement of claims, utilization, inflation in medical costs and wages, insurance policy coverage interpretations, jury determinations and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would be reflected in our results of operations during the period in which they are made, with increases in our reserves resulting in decreases in our earnings.

Our gross reserves for loss and loss adjustment expenses at December 31, 2011, 2010 and 2009 were $538.2 million, $532.2 million and $534.7 million, respectively. As a percentage of gross reserves at year end, IBNR represented 22.3% in 2011, 19.6% in 2010 and 20.9% in 2009.

In 2011, we decreased our estimates for prior year loss reserves by $6.6 million. In 2010, we decreased our estimates for prior year loss reserves by $21.6 million. In 2009, we decreased our estimates for prior year loss reserves by $21.9 million.

The workers' compensation insurance industry is cyclical in nature and influenced by many factors, including price competition, medical cost increases, natural and man-made disasters, changes in interest rates, changes in state laws and regulations, and general economic conditions. A hard market in our industry is characterized by decreased competition that results in higher premium rates, more restrictive policy coverage terms, and lower commissions paid to agencies. In contrast, a soft market is characterized by increased competition that results in lower premium rates, expanded policy coverage terms, and higher commissions paid to agencies. We believe that the workers' compensation insurance industry is transitioning from a soft market cycle. Our strategy is to focus on maintaining underwriting profitability.

For additional information regarding our loss reserves and the analyses and methodologies used by management to establish these reserves, see the information under the caption "Business—Loss Reserves" in Item 1 of this report.

Principal Revenue and Expense Items

Our revenues consist primarily of the following:

Net Premiums Earned. Net premiums earned is the earned portion of our net premiums written. Net premiums written is equal to gross premiums written less premiums ceded to reinsurers. Gross premiums written includes the estimated annual premiums from each insurance policy we write in our voluntary and assigned risk businesses during a reporting period based on the policy effective date or the date the policy is bound, whichever is later.

Premiums are earned on a daily pro rata basis over the term of the policy. At the end of each reporting period, premiums written that are not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy. Our insurance policies typically have a term of one year. Thus, for a one-year policy written on July 1, 2011 for an employer with constant payroll during the term of the policy, we would earn half of the premiums in 2011 and the other half in 2012. On a monthly basis, we also recognize net premiums earned from mandatory pooling arrangements.

We estimate the annual premiums to be paid by our policyholders when we issue the policies and record those amounts on our balance sheet as premiums receivable. We conduct premium audits on all of our voluntary business policyholders annually, upon the expiration of each policy, including when the policy is renewed. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore have paid us the premium required under the terms of the policies.

The difference between the estimated premium and the ultimate premium is referred to as "earned but unbilled" premium, or EBUB premium. EBUB premium can be higher or lower than the estimated premium. EBUB premium is subject to significant variability and can either increase or decrease earned premium based upon several factors, including changes in premium growth, industry mix and economic conditions. Due to the timing of audits and other adjustments, the ultimate premium earned is generally not determined for several months after the expiration of the policy.

We review the estimate of EBUB premiums on a quarterly basis using historical data and applying various assumptions based on the current market, and we record an adjustment to premium, related losses, and expenses as warranted.

Net Investment Income and Net Realized Gains and Losses on Investments. We invest our statutory surplus funds and the funds supporting our insurance liabilities in fixed maturity and equity securities. In addition, a portion of these funds are held in cash and cash equivalents to pay current claims. Our net investment income includes interest and dividends earned on our invested assets, and amortization of premiums and discounts on our fixed-maturity securities. We assess the performance of our investment portfolio using a standard tax equivalent yield metric. Investment income that is tax-exempt is increased by our marginal federal tax rate of 35% to express yield on tax-exempt securities on the same basis as taxable securities. Net realized gains and losses on our investments are reported separately from our net investment income. Net realized gains occur when our investment securities are sold for more than their costs or amortized costs, as applicable. Net realized losses occur when our investment securities are sold for less than their costs or amortized costs, as applicable, or are written down as a result of other-than-temporary impairment. We classify the majority of our fixed maturity securities as held-to-maturity. We also have some fixed-maturity securities classified as available-for-sale, as are our equity securities. Net unrealized gains or losses on our securities classified as available-for-sale are reported separately within accumulated other comprehensive income on our balance sheet.

Fee and Other Income. We recognize commission income earned on policies issued by other carriers that are sold by our wholly owned insurance agency subsidiary as the related services are performed. We also recognize a small portion of interest income from mandatory pooling arrangements in which we participate.

Our expenses consist primarily of the following:

Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred represents our largest expense item and, for any given reporting period, includes estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending, and administering claims. These expenses fluctuate based on the amount and types of risks we insure. We record loss and loss adjustment expenses related to estimates of future claim payments based on case-by-case valuations and statistical analyses. We seek to establish all reserves at the most likely ultimate exposure based on our historical claims experience. It is typical for our more serious claims to take several years to settle and we revise our estimates as we receive additional information about the condition of the injured employees. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our insurance policies is a critical factor in our profitability.

Underwriting and Certain Other Operating Costs. Underwriting and certain other operating costs are those expenses that we incur to underwrite and maintain the insurance policies we issue. These expenses include state and local premium taxes and fees and other operating costs, offset by commissions we receive from reinsurers under our reinsurance treaty programs. We pay state and local taxes, licenses and fees, assessments, and contributions to state workers' compensation security funds based on premiums. In addition, other operating costs include general and administrative expenses, excluding commissions and salaries and benefits, incurred at both the insurance company and corporate level.

Commissions. We pay commissions to our subsidiary insurance agency and to the independent agencies that sell our insurance based on premiums collected from policyholders.

Salaries and Benefits. We pay salaries and provide benefits to our employees.

Policyholder Dividends. In limited circumstances, we pay dividends to policyholders in particular states as an underwriting incentive. Additionally, Florida law requires payment of dividends to Florida policyholders pursuant to a formula based on underwriting results from policies written in Florida over a consecutive three-year period.

Interest Expense. Interest expense represents amounts we incur on our outstanding indebtedness at the then-applicable interest rate.

Income Tax Expense. We incur federal, state, and local income tax expense.

Critical Accounting Policies

Understanding our accounting policies is key to understanding our financial statements. Management considers some of these policies to be very important to the presentation of our financial results because they require us to make significant estimates and assumptions. These estimates and assumptions affect the reported amounts of our assets, liabilities, revenues and expenses and related disclosures. Some of the estimates result from judgments that can be subjective and complex and, consequently, actual results in future periods might differ from these estimates.

Management believes that the most critical accounting policies relate to the reporting of reserves for loss and loss adjustment expenses, including losses that have occurred but have not been reported prior to the reporting date, amounts recoverable from reinsurers, assessments, deferred policy acquisition costs, deferred income taxes, the impairment of investment securities and share-based compensation.

The following is a description of our critical accounting policies.

Reserves for Loss and Loss Adjustment Expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses, which include defense and cost containment, or DCC, and adjusting and other, or AO, expenses, related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances.

Our reserves for loss and DCC expenses are estimated using case-by-case valuations based on our estimate of the most likely outcome of the claim at that time. In addition to these case reserves, we establish reserves on an aggregate basis that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as for recently reported claims which an initial case reserve has not been established. The third component of our reserves for loss and loss adjustment expenses is our AO reserve. Our AO reserve is established for those future claims administration costs that cannot be allocated directly to individual claims. The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements.

In establishing our reserves, we review the results of analyses using actuarial methods that utilize historical loss data from our more than 26 years of underwriting workers' compensation insurance. The actuarial analysis of our historical data provides the factors we use in estimating our loss reserves. These factors are primarily measures over time of the number of claims paid and reported, average paid and incurred claim amounts, claim closure rates and claim payment patterns. In evaluating the results of our analyses, management also uses substantial judgment in considering other factors that are not considered in these actuarial analyses, including changes in business mix, claims management, regulatory issues, medical trends, employment and wage patterns, insurance policy coverage interpretations, judicial determinations and other subjective factors. Due to the

inherent uncertainty associated with these estimates, and the cost of incurred but unreported claims, our actual liabilities may vary significantly from our original estimates.

On a quarterly basis, we review our reserves for loss and loss adjustment expenses to determine whether adjustments are required. Any resulting adjustments are included in the results for the current period. In establishing our reserves, we do not use loss discounting, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Additional information regarding our reserves for loss and loss adjustment expenses and the actuarial method and other factors used in establishing these reserves can be found under the caption "Business—Loss Reserves" in Item 1 of this report.

Amounts Recoverable from Reinsurers. Amounts recoverable from reinsurers represent the portion of our paid and unpaid loss and loss adjustment expenses that are assumed by reinsurers and related commissions due from reinsurers. These amounts are separately reported on our balance sheet as assets and do not reduce our reserves for loss and loss adjustment expenses because reinsurance does not relieve us of liability to our policyholders. We are required to pay claims even if a reinsurer fails to pay us under the terms of a reinsurance contract. We calculate amounts recoverable from reinsurers based on our estimates of the underlying loss and loss adjustment expenses, as well as the terms and conditions of our reinsurance contracts, which could be subject to interpretation. In addition, we bear credit risk with respect to our reinsurers, which can be significant because some of the unpaid loss and loss adjustment expenses for which we have reinsurance coverage remain outstanding for extended periods of time.

Premiums Receivable. Premiums receivable represents premium-related balances due from our policyholders based on annual premiums for policies written, including surcharges and deposits and it is adjusted for premium audits, endorsements, cancellations, cash transactions and charge offs. The balance is shown net of the allowance for doubtful accounts and it includes an estimate for EBUB. The EBUB estimate is subject to significant variability and can either increase or decrease premiums receivable and earned premiums based upon several factors, including changes in premium growth, industry mix and economic conditions.

Assessments. We are subject to various assessments and premium surcharges related to our insurance activities, including assessments and premium surcharges for state guaranty funds and second injury funds. Assessments based on premiums are recorded as an expense as premiums are earned and generally paid one year after the calendar year in which the policies are written. Assessments based on losses are recorded as an expense as losses are incurred and are generally paid within one year of when claims are paid by us. State guaranty fund assessments are used by state insurance oversight agencies to pay claims of policyholders of impaired, insolvent or failed insurance companies and the operating expenses of those agencies. Second injury funds are used by states to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. In some states, these assessments and premium surcharges may be partially recovered through a reduction in future premium taxes.

Deferred Policy Acquisition Costs. We defer commission expenses, premium taxes and certain marketing, sales, underwriting and safety costs that vary with and are primarily related to the acquisition of insurance policies. These acquisition costs are capitalized and charged to expense ratably as premiums are earned. In calculating deferred policy acquisition costs, these costs are limited to their estimated realizable value, which gives effect to the premiums to be earned, anticipated losses and settlement expenses and certain other costs we expect to incur as the premiums are earned, less related net investment income. Judgments as to the ultimate recoverability of these deferred policy acquisition costs are highly dependent upon estimated future profitability of unearned premiums. If the unearned premiums were less than our expected claims and expenses after considering investment income, we would reduce the deferred costs.

Deferred Income Taxes. We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences

between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a tax rate change impacts our net income or loss in the reporting period that includes the enactment date of the tax rate change.

In assessing whether our deferred tax assets will be realized, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

Impairment of Investment Securities. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below our cost or amortized cost, as applicable, for the security, and the impairment is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of specific investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. Some of the factors we consider include:

- any reduction or elimination of preferred stock dividends, or nonpayment of scheduled principal or interest payments;
- the financial condition and near-term prospects of the issuer of the applicable security, including any specific events that may affect its operations or earnings;
- how long and by how much the fair value of the security has been below its cost or amortized cost;
- any downgrades of the security by a rating agency;
- our intent not to sell the security for a sufficient time period for it to recover its value;
- the likelihood of being forced to sell the security before the recovery of its value; and
- an evaluation as to whether there are any credit losses on debt securities.

Share-Based Compensation. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, *Compensation-Stock Compensation,* we recognize compensation costs for stock option awards over the applicable vesting periods.

Results of Operations

The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations.

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Income Statement Data			
Gross premiums written	$ 272,101	$ 228,424	$ 256,454
Ceded premiums written	(13,881)	(20,549)	(20,158)
Net premiums written	$ 258,220	$ 207,875	$ 236,296
Net premiums earned	$ 251,015	$ 218,881	$ 250,896
Net investment income	26,340	26,242	28,014
Net realized gains (losses) on investments	2,228	2,449	2,033
Fee and other income	1,080	584	1,268
Total revenues	280,663	248,156	282,211
Loss and loss adjustment expenses incurred	189,706	157,388	163,316
Underwriting and certain other operating costs (1)	22,490	6,277	12,351
Commissions	18,507	16,350	18,418
Salaries and benefits	19,914	21,405	21,447
Interest expense	1,311	1,548	1,810
Policyholder dividends	1,464	834	770
Total expenses	253,392	203,802	218,112
Income before taxes	27,271	44,354	64,099
Income tax expense	3,146	9,748	16,536
Net income	$ 24,125	$ 34,606	$ 47,563
Selected Insurance Ratios			
Current accident year loss ratio (2)	78.2,%	81.8%	73.8%
Prior accident year loss ratio (3)	(2.6)%	(9.9)%	(8.7)%
Net loss ratio	75.6%	71.9%	65.1%
Net underwriting expense ratio (4)	24.3%	20.1%	20.8%
Net dividend ratio (5)	0.6%	0.4%	0.3%
Net combined ratio (6)	100.5%	92.4%	86.2%

	As of December 31,		
	2011	2010	2009
	(In thousands)		
Balance Sheet Data			
Cash and cash equivalents	$ 45,536	$ 60,966	$ 63,188
Investments	805,974	765,537	737,297
Amounts recoverable from reinsurers	96,212	95,133	81,878
Premiums receivable, net	121,223	122,618	151,570
Deferred income taxes	29,286	28,837	26,488
Deferred policy acquisition costs	18,756	17,400	18,128
Deferred charges	3,120	2,936	3,030
Total assets	1,148,509	1,117,923	1,110,499
Reserves for loss and loss adjustment expenses	538,214	532,204	534,655
Unearned premiums	118,699	111,494	122,500
Insurance-related assessments	21,506	18,718	28,046
Debt	25,780	36,090	36,090
Shareholders' equity	350,852	330,192	306,133

(1) Includes policy acquisition expenses, and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2) The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year's net premiums earned.
(3) The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year's net premiums earned.
(4) The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries, and benefits by the current year's net premiums earned.
(5) The net dividend ratio is calculated by dividing policyholder dividends by the current year's net premiums earned.
(6) The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

Overview of Operating Results

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Gross Premiums Written. Gross premiums written for 2011 were $272.1 million, compared to $228.4 million for 2010, an increase of 19.1%. The increase was attributable to a $33.1 million increase in premiums resulting from payroll audits and related premium adjustments, a $10.6 million increase in annual premiums on voluntary policies written during the period and a $0.1 million increase in premiums from mandatory pooling arrangements. These increases were partially offset by a $0.2 million decrease in direct assigned risk premiums. Related premium adjustments in 2011 include a $0.3 million increase in "earned but unbilled", or EBUB, premium. Premium adjustments for the same period in 2010 included a $2.5 million decrease in EBUB premium.

Net Premiums Written. Net premiums written for 2011 were $258.2 million, compared to $207.9 million for 2010, an increase of 24.2%. The increase was primarily attributable to the increase in gross premiums written. As a percentage of gross premiums earned, ceded premiums were 5.2% for 2011, compared to 8.6% for 2010. The decrease in ceded premiums as a percentage of gross premiums earned is a result of a change in our reinsurance treaties.

Net Premiums Earned. Net premiums earned for 2011 were $251.0 million, compared to $218.9 million for 2010, an increase of 14.7%. The increase was attributable to the increase in net premiums written, offset by an increase in unearned premiums.

Net Investment Income. Net investment income in 2011 was $26.3 million, compared to $26.2 million in 2010, an increase of 0.4%. The pre-tax investment yield on our investment portfolio was 3.1% per annum for 2011, compared to 3.2% per annum for 2010. The tax-equivalent yield on our investment portfolio was 4.6% per annum for 2011, compared to 4.4% per annum for 2010. The tax-equivalent yield is calculated using the effective interest rate and a 35% marginal tax rate. Average invested assets, including cash and cash equivalents, increased 3.3%, from an average of $806.7 million for 2010 to an average of $833.4 million for 2011.

Net Realized Gains (Losses) on Investments. Net realized gains on investments in 2011 totaled $2.2 million, compared to $2.4 million in 2010. Net realized gains in 2011 resulted from $2.4 million in gains from called fixed maturity securities, the sale of equity securities and the sale of fixed maturity securities from the available-for-sale portfolio. These gains were offset by an other-than-temporary impairment of $0.2 million on one asset-backed security from our held-to-maturity portfolio. Net realized gains in 2010 primarily resulted from $3.1 million in gains from called fixed-maturity securities and the sale of certain equity and fixed-maturity securities from the available-for-sale portfolio. These gains were offset by an other-than-temporary impairment of $0.7 million on one equity security.

Loss and Loss Adjustment Expenses Incurred. Loss and LAE incurred totaled $189.7 million for 2011, compared to $157.4 million for 2010, an increase of $32.3 million, or 20.5%. The current accident year losses and LAE incurred were $196.3 million, or 78.2% of net premiums earned, compared to $179.0 million, or 81.8% of net premiums earned for 2010. We recorded favorable prior accident year development of $6.6 million in 2011, compared to $21.6 million in 2010. This is further discussed below in "Prior Year Development." Our net loss ratio was 75.6% for 2011, compared to 71.9% for 2010.

Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits for 2011 were $60.9 million, compared to $44.0 million for 2010, an increase of 38.3%. This increase was primarily due to a $10.5 million increase in insurance related assessments, a $3.7 million decrease in experience-rated commissions, a $2.2 million increase in commission expense and a $1.6 million decrease in ceding commission related to our 2011 reinsurance agreement. Offsetting these increases were a $1.5 million decrease in salaries and benefits and a $0.3 million decrease in consulting expense. In 2010, we experienced large rate reductions in certain loss-based assessments. Our underwriting expense ratio increased to 24.3% in 2011 from 20.1% in 2010.

Interest expense. Interest expense for 2011 was $1.3 million, compared to $1.5 million for 2010. Weighted average borrowings for 2011 were $31.1 million, compared to $36.1 million for 2010. The weighted average interest rate decreased to 4.2% per annum for 2011 from 4.3% per annum for 2010.

Income tax expense. Income tax expense for 2011 was $3.1 million, compared to $9.7 million for 2010. The decrease was primarily attributable to a decrease in pre-tax income, from $44.4 million for 2010 to $27.3 million for 2011. The effective tax rate also decreased to 11.5% for 2011, compared to 22.0% for 2010. This decrease is due to the higher level of tax-exempt investment income relative to our lower pre-tax income. The rate decrease included a $1.4 million expense reduction in 2011 for the change in valuation allowance for deferred tax assets related to unrealized losses on our investment portfolio. In 2010, the effective rate included a $0.9 million expense reduction for deferred tax assets related to unrealized losses on our investment portfolio.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Gross Premiums Written. Gross premiums written for 2010 were $228.4 million, compared to $256.5 million for 2009, a decrease of 10.9%. The decrease was attributable to a $28.2 million decrease in annual premiums on voluntary policies written during the period, a $1.3 million decrease in premiums from mandatory pooling arrangements, a $0.4 million decrease in direct assigned risk premiums and a $1.9 million increase in premiums resulting from payroll audits and related premium adjustments. Related premium adjustments in 2010 include a $2.5 million decrease in EBUB premium. Premium adjustments for the same period in 2009 included a $6.0 million decrease in EBUB premium.

Net Premiums Written. Net premiums written for 2010 were $207.9 million, compared to $236.3 million for 2009, a decrease of 12.0%. The decrease was primarily attributable to the decline in gross premiums written. As a percentage of gross premiums earned, ceded premiums were 8.6% for 2010, compared to 7.4% for 2009. Ceded premiums earned for our lowest layer of reinsurance in 2010 and 2009 was based on a flat amount of premium, thus with a decrease in gross earned the percent increased.

Net Premiums Earned. Net premiums earned for 2010 were $218.9 million, compared to $250.9 million for 2009, a decrease of 12.8%. The decrease was attributable to the decline in net premiums written offset by earnings from premiums written in the previous four quarters.

Net Investment Income. Net investment income in 2010 was $26.2 million, compared to $28.0 million in 2009, a decrease of 6.3%. The pre-tax investment yield on our investment portfolio was 3.2% per annum for 2010, compared to 3.5% per annum for 2009. The tax-equivalent yield on our investment portfolio was 4.4% per annum for 2010, compared to 4.8% per annum for 2009. The tax-equivalent yield is calculated using the effective interest rate and a 35% marginal tax rate. Monthly average invested assets, including cash and cash equivalents, decreased 0.6%, from a monthly average of $811.9 million for 2009 to a monthly average of $806.7 million for 2010.

Net Realized Gains (Losses) on Investments. Net realized gains on investments in 2010 totaled $2.4 million, compared to $2.0 million in 2009. Net realized gains in 2010 primarily resulted from $3.1 million in gains from called fixed-maturity securities and the sale of certain available-for-sale equity and fixed-maturity securities.

These gains were offset by an other-than-temporary impairment of $0.7 million on one equity security. Net realized gains in 2009 were attributable to $1.7 million in gains from the sale of certain equities and $0.3 million in gains from the sale of one asset-backed security.

Loss and Loss Adjustment Expenses Incurred. Loss and LAE incurred totaled $157.4 million for 2010, compared to $163.3 million for 2009, a decrease of $5.9 million, or 3.6%. The current accident year losses and LAE incurred were $179.0 million, or 81.8% of net premiums earned, compared to $185.2 million, or 73.8% of net premiums earned for 2009. The increase in the current accident year loss ratio was mainly driven by frequency and severity. However the higher current accident year loss ratio amounted to a decrease in losses incurred due to lower earned premiums. We recorded favorable prior accident year development of $21.6 million in 2010, compared to $21.9 million in 2009. This is further discussed below in "Prior Year Development." Our net loss ratio was 71.9% for 2010, compared to 65.1% for 2009.

Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits for 2010 were $44.0 million, compared to $52.2 million for 2009, a decrease of 15.7%. This decrease was primarily due to a $4.0 million decrease in insurance-related assessments, a $2.1 million decrease in commissions, a $1.7 million decrease in the provision for accounts receivable write-offs, a $0.5 million decrease in legal expenses and a $0.3 million decrease in mandatory pooling arrangement fees. Income from the commutation of certain reinsurance contracts commutations decreased $0.4 million. Salaries and benefits were flat overall. However, salary expense in 2010 included $1.2 million of additional compensation due to change in the forfeiture assumptions for options granted in November 2005 that fully vested in 2010. Our underwriting expense ratio decreased to 20.1% in 2010 from 20.8% in 2009.

Interest expense. Interest expense for 2010 was $1.5 million, compared to $1.8 million for 2009. Weighted average borrowings for both periods were $36.1 million. The weighted average interest rate decreased to 4.3% per annum for 2010 from 4.9% per annum for 2009.

Income tax expense. Income tax expense for 2010 was $9.7 million, compared to $16.5 million for 2009. The decrease was primarily attributable to a decrease in pre-tax income, from $64.1 million for 2009 to $44.4 million for 2010. The effective tax rate also decreased to 22.0% for 2010, compared to 25.8% for 2009. This decrease is due to the higher level of tax-exempt investment income relative to our lower pre-tax income. The rate decrease included a $0.9 million expense reduction in 2010 for the change in valuation allowance for deferred tax assets related to unrealized losses on our investment portfolio. In 2009, the effective rate included a $0.7 million expense reduction for deferred tax assets related to unrealized losses on our investment portfolio.

Prior Year Development

The Company recorded favorable prior accident year loss and loss adjustment expense development of $6.6 million in 2011, $21.6 million in 2010 and $21.9 million in 2009. The table below sets forth the favorable or unfavorable development for accident years 2006 through 2010 and, collectively, all accident years prior to 2006.

	Favorable/(Unfavorable) Development for Year Ended December 31,		
	2011	2010	2009
2010	$(23.3)	$—	$—
2009	0.3	(3.4)	—
2008	4.7	4.7	(3.4)
2007	11.5	9.3	12.4
2006	4.0	6.3	5.8
Prior to 2006	9.4	4.7	7.1
Total net development	$ 6.6	$21.6	$21.9

The table below sets forth the number of open claims as of December 31, 2011, 2010 and 2009, and the numbers of claims reported and closed during the years then ended.

	Twelve Months Ended December 31,		
	2011	2010	2009
Open claims at beginning of period	5,129	4,511	4,793
Claims reported	5,986	5,800	5,275
Claims closed	(5,931)	(5,182)	(5,557)
Open claims at end of period	5,184	5,129	4,511

At December 31, 2011, our incurred amounts for certain accident years, particularly 2006, 2007 and 2008, have not developed to the degree management previously expected. The assumptions we used in establishing our reserves for these accident years were based on our historical claims data. However, as of December 31, 2011, actual results for these accident years have been better than our assumptions would have predicted. At the same time, actual results for accident year 2010 are higher than we predicted. We do not presently intend to modify our assumptions for establishing reserves in light of recent results. However, if actual results for current and future accident years are consistent with, or different than, our results in these recent accident years, our historical claims data will reflect this change and, over time, will impact the reserves we establish for future claims.

Our reserves for loss and loss adjustment expenses are inherently uncertain and our focus on providing workers' compensation insurance to employers engaged in hazardous industries results in our receiving relatively fewer but more severe claims than many other workers' compensation insurance companies. As a result of this focus on higher severity, lower frequency business, our reserve for loss and loss adjustment expenses may have greater volatility than other workers' compensation insurance companies. For additional information, see "Business—Loss Reserves."

Liquidity and Capital Resources

Our principal sources of operating funds are premiums, investment income, and proceeds from maturities of investments. Our primary uses of operating funds include payments for claims and operating expenses. We pay claims and operating expenses using cash flow from operations and invest our excess cash in fixed maturity and equity securities. We presently expect that our projected cash flow from operations will provide us sufficient liquidity to fund future operations, including payment of claims and operating expenses, payment of interest on our subordinated notes and other holding company expenses, for at least the next 18 months.

We forecast claim payments based on our historical trends. We seek to manage the funding of claim payments by actively managing available cash and forecasting cash flows on a short- and long-term basis. Cash payments, net of reinsurance, for claims were $179.1 million in 2011, $164.9 million in 2010 and $163.8 million in 2009. We fund claim payments out of cash flow from operations, principally premiums, net of amounts ceded to our reinsurers, and net investment income. Our investment portfolio has increased from $582.9 million at December 31, 2005 to $851.5 million at December 31, 2011.

As discussed above under "—Overview," we purchase reinsurance to protect us against severe claims and catastrophic events. Based on our estimates of future claims, we believe we are sufficiently capitalized to satisfy the deductibles and retentions in our 2012 reinsurance program. We reevaluate our reinsurance program at least annually, taking into consideration a number of factors, including cost of reinsurance, our liquidity requirements, operating leverage and coverage terms.

Even if we maintain our existing retention levels, if the cost of reinsurance increases, our cash flow from operations would decrease as we would cede a greater portion of our written premiums to our reinsurers. Conversely, our cash flow from operations would increase if the cost of reinsurance declined relative to our retention.

Net cash provided by operating activities was $43.7 million in 2011, as compared to $44.8 million in 2010, and $27.3 million in 2009. Major components of cash provided by operating activities in 2011 were net premiums collected of $260.1 million, investment income collected of $31.2 million and amounts recovered from reinsurers of $3.1 million, offset by claim payments of $182.0 million, $65.2 million of operating expenditures, federal taxes paid of $2.0 million and dividends to policyholders paid of $1.6 million. Major components of cash provided by operating activities in 2010 were net premiums collected of $236.6 million, investment income collected of $30.6 million and amounts recovered from reinsurers of $3.8 million, offset by claim payments of $167.4 million, $49.2 million of operating expenditures, federal taxes paid of $6.5 million and dividends to policyholder paid of $3.2 million. Major components of cash provided by operating activities in 2009 were net premiums collected of $239.7 million, investment income collected of $32.1 million and amounts recovered from reinsurers of $5.4 million, offset by claim payments of $171.1 million, $59.1 million of operating expenditures, federal taxes paid of $18.8 million, and dividends to policyholders paid of $1.0 million.

Net cash used in investing activities was $42.9 million in 2011, as compared to $36.7 million in 2010 and $33.8 million in 2009. In 2011, major components of net cash used in investing activities included investment purchases of $294.8 million and net purchases of furniture, fixtures and equipment of $1.1 million, offset by proceeds from sales and maturities of investment of investments of $253.0 million. In 2010, major components of net cash used in investing activities included investment purchases of $194.5 million and net purchases of furniture, fixtures and equipment of $3.2 million, offset by proceeds from sales and maturities of investments of $161.0 million. In 2009, major components of net cash used in investing activities included investment purchases of $186.4 million and net purchases of furniture, fixtures and equipment of $1.0 million, offset by proceeds from sales and maturities of investments of $153.6 million.

Net cash used in financing activities was $16.2 million in 2011, as compared to net cash used in financing activities of $10.4 million in 2010 and net cash used in financing activities of $25.5 million in 2009. Major components of cash used in financing activities in 2011 included $10.3 million for the purchase of our common stock, $10.3 million for the redemption of subordinated debt securities, $3.3 million of proceeds from the exercise of stock options and $1.0 million of tax benefit from share-based compensation. Major components of cash used in financing activities in 2010 included $12.1 million for the purchase of our common stock, $1.5 million of proceeds from the exercise of stock options and $0.2 million of tax benefit from share-based compensation. Major components of cash used in financing activities in 2009 included $25.9 million for the redemption of all outstanding shares of Series C and D redeemable preferred stock and proceeds of $0.3 million from the exercise of stock options.

Interest on our outstanding subordinated notes accrues at a floating rate equal to the three-month LIBOR plus a marginal rate. Our $25.8 million issuance of subordinated notes due 2034 have a marginal interest rate of 3.8% and, as of December 31, 2011, had an effective rate of 4.3%. These notes are currently repayable at the option of the Company. In March 2012, the Board authorized the Company to redeem $12.9 million aggregate principal amount of these notes.

In July 2011, the Company redeemed all $10.3 million of subordinated notes from ACT I and the related trust was canceled.

In October 2007, the Company entered into an agreement providing for a line of credit in the maximum amount of $20.0 million with Frost Bank, NA. The agreement expired in October 2010. The Company renewed this agreement in the fourth quarter 2010 for an additional three years to mature in December of 2013. Under the agreement, advances may be made either in the form of loans or letters of credit. Borrowings under the agreement accrue at interest rates based upon prime rate or LIBOR. The Company pays a fee of 3/8% (three eighths of one percent) on the unused portion of the loan in arrears quarterly for a fee of $75,000 annually, assuming the line of credit is not used during the calendar year. The line of credit is unsecured. At December 31, 2011, there were no outstanding borrowings.

The Board of Directors initially authorized the Company's share repurchase program in February 2010. In October 2011, the Board reauthorized this program. As of December 31, 2011, we had repurchased a total of 1,258,250 shares of our outstanding common stock for $22.4 million. The Company had $24.4 million available for future purchases at December 31, 2011. The purchases will continue to be affected from time to time depending upon market conditions and subject to applicable regulatory considerations. It is anticipated that future purchases will be funded from available capital.

AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate, Silver Oak Casualty and American Interstate of Texas. AMERISAFE's primary assets are the capital stock of these insurance subsidiaries. The ability of AMERISAFE to fund its operations depends upon the surplus and earnings of its subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. Based upon the prescribed calculation, the insurance subsidiaries could pay to AMERISAFE dividends of up to $21.4 million after March of 2012 without seeking regulatory approval. See "Business—Regulation—Dividend Limitations" in Item 1 of this report.

In March 2009, we commuted certain reinsurance agreements with Lincoln National Life Insurance Company, Connecticut General Life Insurance and Phoenix Life Insurance Company covering portions of the 1998 accident year. We received cash of $2.5 million in exchange for releasing Lincoln National, Connecticut General and Phoenix Life from their reinsurance obligations under the commuted agreements. As a result of the commutation, we recorded additional pre-tax income of approximately $0.3 million in the first quarter of 2009. Lincoln National remains obligated to subsidiaries of the Company under other reinsurance agreements.

Investment Portfolio

The principal objectives of our investment portfolio are to preserve capital and surplus and to maintain appropriate liquidity for corporate requirements. Additional objectives are to support our A.M. Best rating and to maximize after-tax income and total return. We presently expect to maintain sufficient liquidity from funds generated by operations to meet our anticipated insurance obligations and operating and capital expenditure needs. Excess funds from operations will be invested in accordance with our investment policy and statutory requirements.

We allocate our portfolio into four categories: cash and cash equivalents, short term investments, fixed maturity securities and equity securities. Cash and cash equivalents include cash on deposit, money market funds and municipal securities, corporate securities and certificates of deposit with an original maturity of less than 90 days. Short-term investments include municipal securities, corporate securities and certificates of deposit with an original maturity greater than 90 days but less than one year. Our fixed maturity securities include obligations of the U.S. Treasury or U.S. agencies, obligations of states and their subdivisions, long-term certificates of deposit, U.S. Dollar-denominated obligations of the U.S. or Canadian corporations, U.S. agency-based mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities.

Under Louisiana and Texas law, as applicable, each of American Interstate, Silver Oak Casualty and American Interstate of Texas is required to invest only in securities that are either interest-bearing, interest-accruing or eligible for dividends, and must limit its investment in the securities of any single issuer to five percent of the insurance company's assets. As of December 31, 2011, we were in compliance with these requirements.

We employ diversification policies and balance investment credit risk and related underwriting risks to minimize our total potential exposure to any one business sector or security.

As of December 31, 2011, our investment portfolio, including cash and cash equivalents, totaled $851.5 million, an increase of 3.0% from December 31, 2010. The majority of our fixed maturity securities are classified as held-to-maturity, as defined by FASB ASC Topic 320, *Investments-Debt and Equity Securities*. As such, the

reported value of those securities is equal to their amortized cost, and is not impacted by changing interest rates. The remainder of our fixed maturity securities and all of equity securities are classified as available-for-sale and reported at fair value.

On January 1, 2008, we adopted FASB ASC Topic 820, *Fair Value Measurements and Disclosures,* which defines fair value, establishes a fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As disclosed in Note 19 of the financial statements, our securities available-for-sale are classified using Level 1 and 2 inputs. We did not elect the fair value option prescribed under FASB ASC Topic 825, *Financial Instruments,* for any financial assets or financial liabilities in 2010 or 2011.

The composition of our investment portfolio, including cash and cash equivalents, as of December 31, 2011 is shown in the following table.

	Carrying Value	Percentage of Portfolio	Effective Interest Rate
	(In thousands)		
Fixed maturity securities—held-to-maturity:			
State and political subdivisions	$441,273	51.8%	3.6%
Corporate bonds	92,682	10.9%	2.7%
Commercial mortgage-backed securities	51,550	6.1%	5.5%
U.S. agency-based mortgage-backed securities	46,096	5.4%	5.2%
U.S. Treasury securities and obligations of U.S. Government agencies	9,141	1.1%	4.2%
Asset-backed securities	5,306	0.6%	3.2%
Total fixed maturity securities—held-to-maturity	646,048	75.9%	3.7%
Fixed maturity securities—available-for-sale:			
State and political subdivisions	57,762	6.8%	4.1%
Corporate bonds	42,980	5.0%	2.8%
Total fixed maturity securities—available-for-sale	100,742	11.8%	3.5%
Equity securities	12,240	1.4%	5.2%
Cash and cash equivalents	45,536	5.4%	0.3%
Short-term investments	46,944	5.5%	1.1%
Total investments, including cash and cash equivalents	$851,510	100%	3.4%

For our securities classified as available-for-sale, the securities are "marked to market" as of the end of each calendar quarter. As of that date, unrealized gains and losses are recorded against Accumulated Other Comprehensive Income (Loss), except when such securities are deemed to be other-than-temporarily impaired. For our securities classified as held-to-maturity, unrealized gains and losses are not recorded in the financial statements until realized or until a decline in fair value, below amortized cost, is deemed to be other-than-temporary.

We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. The key factors we consider are:

- any reduction or elimination of preferred stock dividends, or nonpayment of scheduled principal or interest payments;
- the financial condition and near-term prospects of the issuer of the applicable security, including any specific events that may affect its operations or earnings;

- how long and by how much the fair value of the security has been below its cost or amortized cost;
- any downgrades of the security by a rating agency;
- our intent not to sell the security for a sufficient time period for it to recover its value;
- the likelihood of being forced to sell the security before the recovery of its value; and
- an evaluation as to whether there are any credit losses on debt securities.

The following table summarizes the fair value of, and the amount of unrealized losses on, our investment securities, segregated by the time period each security has been in a continuous unrealized loss position as of December 31, 2011 and 2010:

	Less Than Twelve Months		Twelve Months or Longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
December 31, 2011:				
Fixed maturity securities	$40,422	$ (382)	$10,610	$(1,231)
Equity securities	2,789	(197)	—	—
December 31, 2010:				
Fixed maturity securities	$88,643	$(1,517)	$12,185	$(1,527)
Equity securities	—	—	—	—

We reviewed all securities with unrealized losses in accordance with the impairment policy described above. We determined that the unrealized losses in the fixed maturity securities portfolio related primarily to changes in market interest rates since the date of purchase, current conditions in the capital markets and the impact of those conditions on market liquidity and prices generally, and the transfer of the investments from the available-for-sale classification to the held-to-maturity classification in January 2004. We expect to recover the carrying value of these securities as it is not more likely than not that we will be required to sell the security before the recovery of its amortized cost basis. In addition, none of the unrealized losses on debt securities are considered credit losses.

In 2011, we recorded an impairment charge of $0.2 million related to one asset-backed security in our held-to-maturity investment portfolio. We impaired this security because, among other things, a loss of principal was anticipated based upon estimated future cash flows. The impairment charge is included in "Net realized gains (losses) on investments" for 2011.

In 2010, we recorded an impairment charge of $0.7 million related to one equity security. The impairment charge is included in "Net realized gains (losses) on investments" for 2010. We also sold certain equity securities classified as available-for-sale for which an other-than-temporary impairment had previously been recognized. The realized gain of $2.5 million on these previously impaired securities is included in "Net realized gains (losses) on investments" for 2010.

There were no impairment charges recorded in 2009. In order to recapture realized capital gains for income tax purposes, we sold certain equity securities and one fixed-maturity security which was classified as held-to-maturity. These particular securities had been impaired in 2008. The held-to-maturity security was eligible for sale because the security had been downgraded below investment grade. With limited securities classified as available-for-sale, the sale of this fixed-maturity security was needed to maximize our carryback potential. The realized gain of $1.9 million on the sale of these previously impaired securities is included in "Net realized gains (losses) on investments" for 2009.

The pre-tax investment yield on our investment portfolio was 3.1% per annum during the twelve months ended December 31, 2011, compared to 3.2% per annum during the same period in 2010.

Contractual Obligations and Commitments

We manage risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated life insurance companies. In the event these companies are unable to meet their obligations under these annuity contracts, we could be liable to the claimants, but our reinsurers remain obligated to indemnify us for all or part of these obligations in accordance with the terms of our reinsurance contracts. As of December 31, 2011, the present value of these annuities was $92.9 million, as estimated by our annuity providers. Substantially all of the annuities are issued or guaranteed by life insurance companies that have an A.M. Best rating of "A" (Excellent) or better. For additional information, see Note 17 to our consolidated financial statements in Item 8 of this report.

We lease equipment and office space under noncancelable operating leases. Future minimum lease payments at December 31, 2011, were as follows:

Year	Future Minimum Lease Payments
	(In thousands)
2012	$194
2013	100
2014	36
2015	4
	$334

Rental expense was $0.3 million in 2011, $0.5 million in 2010 and $0.9 million in 2009.

The table below provides information with respect to our long-term debt and contractual commitments as of December 31, 2011.

Contractual Obligations	Total	Payment Due By Period: Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
			(In thousands)		
Subordinated notes (1)	$ 25,780	$ —	$ —	$ —	$ 25,780
Loss and loss adjustment expenses (2)	538,214	190,014	190,641	80,715	76,844
Loss-based insurance assessments (3)	9,921	3,503	3,514	1,488	1,416
Capital lease obligations	—	—	—	—	—
Operating lease obligations	334	194	140	—	—
Purchase obligations	2,240	1,702	538	—	—
Total	$576,489	$195,413	$194,833	$82,203	$104,040

(1) Amounts do not include interest payments associated with these obligations. Interest rates on our subordinated notes are variable and may change on a quarterly basis. See "—Liquidity and Capital Resources" above for further discussion of our subordinated notes.

(2) The loss and loss adjustment expense payments due by period in the table above are based upon the loss and loss adjustment expense estimates as of December 31, 2011 and actuarial estimates of expected payout patterns and are not contractual liabilities as to a time certain. Our contractual liability is to provide benefits under the policy. As a result, our calculation of loss and loss adjustment expense payments due by period is subject to the same uncertainties associated with determining the level of loss and loss adjustment expenses generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our loss and loss adjustment expense process, see "Business—Loss Reserves" in Item 1 of this report. Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the amounts shown in the table above to the extent that current estimates of loss and loss adjustment expenses vary from actual ultimate claims

amounts and as a result of variations between expected and actual payout patterns. See "Risk Factors—Risks Related to Our Business—Our loss reserves are based on estimates and may be inadequate to cover our actual losses" in Item 1A of this report for a discussion of the uncertainties associated with estimating loss and loss adjustment expenses.

(3) We are subject to various annual assessments imposed by certain of the states in which we write insurance policies. These assessments are generally based upon the amount of premiums written or losses paid during the applicable year. Assessments based on premiums are generally paid within one year after the calendar year in which the policies are written, while assessments based on losses are generally paid within one year after the loss is paid. When we establish a reserve for loss and loss adjustment expenses for a reported claim, we accrue our obligation to pay any applicable assessments. If settlement of the claim is to be paid out over more than one year, our obligation to pay any related loss-based assessments extends for the same period of time. Because our reserves for loss and loss adjustment expenses are based on estimates, our accruals for loss-based insurance assessments are also based on estimates. Actual payments of loss and loss adjustment expenses may differ, perhaps materially, from our reserves. Accordingly, our actual loss-based insurance assessments may vary, perhaps materially, from our accruals.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, interest rate risk, and equity price risk. We currently have no exposure to foreign currency risk.

Credit Risk

Credit risk is the potential loss arising principally from adverse changes in the financial condition of the issuers of our fixed maturity securities and the financial condition of our reinsurers.

We address the credit risk related to the issuers of our fixed maturity securities by primarily investing in fixed maturity securities that are rated as investment grade by one or more of Moody's, Standard & Poor's or Fitch. We also independently monitor the financial condition of all issuers of our fixed maturity securities. To limit our risk exposure, we employ diversification policies that limit our credit exposure to any single issuer or business sector.

We are also subject to credit risk with respect to our reinsurers. Although our reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims and, in some cases, we might not be able to collect amounts recoverable from our reinsurers. We address this credit risk by initially selecting reinsurers with an A.M. Best rating of "A-" (Excellent) or better and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment, including commutation, novation or letters of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in Item 7 of this report.

Interest Rate Risk

Interest rate risk is the risk that we may incur losses due to adverse changes in interest rates. As of December 31, 2011, we had fixed maturity securities with a fair value of $786.0 million and a carrying value of

$746.8 million. These securities are all subject to interest rate risk, but because we classify the majority of our fixed maturity securities as held-to-maturity, changes in fair values have a small effect on the carrying value of our portfolio. We manage our exposure to interest rate risk with respect to these securities by investing in a portfolio of securities with moderate effective duration. At December 31, 2011, the effective duration of the total investment portfolio, including cash and short term investments, was 3.2 years.

We are also subject to interest rate risk on our subordinated debt security, which has quarterly adjustable interest rates based on LIBOR plus a fixed margin. As such, fluctuations in interest rates have a direct effect on interest expense associated with our subordinated debt security.

The table below summarizes the interest rate risk associated with our fixed maturity securities by illustrating the sensitivity of the fair value and carrying value of our fixed maturity securities as of December 31, 2011 to selected hypothetical changes in interest rates, and the associated impact on our shareholders' equity.

Hypothetical Change in Interest Rates	Fair Value	Estimated Change in Fair Value	Carrying Value	Estimated Change in Carrying Value	Hypothetical Percentage Increase (Decrease) in Shareholders' Equity
200 basis point increase	$723,850	$(62,134)	$734,783	$(12,007)	(3.4)%
100 basis point increase	754,704	(31,280)	740,765	(6,025)	(1.7)%
No change	785,984	—	746,790	—	—
100 basis point decrease	813,515	27,531	752,086	5,296	1.5%
200 basis point decrease	821,012	35,028	754,166	7,376	2.1%

Equity Price Risk

Equity price risk is the risk that we may incur losses due to adverse changes in the market prices of the equity securities we hold in our investment portfolio. We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of our equity securities result in a decrease in the value of our total assets and shareholders' equity. In order to minimize our exposure to equity price risk, we independently monitor the financial condition of our equity securities, and diversify our investments. In addition, we limit the percentage of equity securities held in our investment portfolio to the lesser of 10% of the investment portfolio or 30% of shareholders' equity. As of December 31, 2011, the equity securities in our investment portfolio had a fair value of $12.2 million, representing 3.5% of shareholders' equity on that date. See "Business—Investments" in Item 1 of this report.

Item 8. Financial Statements and Supplementary Data.

	Page
Audited Financial Statements as of December 31, 2011 and 2010 and for the three years in the period ended December 31, 2011:	
Report of Independent Registered Public Accounting Firm	63
Consolidated Balance Sheets	64
Consolidated Statements of Income	65
Consolidated Statements of Changes in Shareholders' Equity	66
Consolidated Statements of Cash Flows	67
Notes to Consolidated Financial Statements	68
Financial Statement Schedules:	
Schedule II. Condensed Financial Information of Registrant	102
Schedule VI. Supplemental Information Concerning Property-Casualty Insurance Operations	105

Schedules I, III, IV and V are not applicable and have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors
AMERISAFE, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of AMERISAFE, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also include the financial statement schedules listed in the Index at Item 15. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMERISAFE, Inc. and Subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMERISAFE, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
March 9, 2012

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2011	December 31, 2010
Assets		
Investments:		
Fixed maturity securities—held-to-maturity, at amortized cost (fair value $685,242 and $683,463 in 2011 and 2010, respectively)	$ 646,048	$ 663,345
Fixed maturity securities—available-for-sale, at fair value (cost $98,077 and $21,865 in 2011 and 2010, respectively)	$ 100,742	$ 21,649
Equity securities—available-for-sale, at fair value (cost $11,776 and $1,687 in 2011 and 2010, respectively)	12,240	1,773
Short-term investments	46,944	78,770
Total investments	805,974	765,537
Cash and cash equivalents	45,536	60,966
Amounts recoverable from reinsurers	96,212	95,133
Premiums receivable, net	121,223	122,618
Deferred income taxes	29,286	28,837
Accrued interest receivable	9,520	7,704
Property and equipment, net	7,628	7,547
Deferred policy acquisition costs	18,756	17,400
Deferred charges	3,120	2,936
Federal income taxes recoverable	—	2,293
Other assets	11,254	6,952
	$1,148,509	$1,117,923
Liabilities and shareholders' equity		
Liabilities:		
Reserves for loss and loss adjustment expenses	$ 538,214	$ 532,204
Unearned premiums	118,699	111,494
Amounts held for others	29,981	22,667
Policyholder deposits	37,228	39,187
Insurance-related assessments	21,506	18,718
Accounts payable and other liabilities	25,633	20,653
Payable for investments purchased	616	6,718
Subordinated debt securities	25,780	36,090
	797,657	787,731
Shareholders' equity:		
Common stock:		
Voting—$0.01 par value authorized shares—50,000,000 in 2011 and 2010; 19,408,512 and 19,060,649 issued and 18,150,262 and 18,352,041 shares outstanding shares in 2011 and 2010, respectively	194	191
Additional paid-in capital	185,734	180,884
Treasury stock at cost (1,258,250 shares in 2011 and 708,608 shares in 2010)	(22,370)	(12,102)
Accumulated earnings	185,079	160,954
Accumulated other comprehensive income	2,215	265
	350,852	330,192
	$1,148,509	$1,117,923

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Year Ended December 31,		
	2011	2010	2009
Revenues			
Premiums earned	$ 251,015	$ 218,881	$ 250,896
Net investment income	26,340	26,242	28,014
Net realized gains on investments	2,228	2,449	2,033
Fee and other income	1,080	584	1,268
Total revenues	280,663	248,156	282,211
Expenses			
Loss and loss adjustment expenses incurred	189,706	157,388	163,316
Underwriting and certain other operating costs	22,490	6,277	12,351
Commissions	18,507	16,350	18,418
Salaries and benefits	19,914	21,405	21,447
Interest expense	1,311	1,548	1,810
Policyholder dividends	1,464	834	770
Total expenses	253,392	203,802	218,112
Income before income taxes	27,271	44,354	64,099
Income tax expense	3,146	9,748	16,536
Net income	24,125	34,606	47,563
Redemption premium	—	—	(875)
Net income available to common shareholders	$ 24,125	$ 34,606	$ 46,688
Earnings per share			
Basic	$ 1.32	$ 1.86	$ 2.33
Diluted	$ 1.29	$ 1.81	$ 2.28
Shares used in computing earnings per share			
Basic	18,250,173	18,637,167	18,860,197
Diluted	18,700,982	19,095,320	19,268,295

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amounts				
Balance at January 1, 2009	18,856,602	$188	—	—	$175,163	$ 79,660	$ 845	$255,856
Comprehensive income:								
Net income	—	—	—	—	—	47,563	—	47,563
Other comprehensive income:								
Change in unrealized gains, net of tax	—	—	—	—	—	—	1,131	1,131
Change in deferred tax valuation allowance	—	—	—	—	—	—	752	752
Comprehensive income	—	—	—	—	—	—	—	49,446
Common stock issued upon exercise of options	32,800	1	—	—	295	—	—	296
Restricted common stock issued	5,844	—	—	—	131	—	—	131
Share-based compensation	—	—	—	—	1,233	—	—	1,233
Tax benefit of share-based compensation	—	—	—	—	46	—	—	46
Redemption of Series C preferred stock	—	—	—	—	—	(175)	—	(175)
Redemption of Series D preferred stock	—	—	—	—	—	(700)	—	(700)
Balance at December 31, 2009	18,895,246	$189	—	—	$176,868	$126,348	$ 2,728	$306,133
Comprehensive income:								
Net income	—	—	—	—	—	34,606	—	34,606
Other comprehensive income:								
Change in unrealized gains, net of tax	—	—	—	—	—	—	(1,748)	(1,748)
Change in deferred tax valuation allowance	—	—	—	—	—	—	(715)	(715)
Comprehensive income	—	—	—	—	—	—	—	32,143
Common stock issued upon exercise of options	153,157	2	—	—	1,453	—	—	1,455
Restricted common stock issued	12,246	—	—	—	163	—	—	163
Share-based compensation	—	—	—	—	2,162	—	—	2,162
Tax benefit of share-based compensation	—	—	—	—	238	—	—	238
Purchase of Treasury Stock Common	—	—	(708,608)	(12,102)	—	—	—	(12,102)
Balance at December 31, 2010	19,060,649	$191	(708,608)	$(12,102)	$180,884	$160,954	$ 265	$330,192
Comprehensive income:								
Net income	—	—	—	—	—	24,125	—	24,125
Other comprehensive income:								
Change in unrealized gains, net of tax	—	—	—	—	—	—	1,986	1,986
Change in deferred tax valuation allowance	—	—	—	—	—	—	(36)	(36)
Comprehensive income	—	—	—	—	—	—	—	26,075
Common stock issued upon exercise of options	338,350	3	—	—	3,336	—	—	3,339
Restricted common stock issued	9,513	—	—	—	210	—	—	210
Share-based compensation	—	—	—	—	261	—	—	261
Tax benefit of share-based compensation	—	—	—	—	1,043	—	—	1,043
Purchase of Treasury Stock Common	—	—	(549,642)	(10,268)	—	—	—	(10,268)
Balance at December 31, 2011	19,408,512	$194	(1,258,250)	$(22,370)	$185,734	$185,079	$ 2,215	$350,852

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2011	2010	2009
Operating activities			
Net income	$ 24,125	$ 34,606	$ 47,563
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,015	1,028	1,164
Net amortization/accretion of investments	6,660	4,989	4,013
Deferred income taxes	(1,555)	(2,123)	5,842
Net realized gains on investments	(2,228)	(2,449)	(2,033)
Loss/(gain) on sale of asset	32	(16)	24
Share-based compensation	471	2,325	1,364
Changes in operating assets and liabilities:			
Premiums receivable	1,395	28,952	4,997
Accrued interest receivable	(1,816)	(539)	82
Deferred policy acquisition costs and deferred charges	(1,539)	821	2,512
Other assets	(2,008)	(9,268)	(7,979)
Reserve for loss and loss adjustment expenses	6,010	(2,451)	3,362
Unearned premiums	7,205	(11,006)	(14,600)
Reinsurance balances	140	(13,248)	(14,116)
Amounts held for others and policyholder deposits	5,355	6,082	4,954
Accounts payable and other liabilities	447	7,141	(9,851)
Net cash provided by operating activities	43,709	44,844	27,298
Investing activities			
Purchases of investments held-to-maturity	(86,669)	(68,095)	(105,928)
Purchases of investments available-for-sale	(120,637)	(36,936)	—
Purchases of short-term investments	(87,460)	(89,427)	(80,478)
Proceeds from sale of investments held-to-maturity	—	—	1,240
Proceeds from maturities of investments held-to-maturity	97,863	66,021	114,099
Proceeds from sales and maturities of investments available-for-sale	36,329	30,157	12,229
Proceeds from sales and maturities of short-term investments	118,759	64,813	26,035
Purchases of property and equipment	(1,128)	(3,206)	(1,017)
Proceeds from sales of property and equipment	—	16	3
Net cash used in investing activities	(42,943)	(36,657)	(33,817)
Financing activities			
Proceeds from stock option exercise	3,339	1,455	295
Tax benefit from share-based payments	1,043	238	46
Purchase of treasury stock common	(10,268)	(12,102)	—
Redemption of Subordinate Debt Security	(10,310)	—	—
Redemption of Series C preferred stock	—	—	(5,175)
Redemption of Series D preferred stock	—	—	(20,700)
Net cash used in financing activities	(16,196)	(10,409)	(25,534)
Change in cash and cash equivalents	(15,430)	(2,222)	(32,053)
Cash and cash equivalents at beginning of year	60,966	63,188	95,241
Cash and cash equivalents at end of year	$ 45,536	$ 60,966	$ 63,188
Supplemental disclosure of cash flow information			
Interest paid	$ 1,412	$ 1,547	$ 1,931
Income taxes paid	$ 1,000	$ 6,256	$ 18,817

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization

AMERISAFE, Inc. is an insurance holding company incorporated in the state of Texas. The accompanying consolidated financial statements include the accounts of AMERISAFE and its subsidiaries: American Interstate Insurance Company ("AIIC") and its insurance subsidiaries, Silver Oak Casualty, Inc. ("SOCI") and American Interstate Insurance Company of Texas ("AIIC-TX"), Amerisafe Risk Services, Inc. ("RISK") and Amerisafe General Agency, Inc. ("AGAI"). AIIC and SOCI are property and casualty insurance companies organized under the laws of the state of Louisiana. AIIC-TX is a property and casualty insurance company organized under the laws of the state of Texas. RISK, a wholly-owned subsidiary of the Company, is a claims and safety service company servicing only affiliated insurance companies. AGAI, a wholly owned subsidiary of the Company, is a general agent for the Company. AGAI sells insurance, which is underwritten by AIIC, SOCI and AIIC-TX, as well as by nonaffiliated insurance carriers. The assets and operations of AGAI are not significant to that of the consolidated entity.

The terms "AMERISAFE," the "Company," "we," "us," or "our" refer to AMERISAFE, Inc. and its consolidated subsidiaries, as the context requires.

The Company provides workers' compensation and general liability insurance for companies primarily in special trade groups, including construction, trucking and agriculture. Assets and revenues of AIIC represent approximately 99% of comparable consolidated amounts of the Company for each of 2011, 2010 and 2009.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Adjustments to Financial Statements

The Company's prior annual financial statements, including the years ended December 31, 2010 and 2009, have been adjusted to correct the accounting related to our accrual for state guaranty fund assessments (liability) and where applicable, the corresponding premium tax offset (asset).

In most states, each insurance company that writes workers' compensation insurance in that state is required to participate in a state guaranty association. These associations levy assessments on all member insurers based on premium written. State guaranty fund assessments are used by state insurance oversight agencies to cover losses of insolvent or rehabilitated insurance companies and for the operating expenses of the agencies. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. We record any expected offset in Other Assets on our consolidated balance sheet.

During 2011, we undertook a comprehensive state-by-state analysis of our estimate of liability for these assessments. The analysis performed in the third and fourth quarter of 2011 resulted in a decrease in the estimate of liability of $15.2 million (pre-tax) and a corresponding decrease in the premium tax receivable offset of $7.5 million (pre-tax). In the third quarter of 2011, we recorded a favorable change in the estimated guaranty fund liability of $2.8 million (pre-tax) as a change in estimate. At that time, our analysis of these state guaranty fund assessments had not been completed for all states. This earlier decrease, which is a component part of the $15.2 million decrease, has also been corrected in financial statements included in this report.

The Company evaluated this adjustment in connection with preparing its financial statements at and for the year ended December 31, 2011 and determined that this change should be reported as a correction of an error in the liability recorded in prior periods rather than a change in estimate. The error in the guaranty fund liability resulted because the assumptions we used to determine the estimate had not been updated timely. We incorrectly continued to use our assessment experience without validating and updating for more recent experience. Our prior period estimates were made annually and assumed higher levels of assessments consistent with our actual experience for 2005 and prior years. We have concluded that the impact of these adjustments on the prior reporting periods is not material to the consolidated financial statements for any prior period.

The following table reflects the adjustments to the financial statement line items at December 31, 2010. (dollars in thousands).

Consolidated Balance Sheet

	At December 31, 2010		
	As Reported	Adjustments	As Adjusted
Deferred income taxes	$ 31,512	$ (2,675)	$ 28,837
Other assets	14,488	(7,536)	6,952
Total assets	1,128,134	(10,211)	1,117,923
Insurance-related assessments	33,898	(15,180)	18,718
Total liabilities	802,911	(15,180)	787,731
Shareholders' equity	325,223	4,969	330,192
Total liabilities and shareholders' equity	1,128,134	(10,211)	1,117,923

The following table reflects the adjustments to the financial statement line items for the years ended December 31, 2009 and 2010 (dollars in thousands except per share data).

Consolidated Statement of Operations

	For the Year Ended December 31, 2009		
	As Reported	Adjustments	As Adjusted
Underwriting and certain other operating costs	$14,092	$(1,741)	$12,351
Income before income taxes	62,358	1,741	64,099
Income tax expense	15,927	609	16,536
Net income	46,431	1,132	47,563
Earnings per share—basic	$ 2.27	$ .06	$ 2.33
Earnings per share—diluted	$ 2.22	$ .06	$ 2.28

	For the Year Ended December 31, 2010		
	As Reported	Adjustments	As Adjusted
Underwriting and certain other operating costs	$ 8,204	$(1,927)	$ 6,277
Income before income taxes	42,427	1,927	44,354
Income tax expense	9,074	674	9,748
Net income	33,353	1,253	34,606
Earnings per share—basic	$ 1.79	$ .07	1.86
Earnings per share—diluted	$ 1.75	$ .06	$ 1.81

Comprehensive income for 2009 as reported was $48,314,000 and adjusted to $49,446,000.

Comprehensive income for 2010 as reported was $30,890,000 and adjusted to $32,143,000.

Additionally, retained earnings at January 1, 2009 was increased by $2,584,000.

The adjustments did not change subtotals of net cash provided by operating activities, investing activities, or cash flows used in financing activities.

See note 21 for additional information regarding our unaudited quarterly financial data for the years ended December 31, 2011 and 2010, which data reflects this correction.

Investments

The Company has the ability and positive intent to hold certain investments until maturity. Therefore, investments classified as held-to-maturity fixed maturity securities are recorded at amortized cost. Equity securities and fixed-maturity securities classified as available-for-sale are recorded at fair value. Temporary changes in the fair value of these securities are reported in shareholders' equity as a component of other comprehensive income, net of deferred income taxes.

Investment income is recognized as it is earned. The discount or premium on fixed maturities is amortized using the "constant yield" method. Anticipated prepayments, where applicable, are considered when determining the amortization of premiums or discounts. Realized investment gains and losses are determined using the specific identification method.

The Company regularly reviews the fair value of its investments. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below the cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. The Company regularly reviews its investment portfolio to evaluate the existence of other-than-temporary declines in the fair value of investments. The Company considers various factors in determining if a decline in the fair value of an individual security is other-than-temporary, including but not limited to a reduction or interruption in scheduled cash flows, the financial condition of the issuer, how long and by how much the fair value has been below amortized cost, losses due to credit concerns, downgrades and the Company's intent to sell or ability to hold the security.

Other-than-temporary impairment losses on equity securities are recognized in net income and are measured as the difference between cost and fair value. Impairment losses on fixed maturities are recognized in the financial statements depending on the facts and circumstances related to the specific security. If we intend to sell a security or it is more likely than not that we would be required to sell a security before the recovery of its amortized cost, less any current period credit loss, an other-than-temporary impairment would be recognized in net income for the difference between amortized cost and fair value. If we do not expect to recover the amortized cost basis, we do not plan to sell the security and if it is not more likely than not that we would be required to sell a security before the recovery of its amortized cost, less any current period credit loss, the recognition of the other-than-temporary impairment is bifurcated. The credit loss portion would be recognized in net income and the noncredit loss portion in other comprehensive income.

Cash and Cash Equivalents

Cash equivalents include short-term money market funds and corporate bonds with an original maturity of three months or less.

Short-Term Investments

Short-term investments include municipal securities, corporate bonds and certificates of deposit with an original maturity greater than three months but less than one year.

Premiums Receivable

Premiums receivable consist primarily of premium-related balances due from policyholders. The Company considers premiums receivable as past due based on the payment terms of the underlying policy. The balance is shown net of the allowance for doubtful accounts. Receivables due from insureds are charged off when a determination has been made that a specific balance will not be collected based upon the collection efforts of Company personnel. An estimate of amounts that are likely to be charged off is established as an allowance for doubtful accounts as of the balance sheet date. The estimate is primarily comprised of specific balances that are considered probable to be charged off after all collection efforts have ceased, as well as historical trends and an analysis of the aging of the receivables.

Property and Equipment

The Company's property and equipment, including certain costs incurred to develop or obtain software for internal use, are stated at cost less accumulated depreciation. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the respective assets, generally 39 years for buildings and three to seven years for all other fixed assets.

Deferred Policy Acquisition Costs

The direct costs of acquiring and renewing business are capitalized to the extent recoverable and are amortized over the effective period of the related insurance policies in proportion to premium revenue earned. These capitalized costs consist mainly of sales commissions, premium taxes and other underwriting costs. The Company evaluates deferred policy acquisition costs for recoverability by comparing the unearned premiums to the estimated total expected claim costs and related expenses, offset by anticipated investment income. The Company would reduce the deferred costs if the unearned premiums were less than expected claims and expenses after considering investment income, and report any adjustments in amortization of deferred policy acquisition costs. There were no adjustments necessary in 2011, 2010 or 2009.

Reserves for Loss and Loss Adjustment Expenses

Reserves for loss and loss adjustment expenses represent the estimated ultimate cost of all reported and unreported losses incurred through December 31. The Company does not discount loss and loss adjustment expense reserves. The reserves for loss and loss adjustment expenses are estimated using individual case-basis valuations, statistical analyses and estimates based upon experience for unreported claims and their associated loss and loss adjustment expenses. Such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in these estimates, management believes that the reserves for loss and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any adjustments are included in current operations.

Subrogation recoverables, as well as deductible recoverables from policyholders, are estimated using individual case-basis valuations and aggregate estimates. Deductibles that are recoverable from policyholders and other recoverables from state funds decrease the liability for loss and loss adjustment expenses.

The Company funds its obligations under certain settled claims where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis through the purchase of annuities. These annuities are purchased from unaffiliated carriers and name the claimant as payee. The cost of purchasing the annuity is recorded as paid loss and loss adjustment expenses. To the extent the annuity funds estimated future claims, reserves for loss and loss adjustment expense are reduced.

Premium Revenue

Premiums on workers' compensation and general liability insurance are based on actual payroll costs or production during the policy term and are normally billed monthly in arrears or annually. However, the Company generally requires a deposit at the inception of a policy.

Premium revenue is earned on a pro rata basis over periods covered by the policies. The reserve for unearned premiums on these policies is computed on a daily pro rata basis.

The Company estimates the annual premiums to be paid by its policyholders when the Company issues the policies and records those amounts on the balance sheet as premiums receivable. The Company conducts premium audits on all of its voluntary business policyholders annually, upon the expiration of each policy, including when the policy is renewed. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore have paid the Company the premium required under the terms of the policies. The difference between the estimated premium and the ultimate premium is referred to as "earned but unbilled" premium, or EBUB premium. EBUB premium can be

higher or lower than the estimated premium. EBUB premium is subject to significant variability and can either increase or decrease earned premium based upon several factors, including changes in premium growth, industry mix and economic conditions. Due to the timing of audits and other adjustments, ultimate premium earned is generally not determined for several months after the expiration of the policy.

The Company estimates EBUB premiums on a quarterly basis using historical data and applying various assumptions based on the current market and records an adjustment to premium, related losses, and expenses as warranted.

Reinsurance

Reinsurance premiums, losses and allocated loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Amounts recoverable from reinsurers include balances currently owed to the Company for losses and allocated loss adjustment expenses that have been paid to policyholders, amounts that are currently reserved for and will be recoverable once the related expense has been paid and experience-rated commissions recoverable upon commutation.

Upon management's determination that an amount due from a reinsurer is uncollectible due to the reinsurer's insolvency or other matters, the amount is written off.

Ceding commissions are earned from certain reinsurance companies and are intended to reimburse the Company for policy acquisition costs related to those premiums ceded to the reinsurers. Ceding commission income is recognized over the effective period of the related insurance policies in proportion to premium revenue earned and is reflected as a reduction in underwriting and other operating costs.

Experience-rated commissions are earned from certain reinsurance companies based on the financial results of the applicable risks ceded to the reinsurers. These commission revenues on reinsurance contracts are recognized during the related reinsurance treaty period and are based on the same assumptions used for recording loss and allocated loss adjustment expenses. These commissions are reflected as a reduction in underwriting and other operating costs and are adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations. Experience-rated commissions reduced underwriting and other operating costs by $5.7 million in 2011, $9.5 million in 2010 and $9.9 million in 2009.

Fee and Other Income

The Company recognizes income related to commissions earned by AGAI as the related services are performed.

Advertising

All advertising expenditures incurred by the Company are charged to expense in the period to which they relate and are included in underwriting and other operating costs in the consolidated statements of income. Total advertising expenses incurred were $421,000 in 2011, $413,000 in 2010 and $444,000 in 2009.

Income Taxes

The Company accounts for income taxes using the liability method. The provision for income taxes has two components, amounts currently payable or receivable and deferred amounts. Deferred income tax assets and

liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company considers deferred tax assets to be recoverable if it is probable that the related tax losses can be offset by future taxable income. The Company includes reversal of existing temporary differences, tax planning strategies available and future operating income in this assessment. To the extent the deferred tax assets exceed the amount expected to be recovered in future years, the Company records a valuation allowance for the amount determined unrecoverable.

Insurance-Related Assessments

Insurance-related assessments are accrued in the period in which they have been incurred. The Company is subject to a variety of assessments related to insurance commerce, including those by state guaranty funds and workers' compensation second-injury funds. State guaranty fund assessments are used by state insurance oversight agencies to cover losses of policyholders of insolvent or rehabilitated insurance companies and for the operating expenses of such agencies. The Company has a premium tax benefit accrued of $3.3 million for mandatory assessments that may be recovered through a reduction in future premium taxes in certain states. Assessments related to premiums are generally paid one year after the calendar year in which the premium is written, while assessments related to losses are generally paid within one year of when the loss is paid.

Policyholder Dividends

The Company writes certain policies for which the policyholder may participate in favorable claims experience through a dividend. An estimated provision for workers' compensation policyholders' dividends is accrued as the related premiums are earned. Dividends do not become a fixed liability unless and until declared by the respective Boards of Directors of AMERISAFE's insurance subsidiaries. The dividend to which a policyholder may be entitled is set forth in the policy and is related to the amount of losses sustained under the policy. Dividends are calculated after the policy expiration. The Company is able to estimate the policyholder dividend liability because the Company has information regarding the underlying loss experience of the policies written with dividend provisions and can estimate future dividend payments from the policy terms. Additionally, Florida law requires payment of dividends to Florida policyholders pursuant to a formula based on underwriting results from policies written in Florida over a consecutive three-year period.

Variable Interest Entities

In December 2003, the Company formed Amerisafe Capital Trust I ("ACT I") for the sole purpose of issuing $10,000,000 in trust preferred securities. ACT I used the proceeds from the sale of these securities and the Company's initial capital contribution to purchase $10,310,000 of subordinated debt securities from the Company. In July 2011, the Company redeemed all $10,310,000 million of subordinated debt securities from ACT I and the trust was canceled. The debt securities had been the sole assets of ACT I, and the payments under the debt securities were the sole revenues of ACT I.

In April 2004, the Company formed Amerisafe Capital Trust II ("ACT II") for the sole purpose of issuing $25,000,000 in trust preferred securities. ACT II used the proceeds from the sale of these securities and the Company's initial capital contribution to purchase $25,780,000 of subordinated debt securities from the Company. The debt securities are the sole assets of ACT II, and the payments under the debt securities are the sole revenues of ACT II.

The Company concluded that the equity investment in ACT II is not at risk since the subordinated debt securities issued by the Company are the sole assets of ACT II. Accordingly, the Trust is considered a variable interest entity. The Company is not considered to be the primary beneficiary of ACT II and has not consolidated this entity.

Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 260, *Earnings Per Share.* Additionally, for periods prior to January 1, 2010, the Company applied the "two-class method" in computing basic and diluted earnings per share. ASC Topic 260 clarifies that unvested share-based payment awards with a right to receive nonforfeitable dividends are participating securities.

Under the two-class method, net income is allocated between common stock and any securities other than common stock that are eligible to participate in dividends with common stock. The Company's redeemable preferred stock and unvested restricted stock qualified as "participating securities" under ASC Topic 260 in 2009. With redemption of the Series C and D preferred shares in December 2009, the two-class method is no longer applicable for redeemable preferred stock.

The two-class method allocates net income available to common shareholders and participating securities to the extent that each security shares in earnings as if all earnings for the period had been distributed. The amount of earnings allocable to common shareholders is divided by the weighted-average number of common shares outstanding for the period. Participating securities that are convertible into common stock are included in the computation of basic earnings per share if the effect is dilutive.

Diluted EPS include potential common shares assumed issued under the treasury stock method, which reflects the potential dilution that would occur if any outstanding options or warrants were exercised or restricted stock becomes vested, and includes the "if converted" method for participating securities if the effect is dilutive. The two-class method of calculating diluted EPS is used in the event the "if converted" method is anti-dilutive.

Stock-Based Compensation

The Company recognizes the impact of its share-based compensation in accordance with FASB ASC Topic 718, *Compensation-Stock Compensation.* All share-based grants are recognized as compensation expense over the vesting period.

Recent Accounting Pronouncements

In October 2010, the FASB issued Accounting Standards Update 2010-26, "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" (previously referred to as Emerging Issues Task Force ("EITF") Issue 09-G). This guidance changes the accounting for costs associated with acquiring or renewing insurance contracts in response to diversity in practice in the capitalization and amortization of those costs. Under the new guidance, deferrable costs will be limited to incremental direct costs of successful contract acquisition incurred with independent third parties and the portion of total employee compensation and payroll-related fringe benefits related to time spent performing specified acquisition activities (e.g., underwriting, policy issuance and processing) for successful acquisition efforts. Companies will have a choice between prospective and retrospective adoption. The new guidance will be effective for fiscal years beginning after December 15, 2011. Pursuant to the new guidance, the Company will adopt the standard on a retrospective basis and expects to reduce shareholders' equity as of January 1, 2010 by approximately $2.2 million.

In May 2011, the FASB issued Accounting Standards Update 2011-04 "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and the International Financial Reporting Standards ("IFRS")." ASU 2011-04 clarifies some existing concepts, eliminates wording differences between GAAP and IFRS, and in some limited cases, changes principles to achieve convergence between GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The new guidance will be effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, "Presentation of Comprehensive Income." This guidance requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

2. Investments

Short-term investments held at December 31, 2011 include $37.0 million of corporate bonds, certificates of deposit of $9.7 million and $0.3 million of municipal securities. All certificates of deposits are fully insured by the Federal Deposit Insurance Corporation.

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as held-to-maturity at December 31, 2011 are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
States and political subdivisions	$441,273	$29,026	$ (360)	$469,939
Corporate bonds	92,682	1,539	(130)	94,091
Commercial mortgage-backed securities	51,550	4,195	—	55,745
U.S. agency-based mortgage-backed securities	46,096	4,162	(44)	50,214
U.S. Treasury securities and obligations of U.S. Government agencies	9,141	1,634	—	10,775
Asset-backed securities	5,306	17	(845)	4,478
Totals	$646,048	$40,573	$(1,379)	$685,242

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2011 are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Fixed Maturity:				
States and political subdivisions	$ 55,275	$2,488	$ (1)	$ 57,762
Corporate bonds	42,802	411	(233)	42,980
Total Fixed Maturity	98,077	2,899	(234)	100,742
Equity securities	11,776	661	(197)	12,240
Totals	$109,853	$3,560	$(431)	$112,982

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as held-to-maturity at December 31, 2010 are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
States and political subdivisions	$466,898	$14,044	$(1,797)	$479,145
U.S. agency-based mortgage-backed securities	62,090	3,951	(101)	65,940
Corporate bonds	60,825	1,423	(27)	62,221
Commercial mortgage-backed securities	51,571	2,513	—	54,084
U.S. Treasury securities and obligations of U.S. Government agencies	14,819	972	—	15,791
Asset-backed securities	6,392	17	(877)	5,532
Long-term certificates of deposit	750	—	—	750
Totals	$663,345	$22,920	$(2,802)	$683,463

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2010 are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Fixed Maturity:				
Corporate bonds	$15,946	$ 10	$(147)	$15,809
U.S. Treasury securities and obligations of U.S. Government agencies	5,919	16	(95)	5,840
Total Fixed Maturity	21,865	26	(242)	21,649
Equity securities	1,687	86	—	1,773
Totals	$23,552	$112	$(242)	$23,422

A summary of the cost or amortized cost and fair value of investments in fixed maturity securities, classified as held-to-maturity at December 31, 2011, by contractual maturity, is as follows:

	Cost or Amortized Cost	Fair Value
	(In thousands)	
Maturity:		
Due in 2012	$107,892	$108,537
In 2013 through 2016	179,896	187,744
In 2017 through 2021	130,807	144,980
After 2021	124,501	133,544
U.S. agency-based mortgage-backed securities	46,096	50,214
Commercial mortgage-backed securities	51,550	55,745
Asset-backed securities	5,306	4,478
Totals	$646,048	$685,242

A summary of the cost or amortized cost and fair value of investments in fixed maturity securities, classified as available-for-sale at December 31, 2011, by contractual maturity, is as follows:

	Cost or Amortized Cost	Fair Value
	(In thousands)	
Maturity:		
Due in 2012	$ 7,706	$ 7,749
In 2013 through 2016	23,355	23,324
In 2017 through 2021	15,664	15,943
After 2021	51,352	53,726
Totals	$98,077	$100,742

At December 31, 2011, there were $18,889,134 of held-to-maturity investments on deposit with regulatory agencies of states in which the Company does business.

A summary of the Company's realized gains and losses on sales, calls or redemptions of investments for 2011, 2010 and 2009 is as follows:

	Fixed Maturity Securities Available for Sale	Equity Securities	Other	Total
		(In thousands)		
Year ended December 31, 2011				
Proceeds from sales	$21,560	$14,769	$ —	$36,329
Gross realized investment gains	$ 815	$ 1,621	$ —	$ 2,436
Gross realized investment (losses)	—	(98)	(1)	(99)
Net realized investment gain	815	1,523	(1)	2,337
Impairments	—	—	(169)	(169)
Other, including gains on calls and redemptions	—	—	60	60
Net realized investment gains	$ 815	$ 1,523	$(110)	$ 2,228
Year ended December 31, 2010				
Proceeds from sales	$15,462	$14,695	$ —	$30,157
Gross realized investment gains	$ —	$ 2,650	$ —	$ 2,650
Gross realized investment (losses)	—	—	—	—
Net realized investment gain	—	2,650	—	2,650
Impairments	—	(693)	—	(693)
Other, including gains on calls and redemptions	411	—	81	492
Net realized investment gains	$ 411	$ 1,957	$ 81	$ 2,449
Year ended December 31, 2009				
Proceeds from sales	$ —	$12,229	$ —	$12,229
Gross realized investment gains	$ —	$ 1,650	$ —	$ 1,650
Gross realized investment (losses)	—	—	—	—
Net realized investment gain	—	1,650	—	1,650
Impairments	—	—	—	—
Other, including gains on calls and redemptions	—	—	383	383
Net realized investment gains	$ —	$ 1,650	$ 383	$ 2,033

Major categories of the Company's net investment income are summarized as follows:

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Gross investment income:			
Fixed maturity securities	$26,769	$26,571	$28,163
Short-term investments and cash and cash equivalents	590	819	711
Equity securities	181	71	477
Total gross investment income	27,540	27,461	29,351
Investment expenses	(1,200)	(1,219)	(1,337)
Net investment income	$26,340	$26,242	$28,014

The following table summarizes, as of December 31, 2011, the gross unrealized losses on securities that were at a loss for either less than twelve months or twelve months or longer:

	As of December 31, 2011					
	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
	(in thousands)					
Held-to-Maturity						
Fixed maturity securities:						
Corporate bonds	$23,063	$130	$ —	$ —	$23,063	$ 130
States and political subdivisions	2,291	3	5,718	357	8,009	360
U.S. agency-based mortgage-backed securities	—	—	1,012	44	1,012	44
Asset-backed securities	545	15	3,880	830	4,425	845
Total held-to-maturity securities	25,899	148	10,610	1,231	36,509	1,379
Available-for Sale						
Fixed maturity securities:						
Corporate bonds	$14,301	$233	$ —	$ —	$14,301	$ 233
States and political subdivisions	222	1	—	—	222	1
Equity Securities	2,789	197	—	—	2,789	197
Total available-for-sale securities	17,312	431	—	—	17,312	431
Total	$43,211	$579	$10,610	$1,231	$53,821	$1,810

The following table summarizes, as of December 31, 2010, the gross unrealized losses on securities that were at a loss for either less than twelve months or twelve months or longer:

	As of December 31, 2010					
	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
	(in thousands)					
Held-to-Maturity						
Fixed maturity securities:						
States and political subdivisions	$65,976	$1,200	$ 4,135	$ 597	$70,111	$1,797
Corporate bonds	3,480	27	—	—	3,480	27
U.S. agency-based mortgage-backed securities	1,016	5	3,289	96	4,305	101
Asset-backed securities	715	43	4,761	834	5,476	877
Total held-to-maturity securities	71,187	1,275	12,185	1,527	83,372	2,802
Available-for Sale						
Fixed maturity securities:						
Corporate bonds	$13,446	$ 147	$ —	$ —	$13,446	$ 147
U.S Treasury securities and obligations of U.S. government agencies	2,010	95	—	—	2,010	95
Total available-for-sale securities	15,456	242	—	—	15,456	242
Total	$86,643	$1,517	$12,185	$1,527	$98,828	$3,044

The Company regularly reviews its investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. The Company considers various factors in determining if a decline in the fair value of an individual security is other-than-temporary. The key factors considered are:

- any reduction or elimination of dividends, or nonpayment of scheduled principal or interest payments;
- the financial condition and near-term prospects of the issuer of the applicable security, including any specific events that may affect its operations or earnings;
- how long and by how much the fair value of the security has been below its cost or amortized cost;
- any downgrades of the security by a rating agency;
- our intent not to sell the security for a sufficient time period for it to recover its value;
- the likelihood of being forced to sell the security before the recovery of its value; and
- an evaluation as to whether there are any credit losses on debt securities.

The Company reviewed all securities with unrealized losses in accordance with the impairment policy described above. The Company determined that the unrealized losses in the fixed maturity securities portfolio related primarily to changes in market interest rates since the date of purchase, current conditions in the capital markets and the impact of those conditions on market liquidity and prices generally, and the transfer of the investments from the available-for-sale classification to the held-to-maturity classification in January 2004. The Company expects to recover the carrying value of these securities since management does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the security before the recovery of its amortized cost basis. In addition, none of the unrealized losses on debt securities are considered credit losses.

In 2011, we recorded an impairment charge of $0.2 million related to one asset-backed security in our held-to-maturity investment portfolio. We impaired this security because, among other things, a loss of principal was anticipated based upon estimated future cash flows.

3. Premiums Receivable

Premiums receivable consist primarily of premium-related balances due from policyholders. The balance is shown net of the allowance for doubtful accounts. The components of premiums receivable are shown below:

	December 31,	
	2011	2010
	(In thousands)	
Premiums receivable	$126,796	$127,722
Allowance for doubtful accounts	(5,573)	(5,104)
Premiums receivable, net	$121,223	$122,618

The following summarizes the activity in the allowance for doubtful accounts:

	December 31,		
	2011	2010	2009
	(In thousands)		
Balance, beginning of year	$5,104	$4,917	$ 3,228
Provision for bad debts	1,209	915	2,996
Write-offs	(740)	(728)	(1,307)
Balance, end of year	$5,573	$5,104	$ 4,917

Included in premiums receivable at December 31, 2011, 2010 and 2009 is the Company's estimate for EBUB premium of $2.1 million, $1.8 million and $4.2 million, respectively.

4. Deferred Policy Acquisition Costs

The Company incurs certain costs related to acquiring policies. These costs are deferred and expensed over the life of the related policies. Major categories of the Company's deferred policy acquisition costs are summarized as follows:

	December 31, 2011	December 31, 2010
	(In thousands)	
Agents' commissions	$11,745	$11,005
Premium taxes	3,569	2,954
Deferred underwriting expenses	3,442	3,441
Total deferred policy acquisition costs	$18,756	$17,400

The following summarizes the activity in the deferred policy acquisition costs:

	Year Ended December 31, 2011	2010	2009
	(In thousands)		
Balance, beginning of year	$ 17,400	$ 18,128	$ 20,289
Policy acquisition costs deferred	40,802	32,442	34,967
Amortization expense during the year	(39,446)	(33,170)	(37,128)
Balance, end of year	$ 18,756	$ 17,400	$ 18,128

5. Property and Equipment

Property and equipment consist of the following:

	December 31, 2011	December 31, 2010
	(In thousands)	
Land and office building	$ 7,578	$ 7,471
Furniture and equipment	6,552	6,503
Software	8,720	7,968
Automobiles	81	81
	22,931	22,023
Accumulated depreciation	(15,303)	(14,476)
Property and equipment, net	$ 7,628	$ 7,547

The Company had no capital lease obligations at December 31, 2011. At December 31, 2010, furniture and equipment included property held under capital leases of $86,000 and software included property held under capital leases of $103,000. Accumulated depreciation at December 31, 2010 includes $136,000 that is related to these properties.

6. Reinsurance

The Company cedes certain premiums and losses to various reinsurers under quota share and excess-of-loss treaties. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers on a continual basis. The effect of reinsurance on premiums written and earned in 2011, 2010 and 2009 was as follows:

	2011 Premiums		2010 Premiums		2009 Premiums	
	Written	Earned	Written	Earned	Written	Earned
	(In thousands)					
Gross	$272,101	$264,896	$228,424	$239,430	$256,454	$271,054
Ceded	(13,881)	(13,881)	(20,549)	(20,549)	(20,158)	(20,158)
Net premiums	$258,220	$251,015	$207,875	$218,881	$236,296	$250,896

The amounts recoverable from reinsurers consist of the following:

	December 31,	
	2011	2010
	(In thousands)	
Unpaid losses recoverable:		
Case basis	$35,069	$38,075
Incurred but not reported	25,868	27,461
Paid losses recoverable	764	795
Experience-rated commissions recoverable	34,511	28,802
Total	$96,212	$95,133

Amounts recoverable from reinsurers consists of ceded case reserves, ceded incurred but not reported ("IBNR") reserves, paid losses recoverable and experience-rated commissions recoverable. Ceded case and ceded IBNR reserves represent the portion of gross loss and loss adjustment expense liabilities that are recoverable under reinsurance agreements, but are not yet due from reinsurers. Paid losses recoverable are receivables currently due from reinsurers for ceded paid losses. The Company considers paid losses recoverable outstanding for more than 90 days to be past due. At December 31, 2011, there were no paid losses recoverable past due. Experience-rated commissions recoverable represents earned commission from certain reinsurance companies based on the financial results of the applicable risks ceded to the reinsurers.

The Company received reinsurance recoveries of $2,861,000 in 2011, $3,667,000 in 2010 and $6,376,000 in 2009.

At December 31, 2011, unsecured reinsurance recoverables from reinsurers that exceeded 1.5% of statutory surplus of the Company's insurance subsidiary are shown below (in thousands). The A.M. Best Company rating for the reinsurer is shown parenthetically.

Hannover Reinsurance (Ireland) Limited (A)	$ 23,387
Aspen Insurance (Bermuda) Limited (A)	14,191
Odyssey America Reinsurance Corporation (A)	13,889
Minnesota Workers' Compensation Reinsurance Association (NR)	7,830
Clearwater Insurance Company (B++)	6,433
St. Paul Fire & Marine Insurance Company (A+)	6,147
Finial Reinsurance Company (A-)	5,606
SCOR Reinsurance Company (A)	5,137
Other reinsurers	13,592
Total reinsurance recoverables	96,212
Letters of credit and funds held	(47,307)
Total unsecured reinsurance recoverables	$ 48,905

7. Income Taxes

The Company's deferred income tax assets and liabilities are as follows:

	December 31,	
	2011	2010
	(In thousands)	
Deferred income tax assets:		
Discounting of net unpaid loss and loss adjustment expenses	$ 20,576	$22,587
Unearned premiums	10,446	9,873
Accrued expenses and other	3,555	3,730
Accrued policyholder dividends	698	742
Capital loss carryforward	568	1,297
Impaired securities	94	145
Accrued insurance-related assessments	3,472	355
Total deferred tax assets	39,409	38,729
Less valuation allowance	—	(1,406)
Net deferred income tax assets	39,409	37,323
Deferred income tax liabilities:		
Deferred policy acquisition costs	(7,667)	(7,178)
Deferred charges	(852)	(789)
Unrealized gain on securities available-for-sale	(1,192)	(124)
Property and equipment and other	(52)	(90)
Salvage and subrogation	(360)	(305)
Total deferred income tax liabilities	(10,123)	(8,486)
Net deferred income taxes	$ 29,286	$28,837

The components of consolidated income tax expense (benefit) are as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Current:			
Federal	$ 4,529	$11,617	$10,226
State	172	254	468
	4,701	11,871	10,694
Deferred:			
Federal	(1,555)	(2,123)	5,842
Total	$ 3,146	$ 9,748	$16,536

In 2011 and 2010, the Company recorded a reduction of $1.4 million and $0.2 million, respectively, in the valuation allowance of $3.0 million established in 2008 for unrealized losses resulting from other-than-temporary impairments.

Income tax expense from operations is different from the amount computed by applying the U.S. federal income tax statutory rate of 35% to income before income taxes as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Income tax computed at federal statutory tax rate	$ 9,545	$15,524	$22,434
Tax-exempt interest, net	(5,105)	(5,133)	(5,503)
State income tax	172	254	468
Dividends received deduction	(29)	(6)	(83)
Valuation allowance	(1,442)	(869)	(701)
Other	5	(22)	(79)
	$ 3,146	$ 9,748	$16,536

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. There were no uncertain tax positions as of December 31, 2011 and 2010.

Tax years 2008 through 2011 are subject to examination by the federal and state taxing authorities. The Company is currently undergoing an examination by the Internal Revenue Service for tax year 2009.

8. Line of Credit

In October 2007, the Company entered into an agreement providing for a line of credit in the maximum amount of $20.0 million with Frost Bank, NA. The agreement expired in October of 2010. The Company renewed this agreement in the fourth quarter 2010 for an additional three years to mature in December of 2013. Under the agreement, advances may be made either in the form of loans or letters of credit. Borrowings under the agreement accrue at interest rates based upon prime rate or LIBOR. The Company pays a fee of 3/8% (three eighths of one percent) on the unused portion of the loan in arrears quarterly for a fee of $75,000 annually, assuming the line of credit is not used during the calendar year. The line of credit is unsecured. No borrowings or letters of credit were outstanding under the line of credit arrangement at December 31, 2011 or 2010.

9. Subordinated Debt Securities

On December 16, 2003, the Company entered into a trust preferred securities transaction pursuant to which it issued $10,310,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, the Company formed a Delaware statutory trust, Amerisafe Capital Trust I ("ACT I"). ACT I issued $10,000,000 of preferred securities to investors and $310,000 of common securities to the Company. ACT I used the proceeds from these issuances to purchase the subordinated debt securities. In July 2011, the Company redeemed all $10,310,000 of subordinated debt securities from ACT I and the trust was canceled. The Company paid interest on its ACT I subordinated debt securities quarterly at a rate equal to LIBOR plus 4.10% per annum (4.4% at December 31, 2010). ACT I paid interest on its preferred securities at the same rate. Payments of principal, interest and premium, if any, on the ACT I preferred securities were guaranteed by the Company.

On April 29, 2004, the Company entered into a second trust preferred securities transaction pursuant to which it issued $25,780,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, the Company formed a Delaware statutory trust, Amerisafe Capital Trust II ("ACT II"). ACT II issued $25,000,000 of preferred securities to investors and $780,000 of common securities to the Company. ACT II used the proceeds from these issuances to purchase the subordinated debt securities. The Company pays interest on its ACT II subordinated debt securities quarterly at a rate equal to LIBOR plus 3.80% per annum (4.3% at December 31, 2011). ACT II pays interest on its preferred securities at the same rate. The Company subordinated debt securities and ACT II preferred securities are currently repayable at the option of the Company. Payments of principal, interest and premium, if any, on the ACT II preferred securities are guaranteed by the Company.

10. Loss and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances, net of related amounts recoverable from reinsurers, for 2011, 2010 and 2009:

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Reserves for loss and loss adjustment expenses ("LAE")	$532,204	$534,655	$531,293
Less amounts recoverable from reinsurers on unpaid loss and LAE	65,536	60,435	56,596
Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at beginning of year	466,668	474,220	474,697
Add:			
Provision for loss and LAE for claims occurring in the current year, net of reinsurance	196,269	179,022	185,201
Change in estimated loss and LAE for claims occurring in prior years, net of reinsurance	(6,563)	(21,634)	(21,885)
Incurred losses during the current year, net of reinsurance	189,706	157,388	163,316
Less loss and LAE payments for claims, net of reinsurance, occurring during:			
Current year	53,213	47,385	42,174
Prior years	125,884	117,555	121,619
	179,097	164,940	163,793
Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at end of year	477,277	466,668	474,220
Add amounts recoverable from reinsurers on unpaid loss and LAE	60,937	65,536	60,435
Reserves for loss and LAE	$538,214	$532,204	$534,655

The foregoing reconciliation reflects favorable development of the net reserves at December 31, 2011, 2010, and 2009. The favorable development reduced loss and loss adjustment expense incurred by $6.6 million, $21.6 million and $21.9 million in 2011, 2010 and 2009, respectively. The revisions to the Company's reserves reflect new information gained by claims adjusters in the normal course of adjusting claims and is reflected in the financial statements when the information becomes available. It is typical for more serious claims to take several years to settle and the Company continually revises estimates as more information about claimants' medical conditions and potential disability becomes known and the claims get closer to being settled.

The anticipated effect of inflation is implicitly considered when estimating liabilities for loss and loss adjustment expenses. Average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions and general economic trends. These anticipated trends are monitored based on actual development and are modified if necessary.

11. Statutory Accounting and Regulatory Requirements

The Company's insurance subsidiaries file financial statements prepared in accordance with statutory accounting principles prescribed or permitted by the insurance regulatory authorities of the states in which the subsidiaries are domiciled. Statutory-basis shareholder's capital and surplus at December 31, 2011, 2010 and 2009 of the directly owned insurance subsidiary, AIIC, and the combined statutory-basis net income and realized investment gains for all AMERISAFE's insurance subsidiaries for the three years in the period ended December 31, 2011, were as follows (in thousands):

	2011	2010	2009
	(unaudited)		
Capital and surplus	$314,397	$320,388	$323,477
Net income	26,969	30,484	55,159
Realized investment gains (losses)	2,121	3,040	2,008

Property and casualty insurance companies are subject to certain risk-based capital ("RBC") requirements specified by the National Association of Insurance Commissioners. Under these requirements, a target minimum amount of capital and surplus maintained by a property/casualty insurance company is determined based on the various risk factors related to it. At December 31, 2011, the capital and surplus of AIIC and its subsidiaries exceeded the minimum RBC requirement.

Pursuant to regulatory requirements, AIIC cannot pay dividends to the Company in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period, without the prior approval of the Louisiana Commissioner of Insurance. However, for purposes of this dividend calculation, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. AIIC paid $32.0 million in dividends to the Company in 2011, $32.3 million in 2010 and $10.0 million in 2009. Based upon the above described calculation, AIIC could pay to the Company dividends of up to $21.4 million after March of 2012 without seeking regulatory approval.

12. Capital Stock

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock, par value $0.01 per share. At December 31, 2011, there were 19,408,512 shares of common stock issued and 18,150,262 shares outstanding.

Preferred Stock

Shareholders approved an amended Certificate of Formation for the Company on June 15, 2010 under which the Company is authorized to issue 10,000,000 shares of preferred stock, par value $0.01 per share. At December 31, 2011, there were no shares of preferred stock outstanding.

Amendment to Certificate of Formation

On June 15, 2010, our shareholders approved an amendment to our Certificate of Formation. Among other things, the amendment eliminated the following classes of capital stock:

(a) Non-voting common stock (5,000,000 shares authorized),

(b) Series A preferred stock (1,500,000 shares authorized of which 862,924 shares were canceled and not eligible for reissue),

(c) Series B preferred stock (1,500,000 shares authorized),

(d) Convertible preferred stock (300,000 shares designated Series C and 200,000 shares designated as Series D),

(e) Series E preferred stock (500,000 shares authorized of which 317,744 shares were canceled and not eligible for reissue),

(f) Junior preferred stock (10,000,000 shares authorized).

No shares of these classes of capital stock were outstanding at December 31, 2011 or 2010. No shares of these classes of capital stock were issued in the three year period ended December 31, 2011. Effective December 31, 2009, all outstanding shares of Series C preferred stock and Series D preferred stock were redeemed and canceled.

13. Stock Options and Restricted Stock

2005 Incentive Plan

The AMERISAFE 2005 Equity Incentive Plan (the "2005 Incentive Plan") is administered by the Compensation Committee of the Board and is designed to provide incentive compensation to executive officers and other key management personnel. The 2005 Incentive Plan permits awards in the form of incentive stock options, as defined in Section 422(b) of the Internal Revenue Code of 1986, non-qualified stock options, restricted shares of common stock and restricted stock units. The maximum number of shares of common stock that may be issued pursuant to option grants and restricted stock and restricted stock unit awards under the 2005 Incentive Plan is 1,900,000 shares, subject to the authority of the Board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting the common stock. Officers, other key employees, consultants and other persons performing services for the Company that are equivalent to those typically provided by Company employees are eligible to participate in the 2005 Incentive Plan. However, only employees (including Company officers) can receive grants of incentive stock options.

Stock options granted under the 2005 Incentive Plan have an exercise price of not less than 100% of the fair value of the common stock on the date of grant. However, any stock options granted to holders of more than 10% of the Company's voting stock will have an exercise price of not less than 110% of the fair value of the common stock on the date of grant. Stock option grants are exercisable, subject to vesting requirements determined by the Compensation Committee, for periods of up to ten years from the date of grant, except for any grants to holders of more than 10% of the Company's voting stock, which will have exercise periods limited to a maximum of five years. Stock options generally expire 90 days after the cessation of an optionee's service as an employee. However, in the case of an optionee's death or disability, the unexercised portion of a stock option remains exercisable for up to one year after the optionee's death or disability. Stock options granted under the 2005 Incentive Plan are not transferable, except by will or the laws of descent and distribution.

The Company uses the Black-Scholes-Merton option pricing model to estimate the fair value of each option on the date of grant. The expected terms of options are developed by considering the Company's historical attrition rate for those employees at the officer level, who are eligible to receive options. Further, the Company aggregates individual awards into homogenous groups based upon grant date. Expected volatility is estimated using daily historical volatility for six companies within the property and casualty insurance sector. The Company believes that historical volatility of this peer group is currently the best estimate of expected volatility of the market price of the Company's common shares. The dividend yield is assumed to be zero as the Company has not historically paid cash dividends nor expects to pay cash dividends in the near future. The risk-free interest rate is the yield on the grant date of U.S. Treasury zero coupon securities with a maturity comparable to the expected term of the options.

At December 31, 2011, 256,009 shares of common stock were available for future awards under the 2005 Incentive Plan.

No options were granted under the 2005 Incentive Plan in 2011 or 2010. The assumptions used in the Black-Scholes-Merton pricing model for options granted under the 2005 Incentive Plan in 2009 were as follows:

	2009
Expected Volatility	35.5% – 35.6%
Weighted-Average Risk-Free Interest Rate	3.5% – 4.5%
Weighted-Average Expected Life	6.5 years
Expected Dividend Yield	0.0%

The following table summarizes information about the stock options outstanding under the 2005 Incentive Plan at December 31, 2009, 2010 and 2011:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
Outstanding at January 1, 2009	1,419,055	9.82	8.2
Granted	94,000	17.42	—
Exercised	(32,800)	9.00	—
Canceled, forfeited, or expired	(11,400)	—	—
Outstanding at December 31, 2009	1,468,855	10.34	7.4
Exercisable at December 31, 2009	974,255	9.39	7.0
Outstanding at January 1, 2010	1,468,855	10.34	7.4
Granted	—	—	—
Exercised	(153,157)	9.50	—
Canceled, forfeited, or expired	(45,000)	—	—
Outstanding at December 31, 2010	1,270,698	10.28	6.4
Exercisable at December 31, 2010	1,118,498	9.49	6.1
Outstanding at January 1, 2011	1,270,698	10.28	6.4
Granted	—	—	—
Exercised	(338,350)	9.87	—
Canceled, forfeited, or expired	(13,000)	—	—
Outstanding at December 31, 2011	919,348	10.37	5.5
Exercisable at December 31, 2011	832,948	9.70	5.2

The weighted-average grant date fair values of options granted during 2009 were $7.47. No options were granted in 2010 or 2011.

	2011	2010	2009
Cash received from option exercises	$ 3,339,000	$1,455,000	$ 295,000
Total tax benefits realized for tax deductions from options exercised	1,025,000	233,000	47,000
Total intrinsic value of options exercised	4,240,000	1,238,000	252,000
Fair value of shares vested	315,000	1,245,000	1,160,000
Aggregate intrinsic value of vested shares outstanding	11,288,000	8,961,000	8,360,000

The following table summarizes information about the restricted stock outstanding under the 2005 Incentive Plan at December 31, 2011:

	Shares	Weighted-Average Grant-Date Fair Value per Share
Nonvested balance at January 1, 2009	9,198	13.15
Granted	—	
Vested	(9,198)	13.15
Forfeited	—	
Nonvested balance at December 31, 2009	—	
Granted	—	
Vested	—	
Forfeited	—	
Nonvested balance at December 31, 2010	—	
Granted	—	
Vested	—	
Forfeited	—	
Nonvested balance at December 31, 2011	—	

The Company recognized compensation expense of $261,000, $2,162,000 and $1,233,000 in 2011, 2010 and 2009, respectively, related to awards made under the 2005 Incentive Plan.

2010 Restricted Stock Plan

In 2010, the Company's shareholders approved an amendment to the AMERISAFE 2005 Non-Employee Director Restricted Stock Plan (the "2010 Restricted Stock Plan"). The Plan is administered by the Compensation Committee of the Board and provides for the automatic grant of restricted stock awards to non-employee directors of the Company. Awards to non-employee directors are generally subject to terms including non-transferability, immediate vesting upon death or total disability of a director, forfeiture of unvested shares upon termination of service by a director and acceleration of vesting upon a change of control of the Company. The maximum number of shares of common stock that may be issued pursuant to restricted stock awards under the 2010 Restricted Stock Plan is 100,000 shares, subject to the authority of the Board to adjust this amount in the event of a merger, consolidation, reorganization, stock split, combination of shares, recapitalization or similar transaction affecting the common stock. At December 31, 2011, there were 78,657 shares of common stock available for future awards under the 2010 Restricted Stock Plan.

Under the 2010 Restricted Stock Plan, each non-employee director is automatically granted a restricted stock award for a number of shares equal to $30,000 divided by the closing price of the Company's common stock on the date of the annual meeting of shareholders at which the non-employee director is elected or is continuing as a member of the Board. Each restricted stock award vests on the date of the next annual meeting of shareholders following the date of grant, subject to the continued service of the non-employee director.

As of December 31, 2011, there were 9,513 shares of restricted stock outstanding under the 2010 Restricted Stock Plan, all of which will vest on the date of the annual meeting of shareholders in 2012.

The following table summarizes information about the restricted stock outstanding under the 2010 Restricted Stock Plan at December 31, 2011:

	Shares	Weighted-Average Grant-Date Fair Value per Share
Nonvested balance at January 1, 2009	6,468	16.22
Granted	5,844	15.39
Vested	(6,468)	16.22
Forfeited	—	—
Nonvested balance at December 31, 2009	5,844	15.39
Granted	12,246	17.76
Vested	(6,260)	15.56
Forfeited	—	—
Nonvested balance at December 31, 2010	11,830	17.75
Granted	9,513	22.06
Vested	(11,830)	17.75
Forfeited	—	—
Nonvested balance at December 31, 2011	9,513	22.06

The Company recognized compensation expense of $210,000 in 2011, $163,000 in 2010 and $131,000 in 2009 related to the 2010 Restricted Stock Plan. In 2011, total tax benefits realized for tax deductions from vesting of restricted stock was $18,000. In 2010, total tax benefits realized for tax deductions from vesting of restricted stock was $5,000. In 2009, total tax expense of $2,000 was for tax from vesting of restricted stock.

14. Earnings Per Share

Diluted earnings per share includes common shares assumed issued under the "treasury stock method," which reflects the potential dilution that would occur if any outstanding options are exercised. Diluted earnings per share also includes the "if converted" method for participating securities if the result is dilutive. The two-class method of calculating diluted earnings per share is used whether the "if converted" result is dilutive or anti-dilutive.

The calculation of basic and diluted EPS for the years ended December 31, 2011, 2010 and 2009 are presented below.

	For the Year Ended December 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
Basic EPS:			
Net income	$24,125	$34,606	$47,563
Redemption Premium	—	—	(875)
Income available to common shareholders	$24,125	$34,606	$46,688
Amount allocable to common shareholders	100.0%	100.0%	94.1%
Income allocable to common shareholders	$24,125	$34,606	$43,933
Weighted-average common shares outstanding	18,250	18,637	18,860
Basic earnings per share	$ 1.32	$ 1.86	$ 2.33
Diluted EPS:			
Income allocable to common shareholders	$24,125	$34,606	$43,933
Weighted average common shares outstanding	18,250	18,637	18,860
Diluted effect:			
Stock options	440	449	396
Restricted stock	11	9	12
Weighted average diluted shares outstanding	18,701	19,095	19,268
Diluted earnings per share	$ 1.29	$ 1.81	$ 2.28

The table below sets forth the calculation of the percentage of net income allocable to common shareholders, or the "portion allocable to common shareholders." Under the two-class method, unvested stock options, and out-of-money vested stock options are not considered to be participating securities.

	Years Ended		
	2011	2010	2009
Numerator:			
Basic weighted average common shares	18,250,173	18,637,167	18,860,197
Add: Other common shares eligible for common dividends:			
Weighted average restricted shares and stock options (including tax benefit component)	450,809	458,153	408,098
Weighted average participating common shares	18,700,982	19,095,320	19,268,295
Denominator:			
Weighted average participating common shares	18,700,982	19,095,320	19,268,295
Add: Other classes of securities, including contingently issuable common shares and convertible preferred shares:			
Weighted average common shares issuable upon conversion of Series C preferred shares	—	—	242,287
Weighted average common shares issuable upon conversion of Series D preferred shares	—	—	969,154
Weighted average participating shares	18,700,982	19,095,320	20,479,736
Portion allocable to common shareholders	100.0%	100.0%	94.1%

15. Other Comprehensive Income

	Pre-Tax Amount	Tax Expense	Net-of-Tax Amount
		(In thousands)	
December 31, 2011			
Unrealized gain on securities:			
Unrealized gain on available-for-sale securities	$ 3,127	$1,094	$ 2,033
Change in unrealized losses on fixed maturity securities with OTTI	(21)	(7)	(14)
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(159)	(56)	(103)
Less reclassification adjustment for gains realized in net income	107	37	70
Change in deferred tax valuation allowance	—	36	(36)
Net unrealized gain	3,054	1,104	1,950
Other comprehensive income	$ 3,054	$1,104	$ 1,950
December 31, 2010			
Unrealized gain on securities:			
Unrealized loss on available-for-sale securities	$ (632)	$ (221)	$ (411)
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(405)	(141)	(264)
Less reclassification adjustment for losses realized in net income	(1,651)	(578)	(1,073)
Change in deferred tax valuation allowance	—	715	(715)
Net unrealized loss	(2,688)	(225)	(2,463)
Other comprehensive income	$(2,688)	$ (225)	$(2,463)
December 31, 2009			
Unrealized gain on securities:			
Unrealized gain on available-for-sale securities	$ 2,497	$ 874	$ 1,623
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(983)	(344)	(639)
Less reclassification adjustment for gains realized in net income	226	79	147
Change in deferred tax valuation allowance	—	(752)	752
Net unrealized gain	1,740	(143)	1,883
Other comprehensive income	$ 1,740	$ (143)	$ 1,883

16. Employee Benefit Plan

The Company's 401(k) benefit plan is available to all employees. The Company matches up to 2% of employee compensation for participating employees, subject to certain limitations. Employees are fully vested in employer contributions to this plan after five years. Company contributions to this plan were $316,000 in 2011, $307,000 in 2010 and $313,000 in 2009.

17. Commitments and Contingencies

The Company is a party to various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating reserves for loss and loss adjustment expenses. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company provides workers' compensation insurance in several states that maintain second-injury funds. Incurred losses on qualifying claims that exceed certain amounts may be recovered from these state funds. There is no assurance that the applicable states will continue to provide funding under these programs.

The Company manages risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated carriers. In the event these carriers are unable to meet their obligations under these contracts, the Company could be liable to the claimants. The following table summarizes (in thousands) the fair value of the annuities at December 31, 2011, that the Company has purchased to satisfy its obligations. The A.M. Best Company rating is shown parenthetically.

Life Insurance Company	Statement Value of Annuities Exceeding 1% of Statutory Surplus
American General Life Insurance (A)	$20,172
Pacific Life and Annuity Company (A+)	13,940
New York Life Insurance Company (A++)	11,909
Metropolitan Life Insurance Company (A+)	9,486
Aviva Life Insurance Company (A)	7,252
John Hancock Life Insurance Company USA (A+)	7,030
Genworth Life Insurance Company (A)	5,358
Liberty Life Assurance Company of Boston (A)	4,794
Other	12,948
	$92,889

Substantially all of the annuities are issued or guaranteed by life insurance companies that have an A.M. Best Company rating of "A" (Excellent) or better.

The Company leases equipment and office space under noncancelable operating leases. At December 31, 2011, future minimum lease payments are as follows (in thousands):

2012	$194
2013	100
2014	36
2015	4
	$334

Rental expense was $293,000 in 2011, $475,000 in 2010 and $856,000 in 2009.

18. Concentration of Operations

The Company derives its revenues primarily from its operations in the workers' compensation insurance line of business. Total net premiums earned for the different lines of business are shown below:

	2011		2010		2009	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
			(Dollars in thousands)			
Workers' compensation	$249,966	99.6%	$217,810	99.5%	$249,758	99.5%
General liability	1,049	0.4%	1,071	0.5%	1,138	0.5%
Total net premiums earned	$251,015	100.0%	$218,881	100.0%	$250,896	100.0%

Net premiums earned during 2011, 2010 and 2009 for the top ten states in 2011 and all others are shown below:

	2011		2010		2009	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
			(Dollars in thousands)			
Louisiana	$ 28,157	11.2%	$ 23,406	10.7%	$ 25,559	10.2%
Georgia	21,496	8.6	19,308	8.8	23,358	9.3
Pennsylvania	19,265	7.7	16,784	7.7	14,731	5.9
North Carolina	17,071	6.8	17,038	7.8	19,842	7.9
Oklahoma	16,037	6.4	14,544	6.6	18,872	7.5
Virginia	15,660	6.2	13,680	6.3	14,702	5.9
Illinois	14,673	5.8	14,294	6.5	17,220	6.9
Texas	11,073	4.4	8,858	4.0	11,104	4.4
Kansas	9,486	3.8	7,126	3.3	8,096	3.2
Minnesota	9,388	3.7	7,887	3.6	9,005	3.6
All others	88,709	35.4	75,956	34.7	88,407	35.2
Total net premiums earned	$251,015	100.0%	$218,881	100.0%	$250,896	100.0%

19. Fair Values of Financial Instruments

The Company determines fair value amounts for financial instruments using available third-party market information. When such information is not available, the Company determines the fair value amounts using appropriate valuation methodologies. Nonfinancial instruments such as real estate, property and equipment, deferred policy acquisition costs, deferred income taxes and loss and loss adjustment expense reserves are excluded from the fair value disclosure.

Cash and Cash Equivalents—The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair values.

Investments—The fair values for fixed maturity and equity securities are based on quoted market prices where available. For those securities not actively traded, fair values were obtained from a third-party investment manager.

Short Term Investments—The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair value.

Subordinated Debt Securities—The carrying value of the Company's subordinated debt securities approximates the estimated fair value of the obligations as the interest rates on these securities are comparable to rates that the Company believes it presently would incur on comparable borrowings.

The following table summarizes the carrying or reported values and corresponding fair values for financial instruments:

	December 31,			
	2011		2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Assets:				
Fixed maturity securities—held to maturity	$646,048	$685,242	$663,345	$683,463
Fixed maturity securities—available for sale	100,742	100,742	21,649	21,649
Equity securities	12,240	12,240	1,773	1,773
Cash and cash equivalents	45,536	45,536	60,966	60,966
Short-term investments	46,944	46,944	78,770	78,770
Liabilities:				
Subordinated debt securities:				
ACT I	—	—	10,310	10,310
ACT II	25,780	25,780	25,780	25,780

The Company carries available-for-sale securities at fair value in our consolidated financial statements and determines fair value measurements and disclosure in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosure*

The Company determined the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard defines fair value, describes three levels of inputs that may be used to measure fair value, and expands disclosures about fair value measurements.

Fair value is defined in ASC Topic 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is the price to sell an asset or transfer a liability and, therefore, represents an exit price, not an entry price. Fair value is the exit price in the principal market (or, if lacking a principal market, the most advantageous market) in which the reporting entity would transact. Fair value is a market-based measurement, not an entity-specific measurement, and, as such, is determined based on the assumptions that market participants would use in pricing the asset or liability. The exit price objective of a fair value measurement applies regardless of the reporting entity's intent and/or ability to sell the asset or transfer the liability at the measurement date.

ASC Topic 820 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset, also known as current replacement cost. Valuation techniques used to measure fair value are to be consistently applied.

In ASC Topic 820, inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable:

- Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.
- Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Valuation techniques used to measure fair value are intended to maximize the use of observable inputs and minimize the use of unobservable inputs. ASC Topic 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are to be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters.

The fair values of the Company's investments are based upon prices provided by an independent pricing service. The Company has reviewed these prices for reasonableness and has not adjusted any prices received from the independent provider. Securities reported at fair value utilizing Level 1 inputs represent assets whose fair value is determined based upon observable unadjusted quoted market prices for identical assets in active markets. Level 2 securities represent assets whose fair value is determined using observable market information such as previous day trade prices, quotes from less active markets or quoted prices of securities with similar characteristics.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010 are as follows:

	December 31, 2011			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
		(in thousands)		
Securities available for sale—equity				
Domestic common stock	$11,460	$ —	$—	$ 11,460
Securities available for sale—fixed maturity				
States and political subdivisions	—	57,761	—	57,761
Corporate bonds	—	42,981	—	42,981
Total available for sale—fixed maturity	$ —	$100,742	$—	$100,742
Total available for sale	$11,460	$100,742	$—	$112,202

	December 31, 2010			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
		(in thousands)		
Securities available for sale—equity				
Domestic common stock	$ 683	$ —	$—	$ 683
Securities available for sale—fixed maturity				
U.S. Treasury securities and obligations of U.S. Government agencies	5,840	—	—	5,840
Corporate bonds	8,601	7,208	—	15,809
Total available for sale—fixed maturity	$14,441	$ 7,208	$—	$ 21,649
Total available for sale	$15,124	$ 7,208	$—	$ 22,332

In addition, the Company held common securities in unconsolidated variable interest entities of $780,000 at December 31, 2011 and $1,090,000 at December 31, 2010, which are carried at cost.

At December 31, 2011, the Company held one security measured at fair value on a nonrecurring basis due to a recognized impairment of $169,000. The security is valued using Level 2 inputs and had a value of $563,621 at December 31, 2011.

20. Subsequent Events

On March 1, 2012, the Company's Board of Directors authorized the redemption of $12,890,000 of the $25,780,000 aggregate principal amount of subordinated debt securities. The redemption is expected to occur in the second quarter of 2012.

21. Quarterly Financial Data (Unaudited)

The following table represents unaudited quarterly financial data for the years ended December 31, 2011 and 2010. Financial data for the three months ended September 30, 2011 and for the three months ended December 31, 2010 have been adjusted to correct the accounting of our estimate of liability for state guaranty fund assessments. See Note 1.

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)			
2011				
Premiums earned	$60,089	$60,261	$64,454	$66,211
Net investment income	6,546	6,597	6,495	6,702
Net realized gains on investments	103	145	512	1,468
Total revenues	66,959	67,051	71,743	74,910
Income before income taxes	7,486	4,793	5,498	9,494
Net income	6,627	4,569	4,871	8,058
Earnings per share:				
Basic	0.36	0.25	0.27	0.45
Diluted	0.35	0.24	0.26	0.44
Comprehensive income	6,535	5,360	6,149	8,031
2010				
Premiums earned	$55,058	$52,982	$54,412	$56,429
Net investment income	6,540	6,675	6,569	6,458
Net realized gains on investments	2,552	293	(561)	165
Total revenues	64,382	60,095	60,538	63,141
Income before income taxes	13,619	13,442	4,869	12,424
Net income	11,277	10,424	4,358	8,547
Earnings per share:				
Basic	0.60	0.56	0.24	0.46
Diluted	0.58	0.54	0.23	0.45
Comprehensive income	8,934	10,170	4,637	8,402

Previously reported amounts for the three months ended September 30, 2011 for income before income taxes, net income, basic earnings per share, diluted earnings per share and comprehensive income were $8,300, $6,692, $0.37, $0.36 and $7,970, respectively. Adjustment amounts for income before income taxes, net income, basic earnings per share, diluted earnings per share and comprehensive income were decreases of $2,802, $1,821, $0.10, $0.10 and $1,821, respectively.

Previously reported amounts for the three months ended December 31, 2010 for income before income taxes, net income, basic earnings per share, diluted earnings per share and comprehensive income were $10,497, $7,294, $0.40, $0.39 and $7,149, respectively. Adjustment amounts for income before income taxes, net income, basic earnings per share, diluted earnings per share and comprehensive income were increases of $1,927, $1,253, $0.06, $0.06 and $1,253, respectively.

Schedule II. Condensed Financial Information of Registrant

AMERISAFE, INC.
CONDENSED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In thousands)	
Assets		
Investments:		
Short-term investments	$ 25,564	$ 12,246
Fixed-maturity securities—held to maturity, at amortized cost	701	—
Fixed-maturity securities—available-for-sale, at fair value	2,933	—
Equity securities—available-for-sale, at fair value	780	1,773
Investment in subsidiaries	323,142	331,811
Total investments	353,120	345,830
Cash and cash equivalents	14,887	19,830
Deferred income taxes	1,458	1,622
Notes receivable from subsidiaries	5,501	—
Property and equipment, net	2,018	1,894
Other assets	860	642
	$377,844	$369,818
Liabilities, redeemable preferred stock and shareholders' equity		
Liabilities:		
Accounts payable and other liabilities	$ 596	$ 607
Note payable to subsidiaries	—	2,042
Payable for securities purchased	616	887
Subordinated debt securities	25,780	36,090
Total liabilities	26,992	39,626
Shareholders' equity (net of Treasury stock of $22,370 and $12,102 at December 31, 2011 and December 31, 2010, respectively)	350,852	330,192
	$377,844	$369,818

Schedule II. Condensed Financial Information of Registrant—(Continued)

AMERISAFE, INC.
CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Revenues			
Net investment income	$ 478	$ (211)	$ 553
Fee and other income	9,710	7,258	7,071
Total revenues	10,188	7,047	7,624
Expenses			
Other operating costs	4,827	6,956	6,646
Interest expense	1,311	1,548	1,810
Total expenses	6,138	8,504	8,456
Income (loss) before income taxes and equity in earnings of subsidiaries	4,050	(1,457)	(832)
Income tax expense (benefit)	1,213	(307)	(289)
Gain (loss) before equity in earnings of subsidiaries	2,837	(1,150)	(543)
Equity in net income of subsidiaries	21,288	35,756	48,106
Net income	$24,125	$34,606	$47,563

Schedule II. Condensed Financial Information of Registrant—(Continued)

AMERISAFE, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Operating activities			
Net cash (used in) provided by operating activities	$ (3,646)	$ 5,338	$ 577
Investing activities			
Purchases of investments	(57,148)	(12,491)	(10,253)
Proceeds from sales of investments	40,990	1,090	10,253
Purchases of property and equipment	(943)	(486)	(805)
Dividends from subsidiary	32,000	32,300	10,000
Net cash provided by investing activities	14,899	20,413	9,195
Financing activities			
Proceeds from stock option exercise	3,339	1,455	295
Tax benefit from share-based payments	1,043	238	45
Redemption of preferred stock	—	—	(25,875)
Redemption of Subordinated Debt Security	(10,310)	—	—
Purchase of treasury stock	(10,268)	(12,102)	—
Net cash used in financing activities	(16,196)	(10,409)	(25,535)
Change in cash and cash equivalents	(4,943)	15,342	(15,763)
Cash and cash equivalents at beginning of year	19,830	4,488	20,251
Cash and cash equivalents at end of year	$ 14,887	$ 19,830	$ 4,488

Schedule VI. Supplemental Information Concerning Property—Casualty Insurance Operations

AMERISAFE, INC. AND SUBSIDIARIES

	Deferred Policy Acquisition Cost	Reserves for Unpaid Loss and Loss Adjustment Expense	Unearned Premium	Earned Premium	Net Investment Income	Loss and LAE Related to Current Period	Loss and LAE Related to Prior Periods	Amortization of Deferred Policy Acquisition Costs	Paid Claims and Claim Adjustment Expenses	Net Premiums Written
	(In thousands)									
2011	$18,756	$538,214	$118,699	$251,015	$26,340	$196,269	$ (6,563)	$(39,446)	$179,097	$258,220
2010	17,400	532,204	111,494	218,881	26,242	179,022	(21,634)	(33,170)	164,940	207,875
2009	18,128	534,655	122,500	250,896	28,014	185,201	(21,885)	(37,128)	163,793	236,296

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that information we are required to disclose in reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms specified by the SEC. We note that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and our chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's assessment under the framework in Internal Control—Integrated Framework, our management has concluded that internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of internal controls over financial reporting, as stated in their report included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the fourth quarter of the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Because of its inherent limitations, management does not expect that our disclosure control and our internal control over financial reporting will prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate. Any control system, no matter how well designed and operated, is based upon certain assumptions and can only provide reasonable, not absolute assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to errors or fraud will not occur or that all control issues and instances of fraud, if any within the Company, have been detected.

Report of Independent Registered Public Accounting Firm

The Board of Directors
AMERISAFE, Inc. and Subsidiaries

We have audited AMERISAFE, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AMERISAFE, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on AMERISAFE, Inc. and Subsidiaries internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AMERISAFE, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of AMERISAFE, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 9, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
March 9, 2012

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 with respect to our executive officers and key employees is included in Part I of this report.

The information required by Item 10 with respect to our directors is incorporated by reference to the information included under the caption "Election of Directors" in our Proxy Statement for the 2012 Annual Meeting of Shareholders. We plan to file such Proxy Statement within 120 days after December 31, 2011, the end of our fiscal year.

The information required by Item 10 with respect to compliance with Section 16 of the Exchange Act is incorporated by reference to the information included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for the 2012 Annual Meeting of Shareholders.

The information required by Item 10 with respect to our audit committee and our audit committee financial expert is incorporated by reference to the information included under the caption "The Board, Its Committees and Its Compensation—Audit Committee" in our Proxy Statement for the 2012 Annual Meeting of Shareholders.

The information required by Item 10 with respect to our code of business conduct and ethics for executive and financial officers and directors is posted on our website at *www.amerisafe.com* in the Investor Relations section under "Governance—Code of Conduct." We will post information regarding any amendment to, or waiver from, our code of business conduct and ethics on our website in the Investor Relations section under Governance.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference to the information included under the captions "Executive Compensation," "The Board, Its Committees, and Its Compensation—Director Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis" and "Compensation Committee Report" in our Proxy Statement for the 2012 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 is incorporated by reference to the information included under the captions "Security Ownership of Management and Certain Beneficial Holders" and "Equity Compensation Plan Information" in our Proxy Statement for the 2012 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 with respect to certain relationships and related transactions is incorporated by reference to the information included under the caption "Executive Compensation—Certain Relationships and Related Transactions" in our Proxy Statement for the 2012 Annual Meeting of Shareholders.

The information required by Item 13 with respect to director independence is incorporated by reference to the information included under the caption "The Board, Its Committees and Its Compensation—Director Independence" in our Proxy Statement for the 2012 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services.

The information required by Item 14 with respect to the fees and services of Ernst & Young LLP, our independent registered public accounting firm, and the audit committee's pre-approved policies and procedures, are incorporated by reference to the information included under the caption "Independent Public Accountants" in our Proxy Statement for the 2012 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following consolidated financial statements and schedules are filed in Item 8 of Part II of this report:

	Page
Financial Statements:	
Report of Independent Registered Public Accounting Firm	63
Consolidated Balance Sheets	64
Consolidated Statements of Income	65
Consolidated Statements of Changes in Shareholders' Equity	66
Consolidated Statements of Cash Flows	67
Notes to Consolidated Financial Statements	68
Financial Statement Schedules:	
Schedule II. Condensed Financial Information of Registrant	102
Schedule VI. Supplemental Information Concerning Property-Casualty Insurance Operations	105

(Schedules I, III, IV and V are not applicable and have been omitted.)

Exhibits:

3.1	Amended and Restated Certificate of Formation of AMERISAFE, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed August 6, 2010)
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed August 6, 2010)
10.1*	Employment Agreement, dated March 1, 2008 by and between the Company and C. Allen Bradley, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K filed March 6, 2008).
10.2*	Employment Agreement, dated March 1, 2008 by and between the Company and Geoffrey R. Banta (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.3*	Employment Agreement, dated March 1, 2008 by and between the Company and Craig P. Leach (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.4*	Employment Agreement, dated November 1, 2008 by and between the Company and G. Janelle Frost (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 7, 2008)
10.5*	Employment Agreement, dated June 23, 2009 by and between the Company and Brendan Gau (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 6, 2009)
10.6*	AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.7*	Form of Incentive Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.8*	Form of Non-Qualified Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)

Exhibits:

10.9* AMERISAFE, Inc. 2010 Restated Non-Employee Director Restricted Stock Plan (incorporated by reference to Appendix B to the Company's Definitive Form 14A filed April 26, 2010)

10.10* Form of Restricted Stock Award Agreement for the AMERISAFE, Inc. 2010 Restated Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K, filed March 7, 2011)

10.11* Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 6, 2010)

10.12* Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)

10.13* AMERISAFE, Inc. Management Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 29, 2008).

10.14 First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 15, 2008)

10.15 Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed February 15, 2008)

10.16 Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed February 15, 2008)

10.17 Second Casualty Excess of Loss Reinsurance Agreement, effective as of January 1, 2009 issued to the Company by Hannover Reinsurance (Ireland), Limited (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed March 9, 2009)

10.18 Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2009 issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K, filed March 9, 2009)

10.19 Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2010 issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed March 7, 2011)

10.20 First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2011, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed March 7, 2011)

10.21 Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2011, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K, filed March 7, 2011)

10.22 Second Casualty Excess of Loss Reinsurance Agreement, effective as of January 1, 2012 issued to the Company by the reinsurers named therein

10.23 Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2012, issued to the Company by the reinsurers named therein

21.1 Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)

23.1 Consent of Ernst & Young LLP

24.1 Powers of Attorney for our directors and certain executive officers

Exhibits:

31.1	Certification of C. Allen Bradley filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of G. Janelle Frost filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of C. Allen Bradley and G. Janelle Frost filed pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Management contract, compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 9, 2012.

AMERISAFE, INC.

By: /s/ C. ALLEN BRADLEY, JR.

C. Allen Bradley, Jr.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 29, 2012.

Signature	Title
/s/ C. ALLEN BRADLEY, JR. **C. Allen Bradley, Jr.**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ G. JANELLE FROST **G. Janelle Frost**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* **Philip A. Garcia**	Director
* **Jared A. Morris**	Director
* **Millard E. Morris**	Director
* **Daniel Phillips**	Director
* **Randall Roach**	Director
Sean M. Traynor	Director
* **Austin P. Young, III**	Director

G. Janelle Frost, by signing her name hereto, does hereby sign this Annual Report on Form 10-K on behalf of the above-named directors of AMERISAFE, Inc. on this 9th day of March 2012, pursuant to powers of attorney executed on behalf of such directors and contemporaneously filed with the Securities and Exchange Commission.

*By: /s/ G. JANELLE FROST

G. Janelle Frost, Attorney-in-Fact

EXHIBIT INDEX

Exhibits:

3.1	Amended and Restated Certificate of Formation of AMERISAFE, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed August 6, 2010)
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed August 6, 2010)
10.1*	Employment Agreement, dated March 1, 2008 by and between the Company and C. Allen Bradley, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K filed March 6, 2008).
10.2*	Employment Agreement, dated March 1, 2008 by and between the Company and Geoffrey R. Banta (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.3*	Employment Agreement, dated March 1, 2008 by and between the Company and Craig P. Leach (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.4*	Employment Agreement, dated November 1, 2008 by and between the Company and G. Janelle Frost (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 7, 2008)
10.5*	Employment Agreement, dated June 23, 2009 by and between the Company and Brendan Gau (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 6, 2009)
10.6*	AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.7*	Form of Incentive Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.8*	Form of Non-Qualified Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.9*	AMERISAFE, Inc. 2010 Restated Non-Employee Director Restricted Stock Plan (incorporated by reference to Appendix B to the Company's Definitive Form 14A filed April 26, 2010)
10.10*	Form of Restricted Stock Award Agreement for the AMERISAFE, Inc. 2010 Restated Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K, filed March 7, 2011)
10.11*	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 6, 2010)
10.12*	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.13*	AMERISAFE, Inc. Management Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 29, 2008).
10.14	First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 15, 2008)

Exhibits:

10.15	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed February 15, 2008)
10.16	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed February 15, 2008)
10.17	Second Casualty Excess of Loss Reinsurance Agreement, effective as of January 1, 2009 issued to the Company by Hannover Reinsurance (Ireland), Limited (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed March 9, 2009)
10.18	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2009 issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K, filed March 9, 2009)
10.19	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2010 issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed March 7, 2011)
10.20	First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2011, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed March 7, 2011)
10.21	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2011, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K, filed March 7, 2011)
10.22	Second Casualty Excess of Loss Reinsurance Agreement, effective as of January 1, 2012 issued to the Company by the reinsurers named therein
10.23	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2012, issued to the Company by the reinsurers named therein
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
23.1	Consent of Ernst & Young LLP
24.1	Powers of Attorney for our directors and certain executive officers
31.1	Certification of C. Allen Bradley filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of G. Janelle Frost filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of C. Allen Bradley and G. Janelle Frost filed pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Management contract, compensatory plan or arrangement

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SHAREHOLDER RETURN PERFORMANCE GRAPH

The following performance graph compares the cumulative total shareholder return on AMERISAFE's common stock with the S&P Small Cap 600 Index and the S&P Property & Casualty Insurance Index, assuming an initial investment of $100 on December 31, 2006, and the reinvestment of all dividends, if any.



	Period Ending					
Company/Market/Peer Group	**12/31/2006**	**12/31/2007**	**12/31/2008**	**12/31/2009**	**12/31/2010**	**12/31/2011**
AMERISAFE, Inc.	$100.00	$100.32	$132.79	$116.25	$113.23	$150.43
S&P SmallCap 600 Index	$100.00	$ 99.70	$ 68.72	$ 86.29	$108.99	$110.09
S&P Property & Casualty Insurance	$100.00	$ 86.80	$ 61.25	$ 68.73	$ 74.87	$ 74.14

Executive Officers

C. Allen Bradley, Jr.
Chairman and
Chief Executive Officer

Geoffrey R. Banta
President and
Chief Operating Officer

G. Janelle Frost
Executive Vice President and
Chief Financial Officer

Brendan Gau
Executive Vice President and
Chief Investment Officer

Craig P. Leach
Executive Vice President,
Sales and Marketing

Directors

C. Allen Bradley, Jr. (4)

Philip A. Garcia (1)(2)(4)

Jared A. Morris (1)(3)(4)

Millard E. Morris (2)(4)

Daniel Phillips (2)(3)(4)

Randy Roach (1)(3)(4)

Sean M. Traynor (2)(4)

Austin P. Young, III (1)(3)(4)

(1) Audit Committee member
(2) Compensation Committee member
(3) Nominating and Corporate Governance Committee member
(4) Risk Committee member

Securities Traded
NASDAQ Global Select Market
Symbol: AMSF

Corporate Headquarters
2301 Highway 190 West
DeRidder, LA 70634
(337) 463-9052
www.amerisafe.com

Independent Accountants
Ernst & Young LLP



Annual Meeting
The Annual Meeting will be held on June 15, 2012 at 9:00 a.m. at AMERISAFE's corporate headquarters. A proxy statement will be sent to shareholders on or about May 3, 2012.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449



AMERISAFE, Inc.

2301 Hwy. 190 West, DeRidder, LA 70634-6006
(800) 256-9052 (337) 463-9052

SEC
Mail Processing
Section

MAY 21 2012

Washington DC
403

April 27, 2012

Dear AMERISAFE Shareholder:

You are cordially invited to attend the annual meeting of shareholders of AMERISAFE, Inc. The meeting will be held on Friday, June 15, 2012, beginning at 9:00 a.m. at our corporate headquarters, which are located at 2301 Highway 190 West in DeRidder, Louisiana 70634.

Information about the meeting, nominees for election as directors and the other proposals to be considered at the meeting is presented in the following notice of annual meeting and proxy statement. At the meeting, management will report on the Company's operations during 2011 and comment on our outlook for the remainder of 2012. The report will be followed by a question and answer period.

We hope that you will plan to attend the annual meeting. It is important that your shares be represented. Accordingly, please vote using the internet or telephone procedures described on the proxy card or sign, date and promptly mail the enclosed proxy card in the enclosed pre-addressed, postage-paid envelope.

We look forward to seeing you at the meeting on June 15th.

Sincerely,

C. Allen Bradley, Jr.
Chairman and
Chief Executive Officer



AMERISAFE, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on June 15, 2012

The 2012 annual meeting of shareholders of AMERISAFE, Inc. (the "*Company*") will be held on June 15, 2012, beginning at 9:00 a.m. at the Company's corporate headquarters, which are located at 2301 Highway 190 West in DeRidder, Louisiana 70634. The meeting will be held for the following purposes:

1. to elect three directors to serve until the 2015 annual meeting of shareholders;
2. to take action on a proposal to approve a new equity and incentive compensation plan;
3. to approve the Company's executive compensation;
4. to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2012; and
5. to transact such other business as may properly come before the meeting.

Information concerning the matters to be voted upon at the meeting is set forth in the accompanying proxy statement. Also enclosed is the Company's annual report for 2011. Holders of record of the Company's common stock as of the close of business on April 23, 2012 are entitled to notice of, and to vote at, the meeting.

If you plan to attend the meeting and will need special assistance or accommodation due to a disability, please describe your needs on the enclosed proxy card.

By Order of the Board of Directors,

C. Allen Bradley, Jr.
Chairman and
Chief Executive Officer

DeRidder, Louisiana
April 27, 2012

IMPORTANT

Whether or not you plan to attend the meeting in person, please vote using the internet or telephone procedures described on the proxy card or by signing, dating, and promptly returning the enclosed proxy card in the pre-addressed, postage-paid envelope.

AMERISAFE, Inc.
2301 Highway 190 West
DeRidder, Louisiana 70634

PROXY STATEMENT

This proxy statement provides information in connection with the solicitation of proxies by the Board of Directors (the "*Board*") of AMERISAFE, Inc. (the "*Company*") for use at the Company's 2012 annual meeting of shareholders or any postponement or adjournment thereof (the "*Annual Meeting*"). This proxy statement also provides information you will need in order to consider and act upon the matters specified in the accompanying notice of annual meeting. This proxy statement and the enclosed proxy card are being mailed to shareholders on or about May 3, 2012.

Record holders of the Company's common stock as of the close of business on April 23, 2012 are entitled to vote at the Annual Meeting. Each record holder of common stock on that date is entitled to one vote at the Annual Meeting for each share of common stock held. As of April 23, 2012, there were 18,150,262 shares of common stock outstanding.

You cannot vote your shares unless you are present at the Annual Meeting or you have previously given your proxy. You can vote by proxy in one of three convenient ways:

- by internet: visit the website shown on your proxy card and follow the instructions; or
- by telephone: dial the toll-free number shown on your proxy card and follow the instructions; or
- in writing: sign, date, and return the enclosed proxy card in the enclosed pre-addressed, postage paid envelope.

You may revoke your proxy at any time prior to the vote at the Annual Meeting by:

- delivering a written notice revoking your proxy to the Company's Secretary at the address above;
- delivering a new proxy bearing a date after the date of the proxy being revoked; or
- voting in person at the Annual Meeting.

Unless revoked as described above, all properly executed proxies, will be voted at the Annual Meeting in accordance with your directions on the proxy. If a properly executed proxy gives no specific instructions, the shares of common stock represented by your proxy will be voted:

- FOR the election of three directors to serve until the 2015 annual meeting of shareholders;
- FOR the adoption of a new equity and incentive compensation plan;
- FOR the approval of the compensation of our named executive officers, as disclosed in this proxy statement;
- FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2012; and
- at the discretion of the proxy holders with regard to any other matter that is properly presented at the Annual Meeting. If you own shares of common stock held in "street name" and you do not instruct your broker how to vote your shares using the instructions your broker provides you, your shares will be voted in the ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for 2012, but not for any other proposal. To be sure your shares are voted in the manner you desire, you should instruct your broker how to vote your shares.

Holders of a majority of the outstanding shares of the Company's common stock must be present, either in person or by proxy, to constitute a quorum necessary to conduct the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining a quorum and are considered present and entitled to vote.

The following table sets forth the voting requirements, whether broker discretionary voting is allowed and the treatment of abstentions and broker non-votes for each of the matters to be voted on at the Annual Meeting.

Proposal	Vote Necessary to Approve Proposal	Broker Discretionary Voting Allowed?	Treatment of Abstentions and Broker Non-Votes
No. 1 – Election of directors	Plurality (that is, the largest number) of the votes cast	No	Abstentions and broker non-votes are not considered votes cast and will have no effect
No. 2 – Approval of new equity and incentive compensation plan	Affirmative vote of a majority of the shares present, in person or by proxy, at the Annual Meeting and entitled to vote on the matter	No	Abstentions will have the effect of a vote cast against the matter and broker non-votes are not considered votes cast
No. 4 – Advisory vote on executive compensation	Affirmative vote of a majority of the shares present, in person or by proxy, at the Annual Meeting and entitled to vote on the matter	No	Abstentions will have the effect of a vote cast against the matter and broker non-votes are not considered votes cast
No. 4 – Ratification of the appointment of Ernst & Young LLP	Affirmative vote of a majority of the shares present, in person or by proxy, at the Annual Meeting and entitled to vote on the matter	Yes	Abstentions will have the effect of a vote cast against the matter

The Company pays the costs of soliciting proxies. We have engaged Georgeson, Inc. to serve as our proxy solicitor for the Annual Meeting at a base fee of $8,500 plus reimbursement of reasonable expenses. Georgeson will provide advice relating to the content of solicitation materials, conduct our broker search, solicit banks, brokers, institutional investors, and hedge funds to determine voting instructions, monitor voting, and deliver executed proxies to our voting tabulator. Our employees also may solicit proxies by telephone or in person. However, they will not receive additional compensation for soliciting proxies. The Company may request banks, brokers, and other custodians, nominees, and fiduciaries to forward copies of these proxy materials to the beneficial holders and to request instructions for the execution of proxies. The Company may reimburse these persons for their related expenses. Proxies are solicited to provide all record holders of the Company's common stock an opportunity to vote on the matters to be presented at the Annual Meeting, even if they cannot attend the meeting in person.

PROPOSAL 1
ELECTION OF DIRECTORS

At the Annual Meeting, three directors will be elected to serve three-year terms expiring at our annual shareholder meeting in 2015. This section contains information relating to the three director nominees and the directors whose terms of office continue after the Annual Meeting. The director nominees were selected by the Nominating and Corporate Governance Committee and approved by the Board for submission to the shareholders. The nominees for election are Philip A. Garcia, Randy Roach and Millard E. Morris. All currently serve as directors.

The Board recommends a vote "FOR" the election of each of the nominees.

Nominees to be elected for terms expiring at the Annual Meeting in 2015

Philip A. Garcia, C.P.A., age 55, was appointed as a director of the Company in January 2010. He retired from the Erie Insurance Group in April 2009, where he served as Executive Vice President and Chief Financial Officer for the final 12 years of his 28-year career with that company. In 2011, Erie Insurance Group was the 20th largest property and casualty insurer in the United States based on premiums written. He is licensed as a Certified Public Accountant in Pennsylvania.

Mr. Garcia possesses a strong background in financial, accounting and investment management with a public property and casualty insurance company, as evidenced by his prior service as chief financial officer of Erie Insurance Group. He brings substantial experience in the insurance industry to the Board, including a strategic understanding of property and casualty company operations, as well as an understanding of the current economic and other challenges facing our industry. He, together with Mr. Young, serves as our designated "audit committee financial expert."

Randy Roach, age 61, has served as a director of the Company since March 2007. Mr. Roach has served as the Mayor of Lake Charles, Louisiana since 2000. He is a former member of the House of Representatives of the Louisiana Legislature. Mr. Roach is Vice Chairman of the Louisiana Funding Review Panel, a body created by the Louisiana Legislature to study and make recommendations relating to statewide retirement systems for local employees. Mr. Roach is a member of the United States Environmental Protection Agency's Local Government Advisory Committee. He is a director of The First National Bank of Louisiana and has been a member of the Louisiana State Bar Association since 1976.

Mr. Roach's experience as a government official brings valuable insight to the Board given that the Company operates in a highly regulated industry. Mr. Roach's background as an attorney, legislator and government official is particularly helpful to the Nominating and Corporate Governance Committee.

Millard E. Morris, age 67, founded the Company in 1985. He was our Chairman, Chief Executive Officer and principal shareholder until the Company was sold to a private investment group in 1997. He served on the Company's Board from 1985 until 2005, when he voluntarily retired from our Board prior to the Company's initial public offering. Mr. Morris was re-elected to the Board in June 2007. Since 1996, he has been the managing member of Dumont Management Group, LLC, a privately held company that provides management services to various affiliated finance and investment companies. Millard E. Morris is the father of Jared A. Morris.

In connection with our annual meeting of shareholders in 2009, Institutional Shareholder Services, or ISS, recommended that our shareholders "withhold" authority with respect to the election of Millard Morris to our Board. The proxy voting guidelines published by ISS provide that any person that is a former chief executive officer or company founder is an "affiliated outsider," and as such is not an independent director. The ISS guidelines provide that ISS will recommend a "withhold" vote for any "affiliated outsider" that also serves on an

audit committee, compensation committee or a nominating/governance committee. This ISS guideline is permanent - meaning that ISS policy would never permit Mr. Morris to serve on any Amerisafe's three principal committees.

Under the NASDAQ Corporate Governance Standards, a former CEO is independent three years after he is no longer an officer (absent any other factor that may affect independence). The NASDAQ standards do not address company founders in the context of determining independence. Moreover, the ISS guidelines applicable to former officers, other than the CEO, permit an individual to be considered independent five years after that individual is no longer an officer.

The Amerisafe Board has determined that Mr. Morris is independent under the NASDAQ Corporate Governance Standards. In determining that Mr. Morris was independent, the Board considered, among other things, that:

- Mr. Morris has not been an officer of the Company since 1997, or almost 15 years.
- Mr. Morris receives no pension benefits or other compensation as a result of his former service as an officer of Amerisafe.
- Mr. Morris beneficially owns 100,016 shares of our common stock, representing less than one percent of the outstanding shares. Mr. Morris purchased substantially all of these shares in the market since becoming a director.
- Mr. Morris was not a director of Amerisafe from August 2005 until June 2007, a period of almost two years.

Millard E. Morris's experience as founder of the Company and his long-term service as a director give him unique knowledge of the opportunities and challenges associated with the Company's business. His familiarity with the Company and the insurance industry make him uniquely qualified to serve as a director of the Company.

Current Directors whose terms expire at the Annual Meeting in 2014

C. Allen Bradley, Jr., age 60, has served as Chairman of the Board since 2005 and Chief Executive Officer since 2003. He served as President from 2002 until August 2010. Mr. Bradley has served as a director since 2003. He joined the Company in 1994, and in addition to the positions described above, Mr. Bradley has served in various other executive capacities, including Chief Operating Officer, General Counsel and Secretary. He has also managed various departments of the Company, including underwriting operations and safety services. Prior to joining the Company, he was engaged in the private practice of law.

Mr. Bradley's over 17 years of experience with the Company, culminating in his service as the Company's Chief Executive Officer, gives him unique knowledge of the Company's business and the insurance industry. His long-term experience with the Company in various roles provides valuable insight about operational and strategic matters impacting the Company.

Austin P. Young III, C.P.A., age 71, has served as a director of the Company since 2005. Mr. Young served as Senior Vice President, Chief Financial Officer and Treasurer of CellStar Corporation, a logistics service provider to the wireless communications industry, from 1999 until his retirement in December 2001. From 1996 to 1999, he served as Executive Vice President-Finance and Administration of Metamor Worldwide, Inc. Mr. Young was also Senior Vice President and Chief Financial Officer of American General Corporation for more than eight years, and was a partner in the Houston and New York offices of KPMG LLP for 12 years before joining American General Corporation, an insurance and financial services holding company. Mr. Young currently serves as a Director and Chairman of the Audit Committees of Insperity, Inc., a human resources outsourcing company, and Tower Group, Inc., a property and casualty insurance holding company. He holds an accounting degree from the University of Texas and is a licensed Certified Public Accountant in Texas and New York. He is a member of the Houston and State Chapters of the Texas Society of Certified Public Accountants, the American Institute of Certified Public Accountants, and Financial Executives International.

Mr. Young's significant experience as a partner at an international accounting firm and in senior financial positions at various companies provides a solid background that enables him to advise the Board on financial and audit-related matters. This experience also enables him to serve as chair of the Audit Committee and as an "audit committee financial expert." Additionally, his service on the boards of two other public companies, including one in the insurance industry, provides valuable insight as to current trends in the insurance industry and in public company governance.

Current Directors whose terms expire at the Annual Meeting in 2013

Jared A. Morris, age 37, has served as director of the Company since 2005. Since 2002, he has been an officer and a principal owner of Marine One Acceptance Corp. and Dumont Land, LLC, both of which are specialty finance companies. Since 2002, he has also served as an officer of Dumont Management Group, LLC, a privately held company that provides management services to various affiliated finance and investment companies. He serves on the boards of directors of First National Bank of DeRidder and Beauregard Memorial Hospital. Jared A. Morris is the son of Millard E. Morris.

Jared A. Morris has been the chair of the Nominating and Corporate Governance Committee for six years and has taken a leading role in developing and maintaining the Company's corporate governance policies and practices. His experience and training in financial and credit management, as well as business investment, also enhance the Board's business sophistication.

Daniel Phillips, age 65, has served as a director of the Company since 2007. Mr. Phillips is President and Chief Executive Officer of PAX, Inc., a supplier of fabricated heavy industrial steel to the petrochemical, petroleum refining, and power industries headquartered in Baton Rouge, Louisiana. He founded PAX, Inc. in 1979, and has been an owner and officer of that company since that time.

Mr. Phillips brings to the Board substantial experience as the founder and chief executive officer of an industrial company that typifies many of the Company's insurance clients. His experience as a CEO provides him with a unique perspective on leadership and issues affecting the Company and its clients.

Sean M. Traynor, age 43, has served as a director of the Company since 2001. He is currently a general partner of Welsh, Carson, Anderson & Stowe, a private equity investment firm that he joined in 1999. Mr. Traynor also serves as a director for Universal American, a health insurer, and U.S. Oncology, a provider of care and diagnostic services to cancer patients, and several private companies. He previously served as a director of Select Medical Holdings Corporation, an owner of hospitals and clinics, from 2005 to 2010.

Mr. Traynor has more than ten years of experience as a director of the Company and as a partner in a firm that acquires and manages insurers and healthcare companies. Mr. Traynor's experience with companies in these industries provides valuable insight to the Board regarding industry trends that affect the Company.

PROPOSAL 2
APPROVAL OF THE
AMERISAFE, INC. 2012 EQUITY AND INCENTIVE COMPENSATION PLAN

The Board approved the AMERISAFE, Inc. 2012 Equity and Incentive Compensation Plan (the "*Incentive Plan*") on February 29, 2012, subject to shareholder approval at the Annual Meeting. If approved by our shareholders, the Incentive Plan will expire in 2022.

The purpose of the Incentive Plan is to attract, retain and motivate non-employee directors, officers, key employees and consultants by providing incentives for superior performance. The Board believes that equity-based incentive compensation programs are an important element of our continued financial and operational success, and that the Incentive Plan will serve the dual purpose of motivating key individuals to achieve performance objectives related to our overall goal of increasing shareholder value and further aligning the interests of these key individuals with those of our shareholders.

We are required to obtain shareholder approval of the Incentive Plan under the NASDAQ Stock Market rules. In addition, shareholder approval is necessary to ensure that certain awards made to our executive officers satisfy the requirements for the income tax deduction under Section 162(m) of the Internal Revenue Code of 1986, or the Code. Also, although we do not expect to grant option rights under the Incentive Plan at this time, shareholder approval of the Incentive Plan is required if we wish to grant "incentive stock options" to employees under Section 422 of the Code.

The affirmative vote of a majority of the holders of our common stock entitled to vote and present at the Annual Meeting is required to approve the Incentive Plan. Accordingly, abstentions will have the effect of a vote against this proposal. Broker non-votes will not have any effect on the adoption of this proposal.

You are being asked to approve the Incentive Plan. You should read and understand the terms of the Incentive Plan before you vote. The highlights of the Incentive Plan are set forth below, followed by a summary description of the Incentive Plan. A copy of the Incentive Plan is attached to this proxy statement as Appendix A, and the following summaries are qualified in their entirety by reference to Appendix A.

The Board recommends a vote "FOR" approval of the Incentive Plan.

Highlights of the Incentive Plan

The Incentive Plan authorizes the grant of equity-based compensation in the form of option rights, appreciation rights, restricted shares, restricted stock units, cash incentive awards, performance shares and units, and other types of awards for the purpose of providing our non-employee directors, officers and key employees with incentives and rewards for superior performance. Some of the key features of the Incentive Plan that reflect our commitment to effective management of incentive compensation are set forth below and are described more fully under the heading "Summary of the Incentive Plan."

Administration. The Incentive Plan will be administered by our Compensation Committee. The Compensation Committee may delegate its authority under the Incentive Plan to a subcommittee. The Compensation Committee may also delegate to one or more of its members or to one or more officers, or to one or more agents or advisors, administrative duties or powers to do one or both of the following (subject to certain limitations described in the Incentive Plan):

- designate employees to receive awards under the Incentive Plan; and
- determine the size of any such awards.

Incentive Plan Limits. Total awards under the Incentive Plan are limited to 500,000 shares. The Incentive Plan also contains individual award and aggregate award limitations, as described below.

No Liberal Recycling Provisions. Only shares with respect to awards granted that expire or are forfeited or cancelled, or shares that were covered by an award the benefit of which is paid in cash instead of shares, will again be available for issuance under the Incentive Plan. The following shares will not be added back to the aggregate plan limit:

- shares tendered or used in payment of the option price;
- shares withheld by us to satisfy any tax withholding obligation; and
- shares that are repurchased by us with option right proceeds. Further, all shares covered by appreciation rights that are exercised and settled in shares, whether or not all shares are actually issued to the participant upon exercise of the rights, will be considered issued or transferred pursuant to the Incentive Plan.

No Repricing. The repricing of underwater grant options and appreciation rights is prohibited under the Incentive Plan without shareholder approval.

Early Vesting or Termination of Restrictions. The Incentive Plan provides that an award may provide for the earning or vesting of, or earlier elimination of restrictions applicable to, that award by virtue of the retirement, death or disability of a participant or upon a "change in control" where either (a) the participant is involuntarily terminated other than for "cause" or terminates his or her employment for "good reason" within a specified period or (b) the award is not assumed or converted into a replacement award as required under the Incentive Plan or the award grant. The definitions of "change in control", "cause" and "good reason" are summarized below.

Dividends and Dividend Equivalents. The Incentive Plan provides that dividends or other distributions on awards (other than option rights or appreciation rights) that are earned or that have restrictions that lapse as a result of the achievement of "management objectives" will be deferred until and paid contingent upon the achievement of those management objectives.

Other Features.

- The Incentive Plan provides that no option rights or appreciation rights may be granted with an exercise or base price less than the fair market value of our common stock on the date of grant.
- The Incentive Plan is designed to allow awards made under the Incentive Plan to qualify as performance-based compensation under Section 162(m) of the Code.
- If the Incentive Plan is approved by shareholders, then no new award grants under the AMERISAFE, Inc. 2005 Equity Incentive Plan will be made from and after the date the Incentive Plan is approved by shareholders.

Summary of the Incentive Plan

Term. If approved by our shareholders, the Incentive Plan will become effective on the date of the approval and will terminate ten years from the effective date, although the Board may, in its discretion, terminate the Incentive Plan at any time. In either event, termination will not affect the rights of participants under any awards then outstanding under the Incentive Plan.

Eligibility. Current employees and consultants of the Company and its subsidiaries, non-employee directors of the Company, and prospective officers and employees of the Company and its subsidiaries who have agreed to commence serving within 90 days of the date of grant of an award are eligible to participate in the Incentive Plan, provided that those persons are selected by the Compensation Committee to receive awards under the Incentive Plan. Approximately 417 employees (not including officers), 25 officers, including five executive officers, seven non-employee directors and one consultant currently qualify to participate in the Incentive Plan. The

Compensation Committee will determine which persons will receive awards and the number of shares subject to such awards. Although all employees were eligible to receive awards under the 2005 Equity Plan, the Compensation Committee made awards under that plan only to senior management.

Incentive Plan Limits. The maximum number of shares of common stock that may be issued or transferred:

- upon the exercise of option rights or appreciation rights,
- as restricted shares and released from substantial risk of forfeiture,
- in payment of restricted stock units,
- in payment of performance shares or performance units that have been earned,
- as awards of shares of common stock to non-employee directors,
- as other awards granted under the Incentive Plan, or
- in payment of dividend equivalents paid with respect to awards made under the Incentive Plan,

will not in the aggregate exceed 500,000 shares of common stock (subject to adjustment as described in the Incentive Plan), which may be original issue shares or treasury shares or a combination of the two.

The Incentive Plan provides that shares of common stock covered by an award will not be counted as used unless and until the shares are actually issued and delivered to a recipient. Therefore, the total number of shares of common stock available under the Incentive Plan as of a given date will not be reduced by any shares relating to prior awards that have expired or have been forfeited and cancelled. Upon payment in cash of the benefit provided by any award granted under the Incentive Plan, any shares of common stock that were covered by that award will again be available for issue or transfer. The Incentive Plan also provides that:

- if shares of common stock are tendered or otherwise used in payment of the option price of an option right, the total number of shares covered by the option right being exercised will count against the aggregate plan limit;
- shares of common stock withheld by the Company to satisfy tax withholding obligations will count against the aggregate plan limit;
- shares of common stock that are repurchased by the Company with option right proceeds will not be added to the aggregate plan limit; and
- the number of shares of common stock covered by an appreciation right, to the extent that it is exercised and settled in shares of common stock, and whether or not shares are actually issued to the recipient upon exercise of the appreciation right, will be considered issued or transferred pursuant to the Incentive Plan.

The number of shares of common stock actually issued or transferred by the Company upon the exercise of incentive stock options will not in the aggregate exceed 500,000 shares, subject to adjustment as provided for in the Incentive Plan. Upon the payment in cash of a benefit provided by any award under the Incentive Plan, any shares that were covered by the award will again be available for issuance or transfer under the Incentive Plan.

The Incentive Plan also provides the following additional limits, subject to adjustment as provided in the Incentive Plan:

- no participant will be granted option rights or appreciation rights, in the aggregate, for more than 50,000 shares of common stock during any calendar year;
- no participant will be granted awards of restricted shares, restricted stock units, performance shares or performance units that are intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, in the aggregate, for more than 50,000 shares of common stock during any calendar year;

- no participant in any calendar year will receive an award of performance units that is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code or other award payable in cash having an aggregate maximum value as of the date of grant in excess of $1,500,000; and
- no participant in any calendar year will receive a cash incentive award that is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code that has an aggregate maximum value in excess of $1,500,000.

Description of Awards.

The Incentive Plan is an "omnibus" plan under which the Compensation Committee can make equity-based awards in the form of restricted shares, restricted stock units, option rights, appreciation rights, cash incentive awards, performance shares and units, and other types of awards. Each award under the Incentive Plan will be made pursuant to an agreement containing such terms and provisions, consistent with the Incentive Plan, as our Compensation Committee may approve.

Restricted Shares. A grant of restricted shares constitutes an immediate transfer of ownership of the shares of common stock to the recipient in consideration of the recipient's performance of services. Generally, restricted shares must be subject to a "substantial risk of forfeiture," within the meaning of Section 83 of the Code, for a period to be determined by our Compensation Committee on the date of grant or until specified management objectives are achieved. Subject to the substantial risk of forfeiture, restricted shares entitle the recipient to dividend, voting and other ownership rights.

If the elimination of restrictions is based only on the passage of time, the period of time will be no shorter than three years, except that restrictions may be removed ratably during the three-year period, on an annual basis, as determined by our Compensation Committee on the grant date.

Any grant of restricted shares may specify management objectives which, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Any restricted shares that vest upon the achievement of management objectives may not vest sooner than one year from the grant date. The transferability of restricted shares is prohibited or restricted in a manner prescribed by our Compensation Committee on the date of grant for the period during which such forfeiture provisions are to continue.

Any grant or sale may require that any or all dividends or other distributions paid on the restricted shares during the period of such restrictions be automatically deferred and reinvested in additional restricted shares, in which case these additional restricted shares would be subject to the same restrictions as the underlying award. Dividends or other distributions on restricted shares with restrictions that lapse as a result of the achievement of management objectives will be deferred until and paid contingent upon the achievement of the applicable management objectives.

Restricted Stock Units. A grant of restricted stock units constitutes an agreement by the Company to deliver shares of common stock or cash to the recipient in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the restriction period as our Compensation Committee may specify. During the applicable restriction period, the recipient may not transfer any rights under the award, will have no rights of ownership in any shares of common stock deliverable upon payment of the restricted stock units, and will have no right to vote those shares. Our Compensation Committee may, at the grant date, authorize the payment of dividend equivalents on restricted stock units on either a current, deferred or contingent basis, either in cash or in additional shares of common stock. However, dividends or other distributions on shares underlying restricted stock units with restrictions that lapse as a result of the achievement of specified management objectives will be deferred until and paid contingently upon the achievement of the applicable management objectives.

Restricted stock units with a restriction period that lapses only by the passage of time will have a restriction period of at least three years, except that the restriction period may expire ratably during the three-year period, on an annual basis, as determined by our Compensation Committee at the grant date. If the restricted stock units have a restriction period that lapses only upon the achievement of management objectives, the restriction period cannot lapse sooner than one year from the date of grant.

Each grant or sale of restricted stock units will also specify the time and manner of payment of the restricted stock units that have been earned.

Option Rights. Option rights provide the recipient with the right to purchase shares of common stock at a price not less than their fair market value on the date of the grant. As of April 23, 2012, the fair market value of our common stock was $26.42 per share. The option price is payable in cash, check or wire transfer, in nonforfeitable and unrestricted shares of common stock already owned by the optionee, through any net exercise arrangement established by our Compensation Committee, by any combination of these methods, or by any other method approved by the Compensation Committee. To the extent permitted by law, a grant of option rights may provide for the deferred payment of the option price on the sale of some or all of the shares obtained from the exercise.

Option rights granted under the Incentive Plan may be option rights that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the Code. ISOs may be granted only to participants who meet the definition of "employees" under Section 3401(c) of the Code.

No option rights may be exercised more than 10 years from the date of grant. Each grant of an option right will specify the period of continuous service that is necessary before the option right becomes exercisable. Any grant of option rights may specify management objectives that must be achieved as a condition to exercise the option rights. Option rights will not provide for any dividends or dividend equivalents.

Appreciation Rights. Appreciation rights provide the recipient with the right to receive from the Company an amount, determined by our Compensation Committee and expressed as a percentage (not exceeding 100%) of the difference between the base price established for the appreciation rights and the market value of the common stock on the date the rights are exercised. Appreciation rights can be tandem (i.e., granted with option rights to provide an alternative to the exercise of the option rights) or free-standing.

Tandem appreciation rights may only be exercised at a time when the related option right is exercisable and the spread is positive, and requires that the related option right be surrendered for cancellation. Free-standing appreciation rights must have a base price per right that is not less than the fair market value of the common stock on the grant date, must specify the period of continuous employment that is necessary before such appreciation rights become exercisable and may not be exercisable more than 10 years from the grant date.

When exercised, appreciation rights may be paid by the Company in cash, common stock or a combination of the two. Any grant of appreciation rights may specify (a) management objectives that must be achieved as a condition to exercising such rights, (b) waiting periods before appreciation rights become exercisable and (c) permissible dates or periods on or during which appreciation rights are exercisable. Appreciation rights will not provide for any dividends or dividend equivalents.

Cash Incentive Awards, Performance Shares and Performance Units. A cash incentive award is a cash award. A performance share is a bookkeeping equivalent to one share of common stock and a performance unit is a bookkeeping entry equivalent to $1.00 or such other value as determined by our Compensation Committee. Under a grant of a cash incentive award, performance shares or performance units, the Company identifies one or more management objectives that must be met within a specified period (not less than one year). Our Compensation Committee also establishes a minimum level of acceptable achievement for the recipient. If, by the end of the performance period, the recipient has achieved the specified management objectives, the recipient

will be deemed to have fully earned the cash incentive award, performance shares or performance units, as the case may be. If the recipient has not achieved the management objectives, but has attained or exceeded the predetermined minimum level of acceptable achievement, the recipient may earn a portion of the cash incentive award, performance shares or performance units, as the case may be.

To the extent earned, the cash incentive award, performance shares or performance units will be paid to the recipient at the time and in the manner determined by our Compensation Committee in cash, shares of common stock or a combination of the two. The grant of performance shares may provide for the payment of dividend equivalents in cash or in shares, subject in all cases to deferral and payment on a contingent basis based on the recipient's earning of the performance shares or performance units with respect to which such dividend equivalents are paid.

Awards to Non-employee Directors. The Compensation Committee may make grants to non-employee directors of option rights, appreciation rights or other awards, and may grant or sell to non-employee directors shares of common stock, restricted shares or restricted share units. Awards granted to non-employee directors will not be subject to any minimum vesting period. Any option rights or free-standing appreciation rights granted to a non-employee director will not be granted at a price less than the fair market value per share on the date of grant and will expire not more than ten years from the date of grant.

In addition, non-employee directors may be awarded, or may be permitted to elect to receive, pursuant to procedures established by the Board, all or any portion of their annual retainer, meeting fees or other fees in shares of common stock, restricted shares, restricted share units or other awards under the Incentive Plan in lieu of cash.

At the present time, the Compensation Committee does not expect to make awards under the Incentive Plan to non-employee directors. Currently, all non-employee directors receive a portion of their compensation in the form of restricted stock under a separate plan. See "The Board, Its Committees and Its Compensation—Director Compensation."

Other Awards. Our Compensation Committee may grant to participants cash awards or other awards (which may include rights to dividends and dividend equivalents) that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to our common stock or factors that may influence the value of our shares.

Our Compensation Committee will determine the terms and conditions of any of these other awards at the time of grant, and may specify management objectives, or a minimum level of acceptable achievement, that must be met within a specified period prior to any payment, in whole or in part, being made on such awards. Any shares or restricted common stock that vest upon the achievement of management objectives may not vest earlier than one year from the grant date.

Our Compensation Committee may also require that an award only vest on the passage of time rather than the achievement of management objectives. If the elimination of restrictions is based only on the passage of time, the period of time will be no shorter than three years, except that restrictions may be removed ratably during the three-year period, on an annual basis, as determined by our Compensation Committee on the grant date.

Management Objectives. The Incentive Plan requires that our Compensation Committee establish "management objectives" for purposes of cash incentive awards, performance shares and performance units. When determined by our Compensation Committee, option rights, appreciation rights, restricted shares, restricted stock units, dividend equivalents or other awards may also specify management objectives. Management objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual recipient or the recipient's division, department, region or function within the Company or subsidiary of the Company. Management objectives may be made relative to the performance of other companies or subsidiaries, divisions, departments, regions or functions within such other companies, and may be made relative to an index or one or more of the performance objectives.

Our Compensation Committee may grant awards subject to management objectives that are either intended or not intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code. Management objectives applicable to any award intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code must be based on one or more, or a combination, of the following criteria:

- cash flow/net assets ratio;
- return on assets, capital or investment;
- return on equity;
- earnings per share growth;
- revenue growth;
- total shareholder return;
- loss ratio;
- expense ratio;
- combined ratio;
- direct premiums written or premium volume;
- net income (before or after taxes);
- earnings before all or any interest, taxes, depreciation and/or amortization;
- market share;
- cost reduction goals;
- earnings from continuing operations;
- levels of expense, costs or liabilities;
- operating profit;
- sales or revenues;
- stock price appreciation; or
- implementation or completion of critical projects or processes.

Except in the case of such award intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code (other than in connection with a change in control of the Company) where such action would result in the Company's loss of the exemption of the award under Section 162(m), if our Compensation Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the management objectives unsuitable, our Compensation Committee may, in its discretion, modify such management objectives or the related minimum acceptable level of achievement, in whole or in part, as our Compensation Committee deems appropriate and equitable.

Administration. Our Compensation Committee, as constituted from time to time, will administer and interpret the Incentive Plan. The Compensation Committee will be composed of not less than two directors, each of whom must (a) be a "non-employee director" within the meaning of Rule 16b-3 and (b) be an "outside director" within the meaning of Section 162(m) of the Code. The Compensation Committee may from time to time delegate all or any part of its authority under the Incentive Plan to a subcommittee.

The Compensation Committee may delegate certain administrative powers to officers of the Company, including the powers to designate employees to be recipients of the awards granted under the Incentive Plan and to determine the size and type of the awards granted. Officers may not, however, grant awards to the Company's directors, officers or beneficial owners of more than 10% of any class of the Company's equity securities. Any resolution authorizing administrative powers to an officer must set forth the total number of shares related to the awards the officer may grant and the terms of the awards, and the officer must report periodically to our Compensation Committee regarding awards granted pursuant to the delegated authority.

Except in connection with certain corporate transactions described in the Incentive Plan, the terms of outstanding awards may not be amended to reduce the option price of outstanding option rights or the base price of outstanding appreciation rights, or cancel outstanding option rights or appreciation rights in exchange for cash, other awards, or option rights or appreciation rights with an option price or base price, as applicable, that is less than the option price of the original option rights or base price of the original appreciation rights, as applicable, without shareholder approval. This restriction is intended to prohibit the repricing of "underwater" option rights and appreciation rights and will not be construed to prohibit the adjustments in connection with certain corporate transactions provided for in the Incentive Plan.

In addition, notwithstanding anything in the Incentive Plan to the contrary, up to 10% of the maximum number of shares of common stock that may be issued or transferred under the Incentive Plan, as may be adjusted

as described in the Incentive Plan, may be used for (a) restricted shares, restricted stock units, performance shares and units, and other awards that do not comply with the three-year or one-year vesting requirements set forth in the Incentive Plan or (b) common stock awards granted to non-employee directors.

Transferability. The Compensation Committee may provide for transferability of particular awards under the Incentive Plan, so long as the awards are not transferred in exchange for value or consideration. Otherwise, awards granted under the Incentive Plan will not be transferable by a recipient other than pursuant to a qualified domestic relations order or by will or the laws of descent and distribution. Any award made under the Incentive Plan may provide that any shares of common stock issued or transferred as a result of the award will be subject to further restrictions upon transfer.

Adjustments. The number and kind of shares covered by outstanding option rights, appreciation rights, restricted shares, restricted stock units, deferred shares and performance shares and performance units, and the prices per share applicable thereto, are subject to adjustment in certain situations as provided in the Incentive Plan. In addition, for each option right or appreciation right with an option price or base price greater than the consideration offered in connection with any transaction or event described in the adjustment section of the Incentive Plan or any change in control of the Company, our Compensation Committee may in its sole discretion elect to cancel such option right or appreciation right without any payment to the person holding such option right or appreciation right.

Certain Terminations of Employment and Other Events. If permitted by Section 409A and Section 162(m) of the Code, but subject to the following paragraph, in the event of a termination of employment by reason of death, disability or retirement, or in the event of a change in control of the Company, our Compensation Committee may accelerate the date when an award becomes exercisable or the time at which any substantial risk of forfeiture or prohibition on restriction on transfer or any other restriction period will lapse, or waive or modify any other limitation or requirement with respect to any award under the Incentive Plan. Accordingly, notwithstanding any minimum holding or measurement period specified in the Incentive Plan, awards granted under the Incentive Plan may provide for the earning or vesting of, or earlier elimination of restrictions applicable to, that award by virtue of retirement, death or disability of a grantee or upon a change in control where either (a) the grantee is involuntarily terminated other than for "cause" or terminates his or her employment for "good reason" within a specified period or (b) the award is not assumed or converted into a replacement award as required under the Incentive Plan or the applicable award agreement or other evidence of award.

Subject to the anti-repricing provisions of the Incentive Plan, our Compensation Committee may amend the terms of awards granted under the Incentive Plan prospectively or retroactively, except in the case of an award intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code (other than in connection with a participant's death or disability, or a change in control of the Company) where the action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In that case, our Compensation Committee will not make any modification of the management objectives or the level or levels of achievement with respect to such award. Subject to adjustment as described in the Incentive Plan, no amendment shall impair the rights of any participant without his or her consent.

Definition of "Change in Control". In general, a change in control will be deemed to have occurred under the Incentive Plan if:

- a person or group acquires 35% or more of the Company's then outstanding voting securities, subject to certain exceptions;
- individuals who constitute the Board as of the effective date of the Incentive Plan cease for any reason (other than death or disability) to constitute at least a majority of the Board, unless their replacements are approved as described in the Incentive Plan;

- there is a consummation of a merger, consolidation or similar corporate transaction that results in an actual change in ownership of the Company; or
- the Company's shareholders approve a complete liquidation or dissolution of the Company.

Definition of "Cause". In general, a participant may be terminated for cause under the Incentive Plan as a result of:

- the participant's conviction, guilty plea or plea of *nolo contendere* to any felony, or to any crime of moral turpitude;
- the willful misconduct of the participant, or the willful or continued failure by the participant (except as a result of disability or illness) to substantially perform his duties to the Company, in either case which has a material adverse effect on the Company; or
- the willful fraud or material dishonesty of the participant in connection with his performance of duties to the Company or one of our subsidiaries, as the case may be.

However, a participant may not be terminated for cause unless the participant is given 30 days to cure any acts or omissions giving rise to a termination for Cause (other than those acts or omissions described in the first bullet above).

Definition of "Good Reason."

In general, a participant may terminate his or her employment for good reason under the Incentive Plan if, without the participant's consent:

- subsequent to a change in control, there is a material diminution in the participant's authority, duties or responsibilities;
- subsequent to a change in control, there is a material reduction in the participant's base salary;
- subsequent to a change in control, there is a material reduction in the participant's ability to earn annual bonus and other incentive compensation that results in a material reduction in the total annual compensation a participant may earn;
- subsequent to a change in control, the participant's principal place of employment is relocated to a place that is more than 35 miles from the participant's prior principal place of business; or
- there is a material breach by the Company or a Subsidiary of the Incentive Plan or any agreement between the participant and the Company or a Subsidiary.

However, a participant may not terminate his or her employment for good reason unless (a) the participant gives notice of the Company of the event or condition providing the participant with a right to terminate for good reason within 60 days of the occurrence of the event or condition, (b) the Company does not cure the event or condition within 30 days of receiving the notice and (c) the participant terminates employment within 180 days of the occurrence of such event or condition.

Detrimental Activity and Recapture Provisions. The Incentive Plan provides that awards may be cancelled or forfeited (and gains related to such awards may also be forfeited) either if the recipient is found to be engaging in activities detrimental to the Company, including competition with the Company, unauthorized disclosure of the Company's confidential or proprietary information or activities resulting in termination for "cause," or if recapture of such awards (including gains related to such awards) is required under the rules and regulations of the Securities and Exchange Commission or the NASDAQ Stock Market.

Amendments and Miscellaneous. The Incentive Plan may be amended by our Board so long as any amendment that would materially increase the benefits accruing to participants under the Incentive Plan, would

materially increase the number of securities which may be issued under the Incentive Plan, would materially modify the requirements for participation in the Incentive Plan or must otherwise be approved by the shareholders of the Company in order to comply with applicable law or the rules of the NASDAQ Stock Market is not effective until that approval has been obtained.

Except with respect to option rights and appreciation rights, our Compensation Committee may permit recipients to elect to defer the issuance of shares of common stock or the settlement of awards in cash under procedures set forth by our Compensation Committee and intended to comply with Section 409A of the Code. The Compensation Committee may also provide that deferral settlements include payment or crediting of interest on the deferred amounts or the payment or crediting of dividend equivalents where the deferral amounts are denominated in shares of common stock.

The Incentive Plan and all actions taken pursuant to the Incentive Plan are governed by the laws of the State of Texas.

If the Incentive Plan is approved by shareholders, then no new awards under the AMERISAFE, Inc. 2005 Equity Incentive Plan (the "2005 Plan") will be made from and after the date the Incentive Plan is approved by shareholders. No awards have been made under the 2005 Plan since December 31, 2011. Prior to the Annual Meeting, the Compensation Committee will not grant awards under the 2005 Equity Plan, except the Compensation Committee may make awards of up to 20,000 shares to any new officer or any person that is promoted prior to the Annual Meeting.

Federal Income Tax Consequences

The following is a brief summary of certain of the Federal income tax consequences of certain transactions under the Incentive Plan based on Federal income tax laws in effect on January 1, 2012. This summary is not intended to be complete and does not describe state or local tax consequences.

Tax Consequences to Participants.

Restricted Shares. The recipient of shares of restricted common stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the recipient for such restricted shares) at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code ("*Restrictions*"). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of those shares (determined without regard to the Restrictions) over the purchase price, if any, of the restricted shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the recipient.

Restricted Stock Units. No income generally will be recognized upon the award of restricted stock units. The recipient of a restricted stock unit award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted common stock on the date that those shares are transferred to the recipient under the award (reduced by any amount paid by the participant for those restricted stock units), and the capital gains/loss holding period for such shares will also commence on such date.

Nonqualified Option Rights. In general, (a) no income will be recognized by an optionee at the time a nonqualified option right is granted, (b) at the time of exercise of a nonqualified option right, ordinary income will be recognized by the optionee in an amount equal to the positive difference, if any, between the option price paid for the shares of common stock and the fair market value of the common stock, if unrestricted, on the date of exercise, and (c) at the time of sale of shares of common stock acquired pursuant to the exercise of a nonqualified option right, appreciation (or depreciation) in value of the shares of common stock after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive Option Rights. No income generally will be recognized by an optionee upon the grant or exercise of an ISO. The exercise of an ISO, however, may result in alternative minimum tax liability. If shares of common stock are issued to the optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of those shares is made by such optionee within two years after the date of grant or within one year after the transfer of those shares to the optionee, then upon sale of the shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares of common stock acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of those shares at the time of exercise (or, if less, the amount realized on the disposition of those shares if a sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Appreciation Rights. No income will be recognized by a recipient in connection with the grant of a tandem appreciation right or a freestanding appreciation right. When the appreciation right is exercised, the recipient normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted shares of common stock received on the exercise.

Cash Incentive Awards, Performance Shares and Performance Units. No income generally will be recognized upon the grant of cash incentive awards, performance shares or performance units. Upon payment in respect of the earn-out of cash incentive awards, performance shares or performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares of common stock received.

Long-Term Incentive Awards. No income generally will be recognized by the grant of the long-term incentive awards, subject to shareholder approval of the Incentive Plan, in February 2012. Upon payment in respect of the earn-out of the long-term incentive awards, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares of common stock received.

Tax Consequences to the Company or a Subsidiary. To the extent that a recipient recognizes ordinary income in the circumstances described above, the Company or a subsidiary for which the recipient performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1 million annual limitation on certain executive compensation under Section 162(m) of the Code.

New Plan Benefits

Generally, awards to be granted under the Incentive Plan are discretionary. Therefore, with the exception of awards described below, it is not possible to determine the benefits or the amounts to be received under the Incentive Plan by the individuals eligible to participate in the Incentive Plan.

Grant of Long-Term Incentive Awards

On March 22, 2012, a subcommittee of our Compensation Committee granted, subject to shareholder approval of the Incentive Plan, long-term incentive awards to each of our five executive officers. The long-term incentive awards are governed by the Incentive Plan and award agreements evidencing the awards. Among other things, the long-term incentive awards provide a target value amount that may be earned by the recipient under the long-term incentive award, which amount will, be paid in shares of our common stock, subject to certain

limited exceptions. The table below sets forth the target value amount with respect to the awards granted to each of our executive officers. As of April 23, 2012, no other long-term incentive awards have been made to any other officer, employee or director of the Company.

The actual amount, if any, that a recipient will earn under their long-term incentive award is dependent on the Company's total shareholder return over a three-year performance period beginning on January 1, 2012 and ending December 31, 2014, as well as on the Company's performance during that performance period relative to a designated peer group selected by a subcommittee of our Compensation Committee, using the following criteria: combined ratio, growth in direct premiums written and total return on invested assets. Accordingly, the amount earned under the long-term incentive award may be less than or greater than the target value set in the award. However, in no event may a recipient receive more than 150% of the target value under this long-term incentive award. Payments under each long-term incentive award will be made in shares of common stock (rounded to the nearest whole share) equal to (a) the amount earned under the long-term incentive award divided by (b) the volume weighted trading price per share of common stock for the 10 trading days immediately preceding the date the value of the award is approved by a subcommittee of our Compensation Committee.

Grant of Restricted Stock Awards

On March 22, 2012, a subcommittee of our Compensation Committee granted, subject to shareholder approval of the Incentive Plan, restricted stock awards to two of our executive officers. As of April 23, 2012, no other restricted stock awards have been made to any other officer, employee or director of the Company under the Incentive Plan. The table below sets forth the number of shares of restricted stock granted to each named executive officer. Subject to certain exceptions, the restrictions applicable to the shares awarded will lapse so long as the recipients continue to remain employed by us until March 22, 2015.

The following table sets forth the long-term incentive awards and shares of restricted stock awards that were made by a subcommittee of our Compensation Committee, subject to shareholder approval of the Incentive Plan.

AMERISAFE, Inc. 2012 Equity and Incentive Compensation Plan

Name and Position	Dollar Value of Long-Term Incentive Awards (1)	Dollar Value of Restricted Stock Awards (2)	Number of Shares Underlying Restricted Stock Awards
C. Allen Bradley, Jr. Chairman and Chief Executive Officer	$347,900	$ —	—
Geoffrey R. Banta President and Chief Operating Officer	169,950	—	—
G. Janelle Frost Executive Vice President and Chief Financial Officer	64,000	36,354	1,376
Craig P. Leach Executive Vice President, Sales and Marketing	76,000	—	—
Brendan Gau Executive Vice President and Chief Investment Officer	43,300	25,231	955
All current executive officers, as a group	$701,150	$61,585	2,331
All non-employee directors, as a group	—	—	—
All employees, other than current executive officers, as a group	—	—	—

1. Represents the target value set forth in the long-term incentive awards granted. Subject to certain exceptions, the awards will be payable in shares of our common stock. As described above under the

heading "Grant of Long-Term Incentive Awards," the actual amount payable under these awards will be determined by the performance of the Company relative to a designated peer group over a three-year performance period. In addition, in determining the number of shares of our common stock issuable as payment of the award, the value of each share of our common stock will be based on the volume weighted trading price per share of common stock for the 10 trading days immediately preceding the date the actual award is approved by the Compensation Committee. Accordingly, the number of shares underlying the long-term incentive awards is not determinable at this time.

2. Based on the April 23, 2012 per share closing price of our common stock of $26.42.

PROPOSAL 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (and Schedule 14A of the Securities Exchange Act of 1934 (the "Exchange Act")), we are submitting the compensation of our named executive officers as disclosed in this proxy statement to an advisory vote of our shareholders.

As described below under the heading "*Compensation Discussion and Analysis*," we seek to offer our employees, including our named executive officers, with a competitive pay package that rewards individual contributions, performance, experience and tenure with our Company, while aligning the interests of our executive officers and other key employees with those of the Company's shareholders. The Compensation Committee sets compensation in this manner to ensure that our compensation practices do not put the Company at a disadvantage in attracting and retaining executives and other employees, while also ensuring a competitive cost structure for our Company.

The vote on this proposal is not intended to address any specific element of compensation. Rather, the vote relates to the compensation of our named executive officers, as described under the heading "*Compensation Discussion and Analysis*" in this proxy statement. The vote is advisory, which means that the vote is not binding on the Company, our Board of Directors, or the Compensation Committee. However, the Compensation Committee expects to consider the outcome of this advisory vote in evaluating whether any actions are appropriate with respect to our compensation programs for our executive officers.

The Board recommends a vote "FOR" the approval of the compensation of our named executive officers.

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012

The Audit Committee has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for 2012. The Board is asking shareholders to ratify this appointment. SEC regulations and the NASDAQ listing requirements require the Company's independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee. However, the Board considers the selection of an independent registered public accounting firm to be an important matter to shareholders. Accordingly, the Board considers a proposal for shareholders to ratify this appointment to be an opportunity for shareholders to provide input to the Audit Committee and the Board on a key corporate governance issue.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be offered the opportunity to make a statement if they so desire. They will also be available to respond to appropriate questions. For additional information regarding our independent registered public accounting firm, see "Independent Public Accountants."

The Board recommends a vote "FOR" the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm.

THE BOARD, ITS COMMITTEES AND ITS COMPENSATION

Board of Directors

The Board presently consists of eight members, seven of whom are non-employee directors. The Board is divided into three classes, with each class serving three-year terms. The term of one class expires at each annual meeting of shareholders.

Director Compensation

The elements of compensation payable to our non-employee directors in 2011 are briefly described in the following table.

Board Service:	
Annual cash retainer	$35,000
Annual restricted stock award	30,000
Board Committee Service:	
Audit Committee Chair annual cash retainer	$20,000
Compensation Committee Chair annual cash retainer	10,000
Nominating and Corporate Governance Committee Chair annual cash retainer	10,000
Committee member annual cash retainer	5,000
Meeting fee	1,000

Committee Chairs do not receive annual cash retainers for being members of the committee that they chair. Meeting fees are not paid for attendance at the first four Committee meetings during the year. Any director who is an employee of the Company does not receive additional compensation for serving as a director. The Company reimburses directors for reasonable out-of-pocket expenses incurred in connection with their service as directors.

The amount of restricted stock granted to non-employee directors is equal to $30,000, divided by the closing price of our common stock on the date of the annual meeting of shareholders at which the non-employee director is elected or continues to be a member of the Board. Awards to non-employee directors are made under the AMERISAFE, Inc. 2010 Restated Non-Employee Director Restricted Stock Plan. On June 15, 2011, each non-employee director was granted 1,359 shares of restricted stock. The shares of restricted stock granted to non-employee directors vest at the next annual meeting of shareholders. If a non-employee director is first elected or appointed to the Board at a time other than at an annual meeting of shareholders, the non-employee director is awarded a prorated restricted stock grant.

The following table provides information regarding the compensation of our non-employee directors for the year ended December 31, 2011.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
Phillip A. Garcia	$50,000	$29,980	$79,980
Jared A. Morris	50,000	29,980	79,980
Millard E. Morris	44,599	29,980	74,579
Daniel Phillips	45,000	29,980	74,980
Randy Roach	45,000	29,980	74,980
Sean M. Traynor	44,449	29,980	74,429
Austin P. Young	58,750	29,980	88,730

1. The grant date fair value of each award, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 ("Topic 718"), was $29,980. Pursuant to SEC rules, the amounts shown in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 for information regarding the assumptions made in determining these values. As of December 31, 2011, each non-employee director held 1,359 shares of restricted stock.

Non-Employee Director Stock Ownership and Retention Guidelines

Our Board recognizes that ownership of common stock is an effective means to align the interests of our directors with those of our stockholders. The Board adopted the following stock ownership and retention guidelines for our non-employee directors on April 16, 2012:

Non-Employee Director Stock Ownership Guidelines. Non-employee directors are expected to acquire and hold during their Board service shares of our common stock equal in value to at least three times the annual cash retainer paid to our directors, or $105,000. Non-employee directors have five years from the later of the adoption of these guidelines or their initial election to the Board to meet this ownership guideline.

Non-Employee Director Retention Guidelines. Directors are expected to continuously own sufficient shares to meet the guidelines once attained. Until the directors attain compliance with the stock ownership guidelines, the directors will be required to hold 75% of the shares of common stock received from any equity award, net of any shares used to pay the exercise price or tax withholding. If a director attains compliance with the stock ownership guideline and subsequently falls below the guideline because of a decrease in the price of our common stock, the director will be deemed in compliance provided that the director retains the shares then held.

The following table provides the equity ownership of each of our non-employee directors as of December 31, 2011, measured in dollars. Ownership was calculated based on a price of $23.25 per share, the closing price of the Company's common stock on December 30, 2011, the last trading day in 2011.

Non-Employee Director	Total Ownership
Phillip A. Garcia	$ 80,561
Jared A. Morris	1,526,781
Millard E. Morris	2,325,372
Daniel Phillips	230,082
Randy Roach	142,709
Sean M. Traynor	93,581
Austin P. Young	237,197

Corporate Governance

The Board and senior management of the Company believe that one of their primary responsibilities is to promote a corporate culture of accountability, responsibility and ethical conduct throughout the Company. Consistent with these principles, the Company has, among other things, adopted:

- corporate governance guidelines that describe the principles under which the Board operates;
- a code of business conduct and ethics applicable to all employees; and
- written charters for each of its committees.

Our corporate governance guidelines, code of business conduct and ethics and committee charters are available on the Company's website (*www.amerisafe.com*) in the Investor Relations section. Copies of these documents are also available upon written request to the Company's Secretary. The Company will post information regarding any amendment to, or waiver from, its code of business conduct and ethics on its website in the Investor Relations section.

The Board periodically reviews its corporate governance policies and practices. Based on these reviews, the Board may adopt changes to policies and practices that are in the best interests of the Company and as appropriate to comply with any new SEC or NASDAQ listing requirements.

Board Leadership

The Company's Chairman and Chief Executive Officer positions are combined. The Board believes that combining the positions is the most effective leadership structure for the Company at this time. As Chief Executive Officer, Mr. Bradley is involved in the day-to-day operations and is most familiar with the opportunities and challenges that the Company faces at any given time. With this executive and operational insight, he is able to assist the Board in setting strategic priorities, lead the discussion of business and strategic issues, translate Board recommendations into Company operations and policies, and facilitate information exchanges between management and the Board.

The Board has not elected an independent lead director. The Board has established a policy that its independent directors meet in executive session, without the presence of members of senior management, at each regularly scheduled meeting of the full Board. The chairs of the Board's standing committees each preside as chair at meetings of independent directors at which the principal items to be considered are within the scope of the authority of their committee. This approach is intended to provide leadership at all meetings of independent directors without the need to designate a single lead independent director.

Director Independence

As part of the Company's corporate governance guidelines, the Board has established a policy requiring a majority of the members of the Board to be independent, as that term is defined in the NASDAQ listing requirements. The Board has determined that each of its non-employee directors, Mr. Garcia, Mr. J. Morris, Mr. M. Morris, Mr. Phillips, Mr. Roach, Mr. Traynor and Mr. Young, is independent of the Company and its management within the meaning of the NASDAQ listing requirements.

In determining that Mr. Phillips is independent, the Board considered that Mr. Phillips serves as President, Chief Executive Officer and part owner of PAX, Inc., a policyholder of the Company. The Board determined that the relationship would not interfere with Mr. Phillips' exercise of independent judgment and determined he is independent within the meaning of the NASDAQ listing requirements. See "Certain Relationships and Related Transactions."

Board Meetings

The Board held seven meetings during 2011. Each director serving on the Board in 2011 attended at least 75% of the total number of meetings of the Board and committees on which he served. Under the Company's corporate governance guidelines, each director is expected to devote the time necessary to appropriately discharge his responsibilities and to rigorously prepare for, attend and participate in all Board meetings and meetings of Board committees on which he serves.

Annual Meetings of Shareholders

The Company's directors are encouraged to attend our annual shareholder meetings, but we do not currently have a policy relating to directors' attendance at these meetings. Mr. Bradley and Mr. J. Morris attended our 2011 annual meeting of shareholders.

Audit Committee

The Audit Committee currently consists of Mr. Young (Chair), Mr. Garcia, Mr. J. Morris and Mr. Roach. The Audit Committee oversees our accounting and financial reporting processes and the audits of the Company's financial statements. The functions and responsibilities of the Audit Committee include:

- establishing, monitoring and assessing the Company's policies and procedures with respect to business practices, including the adequacy of the Company's internal controls over accounting and financial reporting;
- engaging the Company's independent registered public accounting firm and conducting an annual review of the independence of that firm;

- pre-approving any non-audit services to be performed by the Company's independent registered public accounting firm;
- reviewing the annual audited financial statements and quarterly financial information with management and the independent registered public accounting firm;
- reviewing with the independent registered public accounting firm the scope and the planning of the annual audit;
- reviewing the findings and recommendations of the independent registered public accounting firm and management's response to the recommendations of that firm;
- overseeing compliance with applicable legal and regulatory requirements, including ethical business standards;
- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
- establishing procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- approving related party transactions exceeding $50,000 in aggregate value;
- reviewing the adequacy of the Audit Committee charter on an annual basis; and
- preparing the Audit Committee report to be included in our annual proxy statement.

The Audit Committee met five times during 2011. Our independent registered public accounting firm reports directly to the Audit Committee. Each member of the Audit Committee has the ability to read and understand fundamental financial statements. The Board has determined that each member of the Audit Committee is "independent" as defined in the NASDAQ listing requirements. In addition, the Board has determined that Mr. Young, Mr. Garcia, Mr. J. Morris and Mr. Roach each satisfy the SEC requirements relating to independence of audit committee members. The Board has also determined that Mr. Young and Mr. Garcia each meet the requirements of an "audit committee financial expert" as defined by the rules of the SEC. The Audit Committee has the authority to engage independent counsel and other advisors as the Committee deems necessary to carry out its duties.

Compensation Committee

The Compensation Committee currently consists of Mr. Garcia (Chair), Mr. M. Morris, Mr. Phillips and Mr. Traynor. The Compensation Committee has sole authority for establishing, administering and reviewing the Company's policies, programs and procedures for compensating our executive officers and the Board. The Compensation Committee may delegate its responsibilities to a subcommittee comprised of Compensation Committee members. The functions and responsibilities of the Compensation Committee include:

- evaluating the performance of and determining the compensation for the Company's executive officers, including its chief executive officer;
- administering and making recommendations to the Board with respect to the Company's equity incentive plans;
- overseeing regulatory compliance with respect to compensation matters;
- reviewing and approving employment or severance arrangements with senior management;
- reviewing director compensation policies and making recommendations to the Board;
- reviewing the adequacy of the Compensation Committee charter on an annual basis; and
- reviewing and approving the Compensation Discussion and Analysis and the Compensation Committee Report to be included in our annual proxy statement.

The Compensation Committee met six times during 2011. The Board has determined that each member of the Compensation Committee is independent under the NASDAQ listing requirements.

The Compensation Committee has the sole authority to retain and terminate compensation consultants to assist in the evaluation of director or executive officer compensation and the sole authority to approve the fees and other retention terms of such compensation consultants. The committee may also retain independent counsel and other independent advisors to assist it in carrying out its responsibilities.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of Mr. J. Morris (Chair), Mr. Phillips, Mr. Roach and Mr. Young. The functions and responsibilities of the Nominating and Corporate Governance Committee include:

- developing and recommending corporate governance principles and procedures applicable to the Board and the Company's employees;
- recommending committee composition and assignments;
- identifying individuals qualified to become directors;
- recommending director nominees;
- recommending whether incumbent directors should be nominated for re-election to the Board;
- reporting, at least annually, on succession planning, including appropriate contingencies in case our Chief Executive Officer retires, resigns or is incapacitated;
- reviewing the adequacy of the Nominating and Corporate Governance Committee charter on an annual basis; and
- overseeing, at least annually, an evaluation of the performance of the Board and the Company's management in relation to the Company's corporate governance guidelines.

The Nominating and Corporate Governance Committee met five times during 2011. The Board has determined that each member of the Nominating and Corporate Governance Committee is independent under the NASDAQ listing requirements.

The Nominating and Corporate Governance Committee has the sole authority to retain and terminate any search firm to assist in the identification of director candidates and the sole authority to set the fees and other retention terms of such search firms. The committee may also retain independent counsel and other independent advisors to assist it in carrying out its responsibilities.

Qualifications for Director Nominees. In considering nominees for election as director, the Nominating and Corporate Governance Committee considers a number of factors, including the following:

- personal and professional qualities, characteristics, attributes, accomplishments and reputation in the business community, insurance industry and otherwise;
- reputation in a particular field or area of expertise;
- experience as a senior executive of a company or other organization of comparable size to the Company;
- current knowledge and relationships in the markets and regions in which the Company does business and in the insurance industry and other industries relevant to the Company's business;

- the ability to exercise sound business judgment;
- the ability and willingness to commit to participate in activities of the Board, including attendance at, and active participation in, meetings of the Board and its committees;
- the skills and personality of the nominee and how the Committee perceives the nominee will be a fit with existing directors and other nominees in maintaining a Board that is collegial and responsive to the needs of the Company and its shareholders;
- the ability and willingness to represent the best interests of all of the Company's shareholders;
- consistent demonstration of integrity;
- increasing the diversity of viewpoints, background and experience in addition to those of existing directors and other nominees; and
- whether the nominee would meet the independence criteria of the NASDAQ listing requirements applicable to the Company and the rules promulgated by the SEC.

The Nominating and Corporate Governance Committee will also consider other criteria for director candidates included in its committee charter, the Company's corporate governance guidelines or as may be established from time to time by the Board. The Nominating and Corporate Governance Committee has not adopted a separate policy pertaining to the consideration of diversity in the selection of nominees to the Board. The Nominating and Corporate Governance Committee will identify nominees based upon recommendations by members of the committee or other Board members, members of the Company's management or, as discussed below, by shareholders of the Company. Upon identification of a potential nominee, members of the Nominating and Corporate Governance Committee will interview the candidate, and based upon that interview, will make its recommendation to the Board.

Shareholder Recommendations. The Nominating and Corporate Governance Committee will evaluate any director candidates recommended by a shareholder according to the same criteria as a candidate identified by the Nominating and Corporate Governance Committee. The Company has never received a recommendation for director candidates from our shareholders. In considering director candidates recommended by shareholders, the Nominating and Corporate Governance Committee will also take into account such additional factors as it considers relevant, including:

- the personal and professional qualities, characteristics, attributes, accomplishments and reputation of the candidate being submitted for consideration;
- the investment the shareholder submitting the director candidate has in the Company;
- the length of time that the submitting shareholder has been a shareholder of the Company; and
- whether the director candidate is "independent" as determined in accordance with the rules promulgated by the SEC, the NASDAQ listing requirements and the Company's corporate governance guidelines.

Shareholders may recommend candidates at any time, but to be considered by the Nominating and Corporate Governance Committee for inclusion in the Company's proxy statement for the next annual meeting of shareholders, recommendations must be submitted in writing no later than 150 calendar days before the first anniversary of the date on which the Company first mailed its proxy materials for the prior year's annual meeting of shareholders. A shareholder's notice must contain the following:

- the name of the shareholder recommending the director candidate for consideration, the name of the director candidate, and the written consent of the shareholder and the director candidate to be publicly identified;

- a written statement by the director candidate agreeing to be named in the Company's proxy materials and to serve as a member of the Board (and any committee of the Board to which the director candidate is assigned to serve by the Board) if nominated and elected;
- a written statement by the shareholder and the director candidate agreeing to make available to the Nominating and Corporate Governance Committee all information reasonably requested in connection with the Nominating and Corporate Governance Committee's consideration of the director candidate; and
- the director candidate's name, age, business and residential address, principal occupation or employment, number of shares of the Company's common stock and other securities beneficially owned, a resume or similar document detailing personal and professional experiences and accomplishments and all other information relating to the director candidate that would be required to be disclosed in a proxy statement or other filing made in connection with the solicitation of proxies for the election of directors pursuant to the Securities Exchange Act of 1934, as amended, the rules of the SEC and the listing requirements and other criteria established by NASDAQ.

The shareholder's notice must be signed by the shareholder recommending the director candidate for consideration and sent to the following address: AMERISAFE, Inc., 2301 Highway 190 West, DeRidder, Louisiana 70634, Attn: Corporate Secretary (Nominating and Corporate Governance Committee Communication / Director Candidate Recommendation).

Succession Planning

Our Board considers the evaluation of management and succession planning to be one of its most important responsibilities. The Board's goal is to have a long-term program for effective senior leadership and development, with appropriate contingencies in case our chief executive officer, or any of our other executive officers, retires, resigns or is incapacitated.

In the Board's succession planning program, internal candidates for the executive positions, including the CEO, are identified and evaluated based on criteria considered predictive of success at the senior management level. This program incorporates 360 reviews and related evaluations for each individual. The assessment includes a development plan, including executive coaching, for each individual.

Our Corporate Governance Guidelines provides that the Nominating and Corporate Governance Committee report to the Board on succession planning at least annually. The CEO is responsible for advising the Board regarding his recommendations and evaluations of potential successors, together with a review of any development plans for these individuals. The Board, with the assistance of the Nominating and Corporate Governance Committee, evaluates potential successors to the CEO, as well as other members of senior management.

Risk Committee

The Board views risk management as one of its primary responsibilities. The Board initially formed the Risk Committee in August 2010 to facilitate its risk management functions. In August 2011, the Board dissolved the Investment Committee and delegated the oversight responsibilities previously performed by the Investment Committee to the Risk Committee.

The Risk Committee's charter provides that all members of the Board are members of the Risk Committee. Mr. M. Morris serves as chair of the Risk Committee and establishes the agenda for the meetings. Risk Committee members periodically receive presentations on risk-related topics from the Company's management, including its Senior Vice President, Enterprise Risk Management.

The Risk Committee's responsibilities include:

- reviewing strategies, processes and controls pertaining to underwriting, pricing, reinsurance, risk retention, business continuity, crisis management and settlement of claims;
- overseeing the Company's investment operations, including reviewing the Company's Investment Policy & Guidelines, long-term strategy, investment performance and liquidity, compliance with applicable laws and regulations, changes to investment accounting methods and approval of external investment managers;
- overseeing the Company's enterprise risk management program; and
- reviewing specific operational segments that may pose unusual or significant risks.

The Risk Committee met four times in 2011. The Risk Committee has the authority to select, retain, terminate, and approve the fees and other terms of retention of special counsel, experts and consultants. This Committee also has direct access to any Company employee.

Risk Management

In addition to the activities of the Risk Committee, the Board monitors risks arising from financial reporting and controls through its Audit Committee and risks related to compensation through its Compensation Committee.

Communications with the Board

Any shareholder or other interested party who wishes to communicate directly with the Board or any of its members may do so by writing to: Board of Directors, c/o AMERISAFE, Inc., 2301 Highway 190 West, DeRidder, Louisiana 70634, Attn: Corporate Secretary. The mailing envelope should clearly indicate whether the communication is intended for the Board as a group, the non-employee directors or a specific director.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Program Objectives

Our compensation program is intended to attract, retain, and motivate the key people necessary to enable our Company to operate efficiently and profitably over the long term. Our Compensation Committee believes that executive compensation should seek to align the interests of the Company's executives and other key employees with those of the Company and its shareholders. Our compensation program is also designed to differentiate compensation based upon individual contribution, performance, experience, and tenure with our Company.

In establishing compensation, the Compensation Committee seeks to provide employees, including our executive officers, with a competitive total compensation package. The Compensation Committee sets compensation in this manner to ensure that our compensation practices do not put the Company at a disadvantage in attracting and retaining executives and other employees, while also ensuring a competitive cost structure for our Company.

Compensation Committee

Our compensation program for executives is designed and implemented under the direction of our Compensation Committee, which is comprised of four independent directors. For additional information regarding our Compensation Committee and its authority and responsibilities, see "The Board, Its Committees, and Its Compensation—Compensation Committee."

Prior to the annual shareholder meeting in 2011, the members of the Compensation Committee were Mr. Traynor (chair), Mr. M. Morris, Mr. Phillips and Mr. Roach. Following the 2011 annual meeting, the Board reappointed members to each of its standing committees. The directors appointed to serve as members of the Compensation Committee in July 2011 were Mr. Garcia (chair), Mr. M. Morris, Mr. Phillips and Mr. Traynor.

Compensation Surveys

In late 2009, the Compensation Committee interviewed three compensation consulting firms, including Longnecker & Associates. The Committee interviewed Longnecker based on the recommendation of Austin P. Young, III, a director and chair of our Audit Committee. During 2010, the Compensation Committee again engaged Longnecker to conduct a compensation survey (the "2010 Survey"). The Compensation Committee used the 2010 Survey in approving changes to the compensation paid to our executive officers in 2011.

The 13 companies in the 2010 Survey were all publicly traded insurance companies, including three companies that, like our Company, derive substantially all of their revenue from the workers' compensation insurance business.

The companies in the 2010 Survey group were:

- Zenith National Insurance Corp.
- ProAssurance Corporation
- PMA Capital Corporation
- Meadowbrook Insurance Group, Inc.
- Donegal Group Inc.
- First Mercury Financial Corporation
- Baldwin & Lyons, Inc.
- United Fire Group, Inc.
- RLI Corp.
- Tower Group, Inc.
- EMC Insurance Group Inc.
- SeaBright Insurance Holding, Inc.
- Universal Insurance Holdings, Inc.

In addition to compensation data specifically relating to the 13 companies named above, Longnecker also used market compensation data from published survey sources relating to companies in the insurance and financial services industry in developing the recommendations contained in the 2010 Survey.

Executive Compensation Programs and Policies

The components of our executive compensation program provide for a combination of fixed and variable compensation. As described in more detail below, these components are:

- base salary;
- annual incentive compensation;
- long-term equity-based incentive compensation;
- broad-based employee benefits; and
- severance benefits and limited other perquisites.

Base Salary. Base salaries are determined on the basis of management responsibilities, level of experience, and tenure with our Company, as well as internal and market comparisons. In setting base salaries for the executive officers of the Company, the Compensation Committee seeks to provide a reasonable level of fixed compensation that we believe is competitive with base salaries for comparable positions at similar companies. In February 2011, the Compensation Committee reviewed the 2010 Survey as it related to the base salaries of our executive officers. Based on this review, the Compensation Committee confirmed its decision initially made in 2009 to target the 50th percentile of base salaries for comparable executive positions at the companies included in the 2010 Survey, with the goal of reaching the appropriate levels incrementally over several years.

In determining base salary, the Compensation Committee also takes into account such factors as local cost of living, regional lifestyle, and corporate environment. At the request of the Committee, Mr. Bradley, our chief executive officer, makes recommendations annually with respect to changes in base salary for our executive officers, other than for himself. Neither our chief executive officer nor any other executive officer participates in the Committee's decisions regarding the base salaries of our executive officers.

Annual Incentive Compensation. The Compensation Committee believes that annual incentive compensation is a key element of the total compensation of each executive officer. The Compensation Committee also believes that placing a significant portion of executive compensation at risk each year, subject to the results of Company and individual performance, appropriately motivates executives to achieve the Company's financial and operational objectives, thereby enhancing shareholder value. As an executive or other key employee progresses to greater levels of responsibility within the Company, the Compensation Committee believes that the annual incentive awards should represent an increasing portion of total potential cash compensation.

The Annual Incentive Plan was initially developed in 2008 by the Compensation Committee with the assistance of Schiffers Associates, a compensation consulting firm. For 2011, the Compensation Committee implemented a plan substantially similar to the incentive plan developed in 2008. Under the Annual Incentive Plan, annual awards are made based on achievement of Company financial and operational objectives and individual performance goals. In establishing financial and operational objectives, the Committee has primarily focused on return on average equity (calculated on a GAAP basis), gross written premium and net combined ratio. Although the Compensation Committee has retained discretion in paying incentive awards, it has established target awards of up to 100% of base salary for our chief executive officer, up to 70% of base salary for our president and chief operating officer, and up to 60% of base salary for each of our other executive officers.

The Board and Compensation Committee have discussed the requirements of the Dodd Frank Act, including the provisions relating to the recovery of incentive compensation for fiscal years for which financial results are

later restated. The SEC has not issued regulations implementing these provisions of Dodd Frank. The Compensation Committee has not adopted a formal policy regarding recovery of incentive awards in these circumstances. The Compensation Committee would expect to adopt a formal policy once the regulations are issued. Until a policy is in effect, the Compensation Committee would expect to consider any restatement in exercising its discretion in connection with determining the payout of incentive and other compensation awards for executives in the period immediately following such a restatement.

Long-term Incentive Compensation. In connection with our initial public offering in November 2005, the Board and our shareholders approved our AMERISAFE, Inc. 2005 Equity Incentive Plan (the "2005 Equity Plan"). The 2005 Equity Plan is administered by the Committee and is designed to provide incentive compensation to executive officers and other key employees. Grants of stock options under the 2005 Equity Plan are designed to align the interests of management with those of our shareholders and are intended as a long-term incentive for future performance. To date, all option grants that have been awarded under our 2005 Equity Plan have been "non-qualified" stock options, thereby providing us with the ability to realize tax benefits upon the exercise of these option awards. The Compensation Committee also views these awards as an additional means to encourage management retention.

When making equity-based incentive awards to executive officers, the Compensation Committee takes into consideration the dates on which the Company expects to make public announcements regarding earnings as well as other events or circumstances that have not been publicly announced that may be deemed material. The Compensation Committee's policy is to make discretionary equity-based incentive awards only during periods in which executive officers and directors are permitted to make open market purchases and sales of Company securities.

The Compensation Committee does not have a policy addressing the consideration of the cumulative value of prior equity awards in making future awards. However, our Compensation Committee intends to continue to make appropriate executive compensation decisions annually, so that our executives receive a total compensation package that is both competitive, and has a significant portion of compensation at risk. The increase in the value of equity awards is directly linked to an increase in shareholder return, subject to continued employment by our executives with respect to unvested equity awards. The Committee believes, as a general matter, that this positive result should not negatively impact future compensation decisions.

Our chief executive officer and two other executive officers who were employed by the Company at the time of our initial public offering in November 2005 received significant stock option grants at that time. Those awards vested ratably over five years and fully vested in November 2010. These executive officers have not received additional option grants since the initial public offering. Since our initial public offering, we have made option grants to newly hired executive officers and to our current chief financial officer in connection with her promotion to that position. No stock options or other equity awards were made in 2010 or 2011 to our executive officers under the 2005 Equity Plan.

As discussed elsewhere in this proxy statement, at the Annual Meeting, shareholders are being asked to approve a new equity incentive plan. A subcommittee of the Compensation Committee has approved, subject to shareholder approval of this new incentive plan, long term performance based incentive awards for each of our current executive officers. See "Proposal 2: Approval of the AMERISAFE Inc. 2012 Equity and Incentive Compensation Plan—New Plan Benefits."

Employee Benefits. We do not provide our executives or other employees with defined pension benefits, supplemental retirement benefits, post-retirement payments, or deferred compensation programs. We do provide a 401(k) defined contribution plan that is available to all employees. We match 50% of employee contributions up to 4% of compensation for participating employees, subject to limitations under applicable law. Our executives and other employees are fully vested in Company contributions to this plan after five years. We also provide health, life, and other insurance benefits to our executives on the same basis as our other full-time employees.

Severance and Change-in-Control Benefits. We have employment agreements with each of our executive officers. Among other things, these employment agreements provide each executive officer with severance compensation consisting of cash severance payments paid in monthly installments and continued health benefits for a period of 12 months (18 months for our chief executive officer), in the event that an executive's employment is terminated by us without cause or by the executive under certain circumstances. The cash severance payment for the covered executives (other than our chief executive officer) is an amount equal to the officer's then current annual base salary plus the average of the three most recent annual incentive bonuses received by the executive. For our chief executive officer, the cash severance payment is one and one-half times the amount described in the preceding sentence. These employment agreements also provide that the terminated executive will not engage in activities that are competitive with our business for 12 months (18 months for our chief executive officer). For additional information regarding the employment agreements with our executives, see "Executive Compensation—Employment Agreements."

Under the terms of our 2005 Equity Plan and the related award agreements, unvested stock options and restricted stock awards become fully vested upon a change in control of the Company. Under the Annual Incentive Plan, our executives would be entitled to receive a prorated portion of the executive's target incentive award for the year in which a change in control occurs.

The Compensation Committee believes that these benefits are necessary and appropriate in order to attract and retain qualified executive officers insofar as these benefits are generally made available by other companies. In addition, the Compensation Committee recognizes that it may be difficult for our executive officers to find comparable employment in a short period of time and therefore these benefits address a valid concern, making an executive position with our Company more attractive. These issues are particularly significant to us, given that our corporate headquarters is not located in a major metropolitan area and it is unlikely that our executives could secure comparable employment without relocating to another city.

Executive Perquisites. Executive compensation also includes a limited number of perquisites that have historically been provided to our executives and that the Committee believes enhance our ability to attract and retain qualified executives. These perquisites include car allowances, disability insurance, reimbursement for annual medical examinations, and limited club memberships. Our executive officers are also permitted to accrue unused vacation on a more favorable basis than that available to other Company employees. Our employees (other than executive officers) are permitted to accrue up to 150% of their annual vacation time. Our executive officers are permitted to accrue up to 200 hours of vacation, a limit slightly higher than the 180 hour maximum available to employees with more than ten years of service. The Compensation Committee believes that this policy is appropriate given that the management responsibilities of our executive officers often do not permit them the flexibility to utilize their vacation time on an annual basis. For additional information regarding perquisites provided to our executives, see "Executive Compensation—All Other Compensation."

Stock Ownership Guidelines. The Compensation Committee has approved stock ownership guidelines for our executive officers. The target ownership by our chief executive officer is a dollar amount equal to three times his average base salary and annual incentive bonus for the three immediately preceding calendar years. The target ownership for each of our other executive officers is a dollar amount equal to two times their average base salary for the three immediately preceding calendar years (or, if less, all complete calendar years employed by the Company). All forms of Company equity, whether vested or unvested, including common stock, restricted stock, and stock options, are counted for purposes of determining compliance with the ownership guidelines.

In determining whether an executive meets the applicable guideline, the value of shares of common stock, including restricted stock and shares purchased by executives in the open market, is based upon the closing price of our common stock on the last trading day of the most recent calendar year. In addition, the value of stock options is equal to the greater of (a) the value of the award on the date of grant calculated in accordance with the Black-Scholes-Merton option pricing model and (b) the difference between the applicable exercise price and the closing price of our common stock on the last trading day of the most recent calendar year.

Until an executive officer meets the ownership target provided under the guidelines, he or she is required to retain all shares received under the Company's compensation plans, except for shares sold to pay the exercise price, if any, and to satisfy tax obligations. After an executive meets the applicable guideline, he or she is required to retain 20% of any shares obtained by exercising a stock option or vesting of a restricted stock award, net of shares sold to pay the exercise price, if any, and to satisfy tax obligations.

The following table sets forth for each named executive officer the applicable stock ownership guideline and equity ownership as of December 31, 2011, measured in dollars, using the guideline methodology described above.

Executive and Principal Position	Stock Ownership Guideline	Stock Options	Other Stock	Total Ownership
C. Allen Bradley, Jr. Chairman and Chief Executive Officer	$2,448,552	$6,540,750	$839,302	$7,380,052
Geoffrey R. Banta President and Chief Operating Officer	$ 610,750	$1,478,438	$ 58,125	$1,536,563
G. Janelle Frost Executive Vice President and Chief Financial Officer	$ 418,056	$ 836,250	$ 26,738	$ 862,988
Brendan Gau Executive Vice President and Chief Investment Officer	$ 356,668	$ 544,500	$406,875	$ 951,375
Craig P. Leach Executive Vice President, Sales and Marketing	$ 493,576	$ 691,097	$249,124	$ 940,221

No Tax "Gross-Up" Payments. We do not provide, and no executive officer is entitled to receive, any tax "gross-up" payments in connection with compensation or other benefits provided by the Company.

Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code provides that compensation in excess of $1 million paid to the chief executive officer or to any of the other three most highly compensated executive officers (other than the chief financial officer) of a public company is not deductible for federal income tax purposes unless the compensation qualifies as "performance based compensation." Awards of stock options granted under our 2005 Equity Plan are intended to qualify for deduction under federal tax law and regulation. The Compensation Committee reviews on an annual basis the potential impact of this deduction limitation on executive compensation. The long-term performance awards described in "Proposal 2: Approval of AMERISAFE Inc. 2012 Equity and Incentive Compensation Plan—New Plan Benefits," are intended to qualify as "performance based compensation." The Committee intends to continue to evaluate the Company's potential exposure to this deduction limitation. However, the Committee presently believes that no further action is necessary at this time.

2011 Compensation

Base Salary. As discussed above, the Compensation Committee has determined to target the 50th percentile of base salaries for comparable executive positions, as reflected by the 2010 Survey, for the base salaries of the Company's executive officers. The Committee has established a goal of reaching the appropriate levels incrementally over a period of years. In making adjustments to base salaries, the Compensation Committee also considers its subjective evaluation of overall performance and contributions of the executives in the prior year, and evaluates internal pay equity.

As a result of its review, the Compensation Committee determined that the base salaries of our named executive officers were generally below the 50th percentile, with the base salary of our chief financial officer significantly below the 50th percentile. The Compensation Committee also recognized that the base salaries of our chief financial officer and chief investment officer are the lowest of all of our executive officers. As a result of these factors, the Compensation Committee approved base salary increases for our chief financial officer and chief investment officer that were greater than the base salary increases approved for our other named executive officers.

Applying that criteria, the following adjustments were made to the base salaries of the named executive officers:

Executive and Principal Position	2010 Base Salary	2011 Base Salary	Percentage Increase	Percentage of 2010 Survey 50th Percentile
C. Allen Bradley, Jr. Chairman and Chief Executive Officer	$485,000	$497,000	2.5%	71%
Geoffrey R. Banta President and Chief Operating Officer	$309,000	$309,000	0.0%	76%
G. Janelle Frost Executive Vice President and Chief Financial Officer	$225,000	$240,000	6.7%	69%
Brendan Gau Executive Vice President and Chief Investment Officer	$175,000	$190,000	8.6%	83%
Craig P. Leach Executive Vice President, Sales and Marketing	$248,250	$255,000	2.7%	87%

2011 Annual Incentive Compensation. In February 2011, the Compensation Committee approved target award opportunities for each named executive officer under our annual incentive compensation plan. The target awards were set at a percentage of the individual executive officer's base salary and were subject to achievement of Company and individual performance goals. The Compensation Committee established the same Company performance goals for each of our executive officers and established individual performance goals for each executive officer other than our chief executive officer. The individual performance goals established were principally qualitative rather than quantitative. For our chief executive officer, the Compensation Committee did not establish individual performance goals. Rather, the Compensation Committee determined to evaluate his overall performance in leading the Company during the year.

The following table sets forth the target award opportunity for each named executive officer and the weighting of Company and individual performance goals.

Executive	Target Annual Incentive Opportunity (% of base salary)	Weighting of Performance Goals	
		Company Performance	Individual Performance
C. Allen Bradley, Jr.	100%	30%	70%
Geoffrey R. Banta	70%	50%	50%
G. Janelle Frost	60%	50%	50%
Brendan Gau	60%	50%	50%
Craig P. Leach	60%	50%	50%

The weighting of performance goals for our chief executive officer differs from the weighting for the other named executive officers because the Compensation Committee believes that incentive compensation paid to our chief executive officer should be based more heavily on his overall performance in leading the Company rather than achieving specified Company performance goals. The Compensation Committee believes that this approach appropriately incentivizes the chief executive officer to focus his efforts on the long-term performance of the Company.

The following table sets forth the Company performance goals established under the 2011 annual incentive compensation plan and the results achieved. The Company performance goals were equally weighted in determining overall achievement.

Goal	Satisfactory Performance	Superlative Performance	Result
Return on Average Equity	8.0%	10.0%	7.1%
Gross Written Premium	$256 million	$275 million	$272 million
Net Combined Ratio	Less than 100%	Less than 95.0%	100.5%

Achievement of individual performance goals was determined for each of our named executive officers, other than our chief executive officer, by the Compensation Committee with input from our chief executive officer. The Compensation Committee evaluated the performance of our chief executive officer based on an assessment of his overall performance during 2011.

At its meeting in March 2012, the Compensation Committee approved annual incentive award payouts for our named executive officers as follows:

Executive	Award	Percent of Target Award	Percent of Total Cash Compensation
C. Allen Bradley, Jr.	$447,300	90.0%	47.4%
Geoffrey R. Banta	$194,670	90.0%	38.7%
G. Janelle Frost	$129,600	90.0%	35.1%
Brendan Gau	$102,600	90.0%	35.1%
Craig P. Leach	$137,700	90.0%	35.1%

Our named executive officers received a portion of their annual incentive as a result of achieving near superlative performance with respect to one of three Company performance goals. In making the award determination, the Committee also considered the effect on the Company's results from an adjustment to the Company's accounting for state guaranty fund assessments in years prior to 2011, which increased reported earnings in prior periods. The effects of this adjustment resulted in the Company narrowly missing the "satisfactory performance" targets for the return on equity and combined ratio performance goals, which the Committee considered in making the awards for 2011. This same adjustment, had it been known at the time of the 2010 awards were made, would have resulted in larger bonus awards in 2010. This fact was also taken into account by the Committee in making awards for 2011. In its assessment of awards levels, the Committee also considered individual performance goals for each executive as well as the achievement of initiatives critical to the Company's growth and financial health.

Long-Term Incentive Compensation. No named executive officer received a grant of stock options or other long-term incentive award in 2010 or 2011. As described above, if the shareholders approve the 2012 Equity and Incentive Plan at the Annual Meeting, the Compensation Committee expects to grant long term performance based incentive awards to the Company's executive officers on an annual basis.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in the Company's 2011 Annual Report on Form 10-K and this proxy statement.

This report is submitted by the members of the Compensation Committee of the Board.

Members of the Compensation Committee

Philip A. Garcia (Chair) *Millard E. Morris* *Daniel V. Phillips* *Sean M. Traynor*

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain information regarding the compensation of our chief executive officer, our chief financial officer, the three other most highly paid executive officers for the years ended December 31, 2011, 2010, and 2009.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (2)	All Other Compensation (3)	Total
C. Allen Bradley, Jr.	2011	$495,000	$447,300	$0	$ 0	$21,735	$964,035
Chairman and Chief	2010	472,500	290,000	0	0	21,515	784,015
Executive Officer	2009	425,000	318,750	0	0	22,318	766,068
Geoffrey R. Banta	2011	309,000	194,670	0	0	21,710	528,380
President and Chief	2010	307,125	98,000	0	0	21,035	426,160
Operating Officer	2009	300,000	157,500	0	0	22,589	480,089
G. Janelle Frost	2011	237,500	129,600	0	0	13,244	380,344
Executive Vice President	2010	214,583	90,000	0	0	17,700	322,283
and Chief Financial Officer	2009	175,000	105,000	0	0	17,464	297,464
Craig P. Leach	2011	253,875	137,700	0	0	23,454	415,029
Executive Vice President,	2010	246,739	69,213	0	0	22,903	338,855
Sales and Marketing	2009	239,750	101,220	0	0	25,656	366,626
Brendan Gau (4)	2011	187,500	102,600	0	0	15,242	305,342
Executive Vice President	2010	169,167	70,000	0	0	17,217	256,384
and Chief Investment Officer	2009	89,375	71,170	0	544,500	9,653	714,698

1. Amounts in this column represent the amounts paid to our named executive officers under our annual incentive compensation program.
2. Represents the grant date fair value of shares of restricted stock (under the Stock Awards column) and stock options (under the Option Awards column) calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("Topic 718"). Pursuant to SEC rules, the amounts shown in these columns exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2011, 2010 and 2009 for information regarding the assumptions made in determining these values.
3. For 2011, includes compensation as described under "—All Other Compensation" below.
4. Mr. Gau joined the Company in June 2009.

All Other Compensation

The following table provides information regarding each component of compensation included in the All Other Compensation column for 2011 in the Summary Compensation Table above.

Name	Car Allowance	Company 401(k) Contributions	Medical Examinations	Disability Insurance Premiums	Life Insurance Premiums	Other	Total
C. Allen Bradley, Jr.	$ 8,850	$4,900	$ —	$7,985	$72	$—	$21,735
Geoffrey R. Banta	8,968	4,900	3,300	4,470	72	—	21,710
G. Janelle Frost	8,850	2,579	—	1,743	72	—	13,244
Craig P. Leach	13,344	4,900	3,204	1,086	72	848(1)	23,454
Brendan Gau	8,844	4,900	—	1,426	72	—	15,242

1. Represents reimbursed club membership fees.

Employment Agreements

We have employment agreements with each of our named executive officers on March 22, 2012. The term of each agreement is automatically extended for an additional consecutive one-year period at expiration unless either party provides notice not to extend the term at least 30 days prior to the applicable expiration date. The agreements provide for an annual base salary of not less than $425,000 for Mr. Bradley, $175,000 for Ms. Frost, $255,000 for Mr. Banta, $235,000 for Mr. Leach, and $165,000 for Mr. Gau. The officers are also eligible to receive an award under any annual incentive plan that we may adopt.

Under these agreements, if we terminate the employment of one of our executive officers without cause, the terminated executive officer will be entitled to receive severance compensation consisting of cash paid in installments, and continued health benefits, for a period of 12 months (18 months for our chief executive officer). The cash severance payment for the covered executives (other than our chief executive officer) is an amount equal to the officer's then current annual base salary plus the average annual incentive award received by the executive in the prior three years. The calculation of severance benefits excludes any long-term incentive based compensation paid or payable to the executive officer. For our chief executive officer, the cash severance payment is one and one-half times the amount described in the preceding sentence. These employment agreements also provide that the terminated executive will not engage in activities that are competitive with our business for 12 months (18 months for our chief executive officer).

An executive officer is deemed to have been terminated without cause if:

- we elect not to extend the terms of the employment agreement or we terminate the executive for any reason other than:
  - the conviction, guilty plea or plea of no contest to any felony, or to any crime of moral turpitude;
  - the willful misconduct of the executive officer, or the willful or continued failure by the executive officer (except as a result of disability or illness) to substantially perform his/her duties to the Company, in either case which has a material adverse effect on Company; or
  - the willful fraud or material dishonesty of the executive officer in connection with his performance of duties to the Company;
- the executive terminates employment with us following:
  - a material reduction in authority, duties or responsibility;
  - a material reduction in base salary;
  - a material reduction in the executive's ability to earn an annual bonus that results in a material reduction in the total annual compensation the executive may earn;
  - a termination of employee benefits, unless the termination is applicable to all senior executives or is required under any applicable plan or law;
  - relocation of the executive's principal place of work to a location more than 35 miles from the executive's current principal place of work; or
  - a material breach of the employment agreement by us.

Each of our executive officers has agreed not to compete with us or solicit our employees, agents or policyholders without our prior written consent while they are employed by us. If one of our executive officers is terminated by us without cause, the prohibition on engaging in competitive activities or soliciting our employees, agents or policyholders extends for a period of 12 months (18 months for our chief executive officer) after the date of termination. If an executive officer is terminated by us for cause, the executive officer terminates employment other than for one of the reasons specified above, or if an executive officer elects not to renew the term of the employment agreement, we have the option to extend the restriction on engaging in competitive or

solicitation activities for a period of 12 months (18 months for our chief executive officer) after the date of termination or non-renewal by (a) delivering a written notice to the executive officer within 180 days after termination or non-renewal and (b) paying the executive officer the severance compensation provided under the employment agreement.

Equity Incentive Plan

Our current Equity Incentive Plan was approved by our shareholders in October 2005 and is administered by our Compensation Committee. The Equity Incentive Plan permits awards of stock options, restricted stock and restricted stock units. The maximum number of shares of our common stock that may be issued pursuant to equity awards under the Equity Incentive Plan is 1.9 million shares. As of April 23, 2012, 256,009 shares of our common stock were available for further issuance under the Equity Incentive Plan. See "Equity Compensation Plan Information."

Options granted under the Equity Incentive Plan are required to have an exercise price of not less than the fair market value of our common stock on the grant date. It is our Company's policy to award grants under our Equity Incentive Plan only during periods in which the Company's executives and other employees are normally permitted to buy and sell the Company's securities under our Company's securities trading policy.

Agreements evidencing awards may provide for accelerated vesting upon a change in control of our Company. Under the Equity Incentive Plan, a change in control is defined as:

- the acquisition by any person, entity, or group of 35% or more of our voting stock, other than an acquisition by the Company or its subsidiaries or a Company benefit plan, or a transaction that is not deemed a change in control by the board in certain circumstances;
- a reorganization, merger, consolidation, sale or other disposition of all or substantially all of our assets or other transaction unless:
  - the holders of our voting stock immediately prior to the transaction beneficially own more than 50% of the combined voting power of the surviving entity;
  - no new person, entity or group beneficially owns 35% or more of the combined voting power of the surviving entity; and
  - a majority of the directors of the surviving entity were directors of our Company prior to the transaction;
- when a majority of our directors (a) have not been approved by two-thirds of our then incumbent directors or (b) were elected or appointed as a result of an actual or threatened election contest; or
- approval by our shareholders of a complete liquidation or dissolution of the Company.

Under our outstanding stock option award agreements, unvested stock options become immediately vested and exercisable in full upon the occurrence of a change in control of our Company (as defined above). In addition, our Board, in its sole discretion, may determine within 60 days following one of the events described below that unvested stock options are immediately exercisable in full:

- the option holder becomes permanently disabled, as determined by our Board;
- the option holder dies while an employee of the Company or one of our subsidiaries;
- the option holder retires at or after the earliest voluntary retirement age permitted by us or with the consent of our Board; or
- under other special circumstances.

At the Annual Meeting, our shareholders will vote on a proposal to approve a new equity and incentive compensation plan. The plan will permit the issuance of up to 500,000 shares of our common stock. See "Proposal 2: Approval of the Amerisafe, Inc. 2012 Equity and Incentive Compensation Plan." If this new plan is approved, we will not issue any additional awards under the existing Equity Incentive Plan.

Grants of Plan-Based Awards

The Company did not grant plan-based awards during 2011.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information regarding outstanding equity awards held by our executive officers as of December 31, 2011.

	Option Awards			
Name	**Number of Securities Underlying Unexercised Options Exercisable**	**Number of Securities Underlying Unexercised Options Unexercisable (1)**	**Option Exercise Price**	**Option Expiration Date**
C. Allen Bradley, Jr.	459,000	0	$ 9.00	11/17/2015
Geoffrey R. Banta	103,750	0	9.00	11/17/2015
G. Janelle Frost	19,000	0	9.00	11/17/2015
	45,000	30,000	15.71	11/10/2018
Craig P. Leach	48,498	0	9.00	11/17/2015
Brendan Gau	30,000	45,000	17.10	08/07/2019

1. Ms. Frost's unexercisable options were granted on November 10, 2008. Mr. Gau's unexercisable options were granted on August 7, 2009. All outstanding options vest 20% each year commencing on the first anniversary of the grant date.

Option Exercises and Stock Vested

The following table provides information regarding the exercise of stock options held by our executive officers during the year ended December 31, 2011.

	Option Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise (1)**
C. Allen Bradley, Jr.	10,000	$145,600
G. Janelle Frost	0	0
Geoffrey R. Banta	15,000	200,500
Craig P. Leach	45,000	577,892
Brendan Gau	0	0

1. Based on market value of our common stock on the dates of exercise.

Employment Termination and Change-in-Control Benefits

The table below quantifies potential compensation that would have become payable to each of our named executive officers under employment and equity award agreements and Company plans and policies (as in effect on December 31, 2011) if their employment had terminated on December 31, 2011, given the executive officer's base salary as of that date and the closing price of our common stock on December 30, 2011, the last trading day of the year. In addition, the table quantifies the compensation that would have become payable to each of our named executive officers assuming that a change in control of the Company had occurred on December 31, 2011.

For additional information regarding (a) the circumstances in which our executive officers would be entitled to severance compensation, see "Executive Compensation—Employment Agreements" and (b) the acceleration of vesting of equity awards, see "Executive Compensation—Equity Incentive Plan."

Due to the factors that may affect the amount of any benefits provided upon the events described below, any actual amounts paid or payable may be different than those shown in this table. Factors that could affect these amounts include the date the termination event occurs, the base salary of an executive on the date of termination of employment and the price of our common stock when the event occurs.

	Cash Severance Payments (1)	Healthcare Premiums (2)	Acceleration of Equity Awards (3)	Total
C. Allen Bradley, Jr.				
Voluntary Termination	$ 0	$ 0	$ 0	$ 0
Termination With Cause	0	0	0	0
Termination Without Cause or for Good Reason	1,273,526	25,756	0	1,299,282
Death or Disability	0	0	0	0
Retirement	0	0	0	0
Change in Control	0	0	0	0
Geoffrey R. Banta				
Voluntary Termination	$ 0	$ 0	$ 0	$ 0
Termination With Cause	0	0	0	0
Termination Without Cause or for Good Reason	459,057	8,361	0	467,418
Death or Disability	0	0	0	0
Retirement	0	0	0	0
Change in Control	0	0	0	0
G. Janelle Frost				
Voluntary Termination	$ 0	$ 0	$ 0	$ 0
Termination With Cause	0	0	0	0
Termination Without Cause or for Good Reason	348,200	1,309	0	349,509
Death or Disability	0	0	0	0
Retirement	0	0	0	0
Change in Control	0	0	226,200	226,200
Craig P. Leach				
Voluntary Termination	$ 0	$ 0	$ 0	$ 0
Termination With Cause	0	0	0	0
Termination Without Cause or for Good Reason	357,711	22,613	0	380,324
Death or Disability	0	0	0	0
Retirement	0	0	0	0
Change in Control	0	0	0	0
Brendan Gau				
Voluntary Termination	$ 0	$ 0	$ 0	$ 0
Termination With Cause	0	0	0	0
Termination Without Cause or for Good Reason	271,257	18,792	0	290,049
Death or Disability	0	0	0	0
Retirement	0	0	0	0
Change in Control	0	0	276,750	276,750

1. Cash severance is payable in installments over 12 months (18 months for Mr. Bradley).
2. Represents COBRA health insurance premiums payable on behalf of the executives following termination of employment for a period of 12 months (18 months for Mr. Bradley).
3. Under the terms of the agreements representing awards of stock options and restricted stock, any unvested awards become vested upon a change in control, as defined in the agreements. The dollar amounts in this column represent the value of unvested stock options on December 31, 2011, at $23.25 per share, the closing price of our common stock on December 30, 2011, the last trading day of the year.

Certain Relationships and Related Transactions

Policy. The Company has adopted a written policy regarding the approval of any transaction or series of transactions in which the Company and a related party have an interest. A related party is one of the Company's executive officers, directors, director nominees, a person owning more than 5% of any class of the Company's securities, an entity in which any of such persons is employed or is a partner or principal or an immediate family member of such a person. Related party transactions involving $50,000 or more are required, when circumstances permit, to be submitted to and approved by the Audit Committee at a regular meeting held in advance of the transaction. The chair of the Audit Committee has the authority to approve related party transactions in circumstances in which the Company's general counsel determines it is impracticable or undesirable to wait until the next regularly scheduled Audit Committee meeting. Aspects of proposed related party transactions to be considered in granting approval include whether the transaction benefits the Company, whether the goods or services in question are available from other sources and whether the terms of the proposed transaction are comparable to those available in transactions with unrelated third parties.

PAX, Inc. Mr. Phillips is a director of the Company. He is currently the President, Chief Executive Officer and part owner of PAX, Inc. PAX has been a Company policyholder at various times since 1994. PAX paid premiums to the Company of $170,070 in 2011, and is expected to pay premiums to the Company of approximately $130,344 in 2012. The Company believes that the terms of the policies issued to PAX were established on an arms' length basis and does not believe that this relationship would interfere with Mr. Phillips' exercise of independent judgment in carrying out his responsibilities as a director. The Board has considered this information in determining that Mr. Phillips is an independent director within the meaning of the NASDAQ listing requirements.

EQUITY COMPENSATION PLAN INFORMATION

As of December 31, 2011, the Company's Equity Incentive Plan and Restated 2010 Non-Employee Director Restricted Stock Plan were the only compensation plans under which securities of the Company were authorized for issuance. These plans were approved by the Company's shareholders. The Company has no equity compensation plans that have not been approved by the shareholders. The table provides information as of December 31, 2011.

Plan Category	Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares of common stock remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	919,348	$ 10.37	334,666(1)

1. Represents 256,009 shares of common stock available for issuance under the Equity Incentive Plan and 78,657 shares of common stock available for issuance under the 2010 Restated Non-Employee Director Restricted Stock Plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL HOLDERS

The tables below provide information regarding the beneficial ownership of the Company's common stock as of April 23, 2012 for:

- each of our directors;
- each of our named executive officers;
- all directors and executive officers as a group; and
- each beneficial owner of more than five percent of the Company's common stock.

The tables below list the number of shares and percentage of shares beneficially owned based on 18,150,262 shares of common stock outstanding as of April 23, 2012.

Beneficial ownership of the Company's common stock is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities held. Except as indicated and subject to applicable community property laws, to our knowledge the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Directors and Named Executive Officers

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
C. Allen Bradley, Jr. (1)	495,099	2.7%
Philip A. Garcia (2)(3)	3,465	*
Jared A. Morris (2)(4)	65,668	*
Millard E. Morris (2)(5)	100,016	*
Daniel Phillips (2)	9,896	*
Randy Roach (2)(6)	6,138	*
Sean M. Traynor (2)	4,025	*
Austin P. Young III (2)(7)	10,202	*
Geoffrey R. Banta (1)	106,250	*
G. Janelle Frost (1)	65,150	*
Craig P. Leach (1)	59,213	*
Brendan Gau (1)	47,500	*
All directors and executive officers as a group (1) (12 persons)	972,622	5.2%

* Less than 1%.

1. Includes shares of our common stock issuable upon the exercise of options within 60 days as follows: Mr. Bradley (459,000 shares), Ms. Frost (64,000), Mr. Banta (103,750 shares), Mr. Leach (48,498 shares), Mr. Gau (30,000 shares) and all directors and executive officers as a group (705,248 shares).
2. Includes 1,359 shares of restricted stock granted on the date of our 2011 annual meeting of shareholders pursuant to our Restated 2010 Non-Employee Director Restricted Stock Plan. The director has sole voting power, but no dispositive power, with respect to these shares. These shares vest on the date of the Annual Meeting.
3. Includes 2,106 shares beneficially owned through a trust, of which Mr. Garcia is a trustee.
4. Includes 57,817 shares beneficially owned through a trust, of which Mr. J. Morris is a trustee.
5. Includes 94,219 shares beneficially owned by an entity controlled by Mr. M. Morris.
6. Includes 200 shares in an IRA owned by Mr. Roach's spouse.
7. Includes 5,931 shares beneficially owned through a family limited partnership.

Five Percent Holders

The following table sets forth information regarding the number and percentage of shares of common stock held by all persons and entities who are known by the Company to beneficially own five percent or more of the Company's outstanding common stock. The information regarding beneficial ownership of common stock by the entities identified below is included in reliance on a report filed with the Securities and Exchange Commission by such entity, except that the percentages are based upon the Company's calculations made in reliance upon the number of shares reported to be beneficially owned by such entity in such report and the number of shares of common stock outstanding on April 23, 2012.

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
FMR LLC (1)	2,624,409	14.5%
Wellington Management Co. LLP (2)	1,628,687	9.0%
Blackrock, Inc (3)	1,494,368	8.2%
NewSouth Capital Management, Inc. (4)	1,139,275	6.3%
Cortina Asset Management, LLC (5)	1,045,086	5.8%
The Vanguard Group, Inc. (6)	1,018,315	5.6%

1. According to a Schedule 13G/A filed on February 14, 2012 by FMR LLC ("*FMR*"), FMR has sole dispositive power with respect to 2,624,409 shares of common stock. The address for FMR is 82 Devonshire Street, Boston, Massachusetts 02109.
2. According to a Schedule 13G/A filed on February 14, 2012 by Wellington Management Company, LLP ("*Wellington*") Wellington holds shared voting power with respect to 1,229,847 shares of common stock and shared dispositive power with respect to 1,628,687 shares of common stock. The address for Wellington is 280 Congress Street, Boston, Massachusetts 02210.
3. According to a Schedule 13G/A filed on February 10, 2012 by Blackrock, Inc. ("*Blackrock*"), Blackrock has sole voting and dispositive power with respect to 1,494,368 shares of common stock. The address for Blackrock is 40 E. 52nd Street, New York, New York 10022.
4. According to a Schedule 13G filed on February 14, 2012 by NewSouth Capital Management, Inc. ("*NewSouth*"), NewSouth has sole voting power with respect to 763,375 shares of common stock and sole dispositive power with respect to 1,139,275 shares of common stock. The address for NewSouth is 999 S. Shady Grove Rd., Suite 501, Memphis, Tennessee 38120.
5. According to a Schedule 13G filed on January 26, 2012 by Cortina Asset Management, LLC ("*Cortina*") Cortina holds sole voting power with respect to 932,044 shares of common stock and sole dispositive power with respect to 1,045,086 shares of common stock. The address for Cortina is 825 N. Jefferson St., Suite 400, Milwaukee, Wisconsin 53202.
6. According to a Schedule 13G/A filed on February 7, 2012 by The Vanguard Group, Inc. ("*Vanguard*"), Vanguard has sole voting power with respect to 30,826 shares of common stock, sole dispositive power with respect to 987,489 shares of common stock, and shared dispositive power with respect to 30,826 shares of common stock. The address for Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Garcia, Mr. M. Morris, Mr. Phillips, and Mr. Traynor served on the Compensation Committee during 2011. During 2011, no executive officer of the Company served on the Compensation Committee (or equivalent committee), or the Board of Directors, of another entity that had an executive officer who served on the Company's Compensation Committee or Board. Mr. M. Morris founded the Company in 1985, and was an officer at all times prior to 1997.

Mr. Phillips is Chief Executive Officer of PAX, Inc., a supplier of fabricated heavy industrial steel to the petrochemical, petroleum refining, and power industries. PAX, Inc. has been a Company policyholder at various times since 1994. PAX paid premiums to the Company of $170,070 in 2011, and is expected to pay premiums to the Company of approximately $130,344 in 2012. See "Executive Compensation—Certain Relationships and Related Transactions."

AUDIT COMMITTEE REPORT

Management is responsible for the Company's system of internal controls over financial reporting and for preparing its financial statements. The Company's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and to issue a report thereon. The Audit Committee is responsible for overseeing management's conduct of the financial reporting process and system of internal control. It also oversees the Company's internal audit department, approving its audit plans, reviewing its reports, and evaluating its performance. The Audit Committee monitors "whistleblower" activity under Section 806 of the Sarbanes-Oxley Act of 2002, receiving regular reports through the Company's toll-free whistle-blower "hotline." The Committee operates under a written charter adopted by the Board of Directors and reviewed annually by the Committee. The charter is available on the Company's website at www.amerisafe.com.

The Audit Committee reviewed and discussed with both management and the Company's independent registered public accounting firm the audited financial statements of the Company for the year ended December 31, 2011 prior to their issuance. During 2011, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed by the Statement on Account Standards No. 61, as amended, as adopted by the PCAOB in Rule 3200T and by SEC Regulation S-X Rule 2-07, Communications with Audit Committees, as currently in effect, including the quality of the Company's accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with its independent registered public accounting firm matters relating to its independence and received the written disclosures and letter from Ernst & Young LLP required by applicable requirements of the PCAOB Ethics and Independence Rule 3526 regarding the independent accountant's communications with the Audit Committee concerning independence.

Taking all of these reviews and discussions into account, all of the Audit Committee members, whose names are listed below, recommended to the Board that it (a) approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC and (b) accept management's report on its assessment of the effectiveness of the Company's internal control over financial reporting.

Members of the Audit Committee

Austin P. Young III (Chair) *Philip A. Garcia* *Jared A. Morris* *Randy Roach*

INDEPENDENT PUBLIC ACCOUNTANTS

Selection. Ernst & Young LLP served as the Company's independent registered public accounting firm for 2011 and has been selected by the Audit Committee to serve as the Company's independent registered public accounting firm for 2012. Representatives of Ernst & Young will attend the Annual Meeting, will have an opportunity to make a statement and will be available to respond to appropriate questions.

Audit and Non-Audit Fees. The following table presents fees for audit services rendered by Ernst & Young for the audit of the Company's annual financial statements for 2011 and 2010, and fees billed for other services rendered by Ernst & Young.

	2011	2010
Audit Fees (1)	$1,020,000	$990,000
Audit-Related Fees (2)	0	1,995
Tax Fees (3)	0	0
All Other Fees	0	0

1. "Audit Fees" consist principally of fees for the audit of the Company's consolidated financial statements and reviews of the Company's quarterly financial information.
2. "Audit-Related Fees" consist of service costs related to the Company's use of Ernst & Young's online accounting and reporting research tool and services.
3. "Tax Fees" consist principally of fees for tax compliance, tax advice, and tax planning.

Pre-Approval Policies and Procedures. The Audit Committee's policy is to pre-approve all audit and non-audit services provided to the Company by its independent registered public accounting firm (except for items exempt from pre-approval requirements under applicable laws and rules). All audit and non-audit services for 2011 were pre-approved by the Audit Committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of its equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company, the Company believes that during 2011 all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% shareholders were in compliance with Section 16(a).

SHAREHOLDER PROPOSALS FOR 2013 ANNUAL MEETING OF SHAREHOLDERS

In order to be included in the Company's proxy materials for the 2013 annual meeting of shareholders, a shareholder proposal must be received in writing by the Company at 2301 Highway 190 West, DeRidder, Louisiana 70634 by January 3, 2013 and otherwise comply with all requirements of the SEC for shareholder proposals.

In addition, the Company's Bylaws provide that any shareholder who desires to bring a proposal before an annual meeting must give timely written notice of the proposal to the Company's Secretary. To be timely, the notice (other than a notice recommending a director candidate) must be delivered to the above address not less than 60 nor more than 90 calendar days prior to the annual meeting. In the event public announcement of the date of the annual meeting is not made at least 75 calendar days prior to the date of the annual meeting, the notice must be received not later than the close of business on the 10th calendar day following the day on which public announcement of the date of the annual meeting is first made. To be timely, a notice (other than a notice recommending a director candidate) must be received no earlier than March 17, 2013 and no later than April 16, 2013. Under the Company's Bylaws, a notice recommending a director candidate must be delivered to the above address not less than 60 nor more than 90 calendar days before the anniversary of the date on which the Company first mailed its proxy materials for the prior year's annual meeting of shareholders. To be timely, a notice recommending a director candidate must be received no earlier than February 2, 2013 and no later than March 4, 2013. The notice must also describe the shareholder proposal in reasonable detail and provide certain other information required by the Company's Bylaws. A copy of the Company's Bylaws is available upon request from the Company's Secretary.

OTHER MATTERS

The Board does not know of any other matters that are to be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, it is intended that the enclosed proxy will be voted in accordance with the judgment of the persons voting the proxy.

By Order of the Board of Directors,



C. Allen Bradley, Jr.
Chairman and
Chief Executive Officer

DeRidder, Louisiana
April 27, 2012

Appendix A

AMERISAFE, INC.

2012 EQUITY AND INCENTIVE COMPENSATION PLAN

1. **Purpose.** The purpose of this 2012 Equity and Incentive Compensation Plan is to attract and retain Directors, officers and other employees of the Company and its Subsidiaries and to provide to such persons appropriate incentives and rewards for superior performance.

2. **Definitions.** As used in this Plan:

(a) "Appreciation Right" means a right granted pursuant to **Section 5** or **Section 9** of this Plan, and will include both Free-Standing Appreciation Rights and Tandem Appreciation Rights.

(b) "Base Price" means the price to be used as the basis for determining the Spread upon the exercise of a Free-Standing Appreciation Right or a Tandem Appreciation Right.

(c) "Board" means the Board of Directors of the Company.

(d) "Business Combination" means consummation of a reorganization, merger or consolidation, a sale or other disposition of all or substantially all of the assets of the Company or other transaction.

(e) "Cash Incentive Award" means a cash award granted pursuant to **Section 8** of this Plan.

(f) "Cause" means, unless otherwise set forth in an Evidence of Award or other agreement between the Company and a Participant: (i) the Participant's conviction, guilty plea or plea of *nolo contendere* to any felony, or to any crime of moral turpitude; (ii) the willful misconduct of the Participant, or the willful or continued failure by the Participant (except as a result of disability or illness) to substantially perform his duties to the Company, in either case which has a material adverse effect on the Company; or (iii) the willful fraud or material dishonesty of the Participant in connection with his performance of duties to the Company or a Subsidiary, as the case may be; provided, however, that, unless otherwise set forth in an Evidence of Award or other agreement between the Company and a Participant, a Participant shall not be deemed to have been terminated for Cause under this Plan or any Evidence of Award issued hereunder unless the Participant is given the opportunity to cure any acts or omissions giving rise to a termination for Cause (other than those acts or omissions set forth in subsection (i) of the definition of Cause) within 30 days of the Participant's receipt of notice of such acts or omissions.

(g) "Change in Control" has the meaning set forth in **Section 13** of this Plan.

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(i) "Committee" means the Compensation Committee of the Board (or its successor(s)), or any other committee of the Board designated by the Board to administer this Plan pursuant to **Section 11** of this Plan consisting solely of not less than two Non-Employee Directors.

(j) "Common Shares" means the common shares of the Company, $0.01 par value per share, or any security into which such common shares may be changed by reason of any transaction or event of the type referred to in **Section 12** of this Plan.

(k) "Company" means AMERISAFE, Inc., a Texas corporation.

(l) "Covered Employee" means a Participant who is, or is determined by the Committee to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Code (or any successor provision).

(m) "Date of Grant" means the date specified by the Committee on which a grant of Option Rights, Appreciation Rights, Performance Shares, Performance Units, Cash Incentive Awards or other awards contemplated by **Section 10** of this Plan, or a grant or sale of Restricted Shares, Restricted Share Units, or

other awards contemplated by **Section 10** of this Plan will become effective (which date will not be earlier than the date on which the Committee takes action with respect thereto).

(n) "Detrimental Activity" means, unless otherwise set forth in an Evidence of Award or other agreement between the Company and a Participant:

(i) Engaging in any activity as an employee, principal, agent, or consultant for another entity that competes, directly or indirectly, with the Company in any actual, researched, or prospective product, service, system, or business activity for which the Participant has had any direct or indirect responsibility during the last two years of his or her employment with, or having acted as a consultant to, the Company or a Subsidiary (or such other period specified in an Evidence of Award), in any territory in which the Company or a Subsidiary manufactures, sells, markets, services, or installs such product, service, or system, or engages in such business activity (or any portion of such territory or such other territory specified in the Evidence of Award).

(ii) Soliciting any employee of the Company or a Subsidiary to terminate his or her employment with the Company or a Subsidiary.

(iii) The disclosure to anyone outside the Company or a Subsidiary, or the use in other than the Company's or a Subsidiary's business, without prior written authorization from the Company, of any confidential, proprietary or trade secret information or material relating to the business of the Company or its Subsidiaries, acquired by the Participant during his or her employment with the Company or its Subsidiaries or while acting as a consultant for the Company or its Subsidiaries.

(iv) The failure or refusal to disclose promptly and to assign to the Company upon request all right, title and interest in any invention or idea, patentable or not, made or conceived by the Participant during employment by, or while consulting with, the Company or any Subsidiary, relating in any manner to the actual or anticipated business, research or development work of the Company or any Subsidiary or the failure or refusal to do anything reasonably necessary to enable the Company or any Subsidiary to secure a patent where appropriate in the United States and in other countries.

(v) Activity that results in termination of employment for Cause.

(vi) Any other conduct or act determined to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary unless the Participant acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

(o) "Director" means a member of the Board.

(p) "Effective Date" means the date this Plan is approved by the shareholders of the Company.

(q) "Evidence of Award" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of an award granted under the Plan. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

(r) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

(s) "Free-Standing Appreciation Right" means an Appreciation Right granted pursuant to **Section 5** or **Section 9** of this Plan that is not granted in tandem with an Option Right.

(t) "Good Reason" means, unless otherwise set forth in an Evidence of Award or other agreement between the Company and a Participant, in each case without the Participant's consent, (i) a material diminution in the Participant's authority, duties or responsibilities, in each case from those in effect immediately prior to a Change in Control; (ii) a material reduction in the Participant's base salary from that in effect immediately prior to a Change in Control; (iii) a material reduction in the Participant's ability to

earn annual bonus and other incentive compensation that results in a material reduction in the total annual compensation a Participant may earn, in each case from those in effect immediately prior to a Change in Control; (iv) the relocation of the Participant's principal place of employment to a location more than 35 miles from the Participant's principal place of business immediately prior to a Change in Control; or (v) a material breach by the Company or a Subsidiary of this Plan or any agreement governing the Participant's employment by the Company or a Subsidiary; provided, however, that, unless otherwise set forth in an Evidence of Award or other agreement between the Company and a Participant, a Participant shall not be deemed to have terminated his employment for Good Reason under this Plan or any Evidence of Award unless (i) within 60 days after the date of the condition or event giving rise to Good Reason, the Participant gives notice to the Company that the Participant does not wish to remain in the employ of the Company or a Subsidiary, as applicable, as a result of such condition or event, (ii) the Company or Subsidiary, as the case may be, does not cure such condition or event within 30 days after receiving the notice described in the preceding clause (i), and (iii) the Participant terminates employment within 180 days after the initial existence of such condition or event.

(u) "Incentive Stock Options" means Option Rights that are intended to qualify as "incentive stock options" under Section 422 of the Code or any successor provision.

(v) "Incumbent Directors" means the individuals who, as of the Effective Date, are Directors and any individual becoming a Director subsequent to the date thereof whose election, nomination for election by the Company's shareholders, or appointment, was approved by a specific vote of at least two-thirds of the then Incumbent Directors; provided, however, that an individual shall not be an Incumbent Director if such individual's election or appointment to the Board occurs as a result of an actual or threatened election contest (as described in Rule 14a-12(c) of the Exchange Act) with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Board.

(w) "Management Objectives" means the measurable performance objective or objectives established pursuant to this Plan for, when so determined by the Board, Participants who have received grants of Performance Shares, Performance Units or Cash Incentive Awards or, when so determined by the Committee, Option Rights, Appreciation Rights, Restricted Shares, Restricted Share Units, dividend equivalents or other awards pursuant to this Plan. Management Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or of the Subsidiary, division, department, region, function or other organizational unit within the Company or Subsidiary in which the Participant is employed. The Management Objectives may be made relative to the performance of other companies or subsidiaries, divisions, departments, regions, functions or other organizational units within such other companies, and may be made relative to an index or one or more of the performance objectives themselves. The Committee may grant awards subject to Management Objectives that are either Qualified Performance-Based Awards or are not Qualified Performance-Based Awards. The Management Objectives applicable to any Qualified Performance-Based Award to a Covered Employee will be based on one or more, or any combination, of the following metrics: (1) cash flow/net assets ratio; (2) return on assets, capital or investment; (3) return on equity; (4) earnings per share growth; (5) revenue growth; (6) total shareholder return; (7) loss ratio; (8) expense ratio; (9) combined ratio; (10) direct premiums written or premium volume; (11) net income (before or after taxes); (12) earnings before all or any interest, taxes, depreciation and/or amortization ("EBIT", "EBITA" or "EBITDA"); (13) market share; (14) cost reduction goals; (15) earnings from continuing operations; (16) levels of expense, costs or liabilities; (17) operating profit; (18) sales or revenues; (19) stock price appreciation; or (20) implementation or completion of critical projects or processes.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Committee may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable, except in the case of a Qualified Performance-Based Award

(other than in connection with a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such case, the Committee will not make any modification of the Management Objectives or minimum acceptable level of achievement with respect to a Covered Employee.

(x) "Market Value per Share" means, as of any particular date, the closing price of a Common Share as reported for that date on the NASDAQ Stock Market or, if the Common Shares are not then listed on the NASDAQ Stock Market, on any other national securities exchange on which the Common Shares are listed, or if there are no sales on such date, on the next preceding trading day during which a sale occurred. If there is no regular public trading market for the Common Shares, then the Market Value per Share shall be the fair market value as determined in good faith by the Committee. The Committee is authorized to adopt another fair market value pricing method provided such method is stated in the Evidence of Award and is in compliance with the fair market value pricing rules set forth in Section 409A of the Code.

(y) "Non-Employee Director" means a person who is a "Non-Employee Director" of the Company within the meaning of Rule 16b-3 promulgated under the Exchange Act and an "outside director" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder by the U.S. Department of the Treasury.

(z) "Optionee" means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

(aa) "Option Price" means the purchase price payable on exercise of an Option Right.

(bb) "Option Right" means the right to purchase Common Shares upon exercise of an option granted pursuant to **Section 4** or **Section 9** of this Plan.

(cc) "Participant" means a person who is selected by the Committee to receive benefits under this Plan and who is at the time an officer or other employee of the Company or any Subsidiary or who has agreed to commence serving in any of such capacities within 90 days of the Date of Grant, and will also include each non-employee Director who receives an award under this Plan. The term "Participant" will also include any person who provides services to the Company or a Subsidiary that are equivalent to those typically provided by an employee.

(dd) "Performance Period" means, in respect of a Performance Share or Performance Unit, a period of time established pursuant to **Section 8** of this Plan within which the Management Objectives relating to such Performance Share or Performance Unit are to be achieved.

(ee) "Performance Share" means a bookkeeping entry that records the equivalent of one Common Share awarded pursuant to **Section 8** of this Plan.

(ff) "Performance Unit" means a bookkeeping entry awarded pursuant to **Section 8** of this Plan that records a unit equivalent to $1.00 or such other value as is determined by the Committee.

(gg) "Plan" means this AMERISAFE, Inc. 2012 Equity and Incentive Compensation Plan.

(hh) "Predecessor Plan" means the AMERISAFE, Inc. 2005 Equity Incentive Plan.

(ii) "Qualified Performance-Based Award" means any award of Performance Shares, Performance Units, Restricted Shares, Restricted Share Units or other awards contemplated under **Section 10** of this Plan, or portion of such award, to a Covered Employee that is intended to satisfy the requirements for "qualified performance-based compensation" under Section 162(m) of the Code.

(jj) "Restricted Shares" means Common Shares granted or sold pursuant to **Section 6** or **Section 9** of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfer has expired. In the event a Business Combination results in the outstanding Common Shares being converted or exchanged into the right to receive cash, other securities or other property, then for purposes of this Plan, the term "Restricted Shares" shall be deemed to refer to such cash, other securities or other property.

(kk) "Restricted Share Units" means an award made pursuant to **Section 7** or **Section 9** of this Plan of the right to receive Common Shares or cash at the end of a specified period.

(ll) "Restriction Period" means the period of time during which Restricted Share Units are subject to restrictions, as provided in **Section 7** or **Section 9** of this Plan.

(mm) "Spread" means the excess of the Market Value per Share on the date when an Appreciation Right is exercised over the Option Price or Base Price provided for in the related Option Right or Free-Standing Appreciation Right, respectively.

(nn) "Subsidiary" means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture, limited liability company, or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company; provided, however, that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation in which at the time the Company owns or controls, directly or indirectly, more than 50 percent of the total combined voting power of the Voting Securities.

(oo) "Tandem Appreciation Right" means an Appreciation Right granted pursuant to **Section 5** or **Section 9** of this Plan that is granted in tandem with an Option Right.

(pp) "Voting Securities" means, at any time, (i) the securities entitled to vote generally in the election of Directors in the case of the Company, or (ii) the securities entitled to vote generally in the election of members of the board of directors or similar body in the case of another legal entity.

3. **Shares Available Under the Plan.**

(a) Maximum Shares Available Under Plan.

(i) Subject to adjustment as provided in **Section 12** of this Plan, the number of Common Shares that may be issued or transferred (A) upon the exercise of Option Rights or Appreciation Rights, (B) as Restricted Shares and released from substantial risks of forfeiture thereof, (C) in payment of Restricted Share Units, (D) in payment of Performance Shares or Performance Units that have been earned, (E) as awards to non-employee Directors, (F) as awards contemplated by **Section 10** of this Plan, or (G) in payment of dividend equivalents paid with respect to awards made under the Plan will not exceed in the aggregate 500,000 Common Shares. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

(ii) Common Shares covered by an award granted under this Plan will not be counted as used unless and until they are actually issued and delivered to a Participant and, therefore, the total number of shares available under this Plan as of a given date will not be reduced by any shares relating to prior awards that have expired or have been forfeited or cancelled. Upon payment in cash of the benefit provided by any award granted under the Plan, any Common Shares that were covered by that award will again be available for issue or transfer hereunder. Notwithstanding anything to the contrary contained herein: (A) if Common Shares are tendered or otherwise used in payment of the Option Price of an Option Right, the total number of Common Shares covered by the Option Right being exercised will reduce the aggregate plan limit described above; (B) Common Shares withheld by the Company to satisfy the tax withholding obligation will reduce the aggregate plan limit described above; and (C) the number of Common Shares covered by an Appreciation Right, to the extent that it is exercised and settled in Common Shares, and whether or not all Common Shares covered by the Appreciation Right are actually issued to the Participant upon exercise of the Appreciation Right, will be considered issued or transferred pursuant to this Plan. In the event that the Company repurchases Common Shares with Option Right proceeds, those Common Shares will not be added to the aggregate plan limit described

above. If, under this Plan, a Participant has elected to give up the right to receive compensation in exchange for Common Shares based on fair market value, such Common Shares will not count against the aggregate plan limit described above.

(b) Limit on Incentive Stock Options and Full-Value Awards.

(i) Notwithstanding anything in this **Section 3**, or elsewhere in this Plan, to the contrary and subject to adjustment as provided in **Section 12** of this Plan, the aggregate number of Common Shares actually issued or transferred by the Company upon the exercise of Incentive Stock Options will not exceed 500,000 Common Shares.

(ii) The number of shares issued as Restricted Shares, in payment of Restricted Share Units, as Performance Shares and in payment of Performance Units and as other awards under **Section 10** of this Plan (after taking into account any forfeitures and cancellations) will not during the life of the Plan in the aggregate exceed 500,000 Common Shares.

(c) Individual Participant Limits. Notwithstanding anything in this **Section 3**, or elsewhere in this Plan to the contrary, and subject to adjustment as provided in **Section 12** of this Plan:

(i) No Participant will be granted Option Rights or Appreciation Rights, in the aggregate, for more than 50,000 Common Shares during any calendar year.

(ii) No Participant will be granted Qualified Performance-Based Awards of Restricted Shares, Restricted Share Units, Performance Shares or other awards under **Section 10** of this Plan, in the aggregate, for more than 50,000 Common Shares during any calendar year.

(iii) Notwithstanding any other provision of this Plan to the contrary, in no event will any Participant in any calendar year receive a Qualified Performance-Based Award of Performance Units or other awards payable in cash under **Section 10** of this Plan having an aggregate maximum value as of their respective Dates of Grant in excess of $1,500,000.

(iv) In no event will any Participant in any calendar year receive a Qualified Performance-Based Award that is a Cash Incentive Award having an aggregate maximum value in excess of $1,500,000.

(d) Notwithstanding anything in this Plan to the contrary, up to 10% of the maximum number of Common Shares that may be issued or transferred under this Plan as provided for in **Section 3(a)** of this Plan, as may be adjusted under **Section 12** of this Plan, may be used for (i) awards granted under **Section 6** through **Section 8** and **Section 10** of this Plan that do not comply with the three-year or one-year vesting requirements set forth in such sections of this Plan plus (ii) awards granted to non-employee directors under **Section 9** of this Plan.

4. **Option Rights.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Option Rights. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of Common Shares to which it pertains subject to the limitations set forth in **Section 3** of this Plan.

(b) Each grant will specify an Option Price per share, which may not be less than the Market Value per Share on the Date of Grant.

(c) Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company or by wire transfer of immediately available funds, (ii) by the actual or constructive transfer to the Company of Common Shares owned by the Optionee (or other consideration authorized pursuant to **Section 4(d)** of this Plan) having a value at the time of exercise equal to the total Option Price, (iii) subject to any conditions or limitations established by the Committee, the Company's withholding Common Shares otherwise issuable upon exercise of an Option Right pursuant to a "net exercise" arrangement (it being understood that, solely for purposes of determining the number of treasury shares held by the Company, the

Common Shares so withheld will not be treated as issued and acquired by the Company upon such exercise), (iv) by a combination of such methods of payment, or (v) by such other methods as may be approved by the Committee.

(d) To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the shares to which such exercise relates.

(e) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(f) Each grant will specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable. A grant of Option Rights may provide for the earlier exercise of such Option Rights (i) in the event of the retirement, death or disability of a Participant, or (ii) in the event of a Change in Control where either (A) within a specified period the Participant is involuntarily terminated for reasons other than for Cause or terminates his or her employment for Good Reason or (B) such Option Rights are not assumed or converted into replacement awards in a manner described in the Evidence of Award.

(g) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights.

(h) Option Rights granted under this Plan may be (i) options, including, without limitation, Incentive Stock Options, that are intended to qualify under particular provisions of the Code, (ii) options that are not intended so to qualify, or (iii) combinations of the foregoing. Incentive Stock Options may only be granted to Participants who meet the definition of "employees" under Section 3401(c) of the Code.

(i) The exercise of an Option Right will result in the cancellation on a share- for-share basis of any Tandem Appreciation Right authorized under **Section 5** of this Plan.

(j) No Option Right will be exercisable more than 10 years from the Date of Grant.

(k) No Option Right will entitle an Optionee to any voting, dividend or other ownership rights with respect to the Common Shares underlying the Option Right prior to the exercise thereof.

(l) Each grant of Option Rights will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

5. **Appreciation Rights.**

(a) The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting (i) to any Optionee, of Tandem Appreciation Rights in respect of Option Rights granted hereunder, and (ii) to any Participant, of Free-Standing Appreciation Rights. A Tandem Appreciation Right will be a right of the Optionee, exercisable by surrender of the related Option Right, to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise. Tandem Appreciation Rights may be granted at any time prior to the exercise or termination of the related Option Rights; provided, however, that a Tandem Appreciation Right awarded in relation to an Incentive Stock Option must be granted concurrently with such Incentive Stock Option. A Free-Standing Appreciation Right will be a right of the Participant to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise.

(b) Each grant of Appreciation Rights may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(i) Each grant may specify that the amount payable on exercise of an Appreciation Right will be paid by the Company in cash, Common Shares or any combination thereof.

(ii) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Committee at the Date of Grant.

(iii) Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

(iv) Each grant may specify the period or periods of continuous service by the Participant with the Company or any Subsidiary that is necessary before the Appreciation Rights or installments thereof will become exercisable. A grant of Appreciation Rights may provide for the earlier exercise of such Appreciation Rights in the event of the retirement, death or disability of a Participant, or (ii) in the event of a Change in Control where either (A) within a specified period the Participant is involuntarily terminated for reasons other than for Cause or terminates his or her employment for Good Reason or (B) such Appreciation Rights are not assumed or converted into replacement awards in a manner described in the Evidence of Award.

(v) Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition of the exercise of such Appreciation Rights.

(vi) Each grant of Appreciation Rights will be evidenced by an Evidence of Award, which Evidence of Award will describe such Appreciation Rights, identify the related Option Rights (if applicable), and contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

(c) Any grant of Tandem Appreciation Rights will provide that such Tandem Appreciation Rights may be exercised only at a time when the related Option Right is also exercisable and at a time when the Spread is positive, and by surrender of the related Option Right for cancellation. Successive grants of Tandem Appreciation Rights may be made to the same Participant regardless of whether any Tandem Appreciation Rights previously granted to the Participant remain unexercised.

(d) Regarding Free-Standing Appreciation Rights only:

(i) Each grant will specify in respect of each Free-Standing Appreciation Right a Base Price, which may not be less than the Market Value per Share on the Date of Grant;

(ii) Successive grants may be made to the same Participant regardless of whether any Free-Standing Appreciation Rights previously granted to the Participant remain unexercised; and

(iii) No Free-Standing Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

6. **Restricted Shares.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the grant or sale of Restricted Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant or sale will provide that the Restricted Shares covered by such grant or sale that vest upon the passage of time will be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee at the Date of Grant or upon achievement of Management Objectives referred to in subparagraph (e) below. If the elimination of restrictions is based only on the passage of time rather than the achievement of Management Objectives, the period of time will be no shorter than three years, except that the restrictions may be removed ratably during the three-year period, on at least an annual basis, as determined by the Committee.

(d) Each such grant or sale will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares will be prohibited or restricted in the manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

(e) Any grant of Restricted Shares may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such Restricted Shares; provided, however, that notwithstanding subparagraph (c) above, restrictions relating to Restricted Shares that vests upon the achievement of Management Objectives may not terminate sooner than one year from the Date of Grant. Each grant may specify in respect of such Management Objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of Restricted Shares on which restrictions will terminate if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified Management Objectives. The grant of a Qualified Performance-Based Award of Restricted Shares will specify that, before the termination or early termination of restrictions applicable to such Restricted Shares, the Committee must determine that the Management Objectives have been satisfied.

(f) Notwithstanding anything to the contrary contained in this Plan, any grant or sale of Restricted Shares may provide for the earlier termination of restrictions on such Restricted Shares (i) in the event of the retirement, death or disability of a Participant or (ii) in the event of a Change in Control where either (A) within a specified period the Participant is involuntarily terminated for reasons other than for Cause or terminates his or her employment for Good Reason or (B) such Restricted Shares is not assumed or converted into replacement awards in a manner described in the Evidence of Award; provided, however, that no award of Restricted Shares intended to be a Qualified Performance-Based Award will provide for such early termination of restrictions (other than in connection with the death or disability of the Participant or a Change in Control) to the extent such provisions would cause such award to fail to be a Qualified Performance-Based Award.

(g) Any such grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award; provided, however, that dividends or other distributions on Restricted Shares with restrictions that lapse as a result of the achievement of Management Objectives will be deferred until and paid contingent upon the achievement of the applicable Management Objectives.

(h) Each grant or sale of Restricted Shares will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, (i) all certificates representing Restricted Shares will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such shares or (ii) all Restricted Shares will be held at the Company's transfer agent in book entry form with appropriate restrictions relating to the transfer of such Restricted Shares.

7. **Restricted Share Units.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting or sale of Restricted Share Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute the agreement by the Company to deliver Common Shares or cash to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include the achievement of Management Objectives) during the Restriction Period as the Committee may specify. If a grant of Restricted Share Units specifies that the Restriction Period will terminate only upon the achievement of Management Objectives or that the

Restricted Share Units will be earned based on the achievement of Management Objectives, then, notwithstanding anything to the contrary contained in subparagraph (c) below, the applicable Restriction Period may not be a period of less than one year from the Date of Grant. Each grant may specify in respect of such Management Objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of Restricted Share Units on which restrictions will terminate if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified Management Objectives. The grant of Qualified Performance-Based Awards of Restricted Share Units will specify that, before the termination or early termination of restrictions applicable to such Restricted Share Units or the earning of such Restricted Share Units, the Committee must determine that the Management Objectives have been satisfied.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) If the Restriction Period lapses only by the passage of time rather than the achievement of Management Objectives as provided in subparagraph (a) above, each such grant or sale will be subject to a Restriction Period of not less than three years, except that a grant or sale may provide that the Restriction Period will expire ratably during the three-year period, on at least an annual basis, as determined by the Committee.

(d) Notwithstanding anything to the contrary contained in this Plan, any grant or sale of Restricted Share Units may provide for the earlier lapse or other modification of the Restriction Period (i) in the event of the retirement, death or disability of a Participant or (ii) in the event of a Change in Control where either (A) within a specified period the Participant is involuntarily terminated for reasons other than for Cause or terminates his or her employment for Good Reason or (B) such Restricted Share Units are not assumed or converted into replacement awards in a manner described in the Evidence of Award; provided, however, that no award of Restricted Share Units intended to be a Qualified Performance-Based Award will provide for such early lapse or modification of the Restriction Period (other than in connection with the death or disability of the Participant or a Change in Control) to the extent such provisions would cause such award to fail to be a Qualified Performance-Based Award.

(e) During the Restriction Period, the Participant will have no right to transfer any rights under his or her award and will have no rights of ownership in the Common Shares deliverable upon payment of the Restricted Share Units and will have no right to vote them, but the Committee may, at the Date of Grant, authorize the payment of dividend equivalents on such Restricted Share Units on either a current or deferred or contingent basis, either in cash or in additional Common Shares; provided, however, that dividends or other distributions on Common Shares underlying Restricted Share Units with restrictions that lapse as a result of the achievement of Management Objectives will be deferred until and paid contingent upon the achievement of the applicable Management Objectives.

(f) Each grant or sale of Restricted Share Units will specify the time and manner of payment of the Restricted Share Units that have been earned. Each grant or sale will specify that the amount payable with respect thereto will be paid by the Company in Common Shares or cash, or a combination thereof.

(g) Each grant or sale of Restricted Share Units will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

8. **Cash Incentive Awards, Performance Shares and Performance Units.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting of Cash Incentive Awards, Performance Shares and Performance Units. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number or amount of Performance Shares or Performance Units, or amount payable with respect to Cash Incentive Awards, to which it pertains, which number or amount may be subject to adjustment to reflect changes in compensation or other factors; provided, however, that no

such adjustment will be made in the case of a Qualified Performance-Based Award (other than in connection with the death or disability of the Participant or a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code.

(b) The Performance Period with respect to each Cash Incentive Award, Performance Share or Performance Unit will be such period of time (not less than one year) as will be determined by the Committee at the time of grant, which may be subject to earlier lapse or other modification (i) in the event of the retirement, death or disability of a Participant or (ii) in the event of a Change in Control where either (A) within a specified period the Participant is involuntarily terminated for reasons other than for Cause or terminates his or her employment for Good Reason or (B) such Performance Shares and Performance Units are not assumed or converted into replacement awards in a manner described in the Evidence of Award; provided, however, that no such adjustment will be made in the case of a Qualified Performance-Based Award (other than in connection with the death or disability of the Participant or a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such event, the Evidence of Award will specify the time and terms of delivery.

(c) Any grant of Cash Incentive Awards, Performance Shares or Performance Units will specify Management Objectives which, if achieved, will result in payment or early payment of the award, and each grant may specify in respect of such specified Management Objectives a minimum acceptable level or levels of achievement and may set forth a formula for determining the number of Performance Shares or Performance Units, or amount payable with respect to Cash Incentive Awards, that will be earned if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified Management Objectives. The grant of a Qualified Performance-Based Award of a Cash Incentive Award, Performance Shares or Performance Units will specify that, before the Cash Incentive Award, Performance Shares or Performance Units will be earned and paid, the Committee must determine that the Management Objectives have been satisfied.

(d) Each grant will specify the time and manner of payment of Cash Incentive Awards, Performance Shares or Performance Units that have been earned. Any grant may specify that the amount payable with respect thereto may be paid by the Company in cash, in Common Shares, in Restricted Shares or Restricted Share Units or in any combination thereof.

(e) Any grant of Cash Incentive Awards, Performance Shares or Performance Units may specify that the amount payable or the number of Common Shares, Restricted Shares or Restricted Share Units with respect thereto may not exceed a maximum specified by the Committee at the Date of Grant.

(f) The Committee may, at the Date of Grant of Performance Shares, provide for the payment of dividend equivalents to the holder thereof either in cash or in additional Common Shares, subject in all cases to deferral and payment on a contingent basis based on the Participant's earning of the Performance Shares with respect to which such dividend equivalents are paid.

(g) Each grant of Cash Incentive Awards, Performance Shares or Performance Units will be evidenced by an Evidence of Award and will contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

9. **Awards to Non-Employee Directors.** Subject to the limit set forth in **Section 3(d)** of this Plan, the Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to non-employee Directors of Option Rights, Appreciation Rights or other awards contemplated by **Section 10** of this Plan and may also authorize the grant or sale of Common Shares, Restricted Shares or Restricted Share Units to non-employee Directors. Each grant of an award to a non-employee Director will be upon such terms and conditions as approved by the Committee, will not be subject to any minimum vesting period, and will be evidenced by an Evidence of Award in such form as will be approved by the Committee. Each grant will specify, in the case of an Option Right, an Option Price per share and, in the case of a Free-Standing Appreciation Right, a Base Price per share, which will not be less than the Market Value per Share on

the Date of Grant. Each Option Right and Free-Standing Appreciation Right granted under the Plan to a non-employee Director will expire not more than 10 years from the Date of Grant and will be subject to earlier termination as hereinafter provided. If a non-employee Director subsequently becomes an employee of the Company or a Subsidiary while remaining a member of the Board, any award held under this Plan by such individual at the time of such commencement of employment will not be affected thereby. Non-employee Directors, pursuant to this **Section 9**, may be awarded, or may be permitted to elect to receive, pursuant to procedures established by the Board, all or any portion of their annual retainer, meeting fees or other fees in Common Shares, Restricted Shares, Restricted Share Units or other awards under the Plan in lieu of cash.

10. **Other Awards.**

(a) Subject to applicable law and the limit set forth in **Section 3(d)** of this Plan, the Committee may grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Shares, purchase rights for Common Shares, awards with value and payment contingent upon performance of the Company or specified Subsidiaries, affiliates or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of Common Shares or the value of securities of, or the performance of specified Subsidiaries or affiliates or other business units of the Company. The Committee will determine the terms and conditions of such awards. Common Shares delivered pursuant to an award in the nature of a purchase right granted under this **Section 10** will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, Common Shares, other awards, notes or other property, as the Committee determines.

(b) Cash awards, as an element of or supplement to any other award granted under this Plan, may also be granted pursuant to this **Section 10**.

(c) The Committee may grant Common Shares as a bonus, or may grant other awards in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as will be determined by the Committee in a manner that complies with Section 409A of the Code.

(d) If the earning or vesting of, or elimination of restrictions applicable to, an award granted under this **Section 10** is based only on the passage of time rather than the achievement of Management Objectives, the period of time shall be no shorter than three years, except that the restrictions may be removed no sooner than ratably on an annual basis during the three-year period as determined by the Committee. If the earning or vesting of, or elimination of restrictions applicable to, awards granted under this **Section 10** is based on the achievement of Management Objectives, the earning, vesting or restriction period may not terminate sooner than one year from the Date of Grant.

(e) Notwithstanding anything to the contrary contained in this Plan, any grant of an award under this **Section 10** may provide for the earning or vesting of, or earlier elimination of restrictions applicable to, such award (i) in the event of the retirement, death or disability of the Participant, or (ii) in the event of a Change in Control where either (A) within a specified period the Participant is involuntarily terminated for reasons other than for Cause or terminates his or her employment for Good Reason or (B) such Other Awards are not assumed or converted into replacement awards in a manner described in the Evidence of Award; provided, however, that no such adjustment will be made in the case of a Qualified Performance-Based Award (other than in connection with the death or disability of the Participant or a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such event, the Evidence of Award will specify the time and terms of delivery.

11. **Administration of the Plan.**

(a) This Plan will be administered by the Committee. The Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof. To the extent of any such delegation, references in this Plan to the Committee will be deemed to be references to such subcommittee. The Board also retains the authority to take action under the Plan. To the extent of any such action, referencing in this Plan to the Committee will be deemed references to the Board.

(b) The interpretation and construction by the Committee of any provision of this Plan or of any agreement, notification or document evidencing the grant of awards under this Plan and any determination by the Committee pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith.

(c) The Committee may delegate to one or more of its members or to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee, the subcommittee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee, the subcommittee or such person may have under the Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as the Committee: (i) designate employees to be recipients of awards under this Plan; and (ii) determine the size of any such awards; provided, however, that (A) the Committee will not delegate such responsibilities to any such officer for awards granted to an employee who is an officer, Director, or more than 10% beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Committee in accordance with Section 16 of the Exchange Act, or any Covered Employee; (B) the resolution providing for such authorization sets forth the total number of Common Shares such officer(s) may grant; and (C) the officer(s) will report periodically to the Committee regarding the nature and scope of the awards granted pursuant to the authority delegated.

12. **Adjustments.** The Committee will make or provide for such adjustments in the numbers of Common Shares covered by outstanding Option Rights, Appreciation Rights, Restricted Share Units, Performance Shares and Performance Units granted hereunder and, if applicable, in the number of Common Shares covered by other awards granted pursuant to **Section 10** hereof, in the Option Price and Base Price provided in outstanding Option Rights and Appreciation Rights, in the kind of shares covered thereby, and in Cash Incentive Awards as the Committee, in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split- off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each Option Right or Appreciation Right with an Option Price or Base Price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its sole discretion elect to cancel such Option Right or Appreciation Right without any payment to the person holding such Option Right or Appreciation Right. The Committee will also make or provide for such adjustments in the numbers of shares specified in **Section 3** of this Plan as the Committee in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this **Section 12**; provided, however, that any such adjustment to the number specified in **Section 3(b)** will be made only if and to the extent that such adjustment would not cause any Option Right intended to qualify as an Incentive Stock Option to fail to so qualify.

13. **Change in Control.** For purposes of this Plan, except as may be otherwise prescribed by the Committee in an Evidence of Award made under this Plan, a "Change in Control" will be deemed to have occurred upon the occurrence of any of the following events:

(a) the acquisition by any person or entity of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of **35%** or more of the then outstanding Voting Securities of the Company; provided, however, that for purposes of this **Section 13(a)**, the following acquisitions shall not constitute a Change in Control: (A) any acquisition of Voting Securities by the Company or a Subsidiary, (B) any acquisition of Voting Securities by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary or (C) any acquisition of Voting Securities by any person or entity pursuant to a Business Combination that complies with clauses (A), (B) and (C) of **Section 13(c)** below;

(b) a majority of the Board ceases to be comprised of Incumbent Directors;

(c) a Business Combination, unless, immediately following the Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of Voting Securities immediately prior to the Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding Voting Securities of the entity resulting from the Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (B) no Person (other than the Company, such entity resulting from the Business Combination, or any employee benefit plan (or related trust) sponsored or maintained by the Company, any Subsidiary or such entity resulting from the Business Combination) beneficially owns, directly or indirectly, 35% or more of the combined voting power of the then outstanding Voting Securities of the entity resulting from the Business Combination; provided, however, that no Person will be treated for purposes of this **Section 13(c)** as beneficially owning 35% or more of the Voting Securities of the entity resulting from the Business Combination solely as a result of the Voting Securities held in the Company prior to consummation of the Business Combination and (C) at least a majority of the members of the board of directors of the entity resulting from the Business Combination were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for the Business Combination; or

(d) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Combination that complies with clauses (A), (B) and (C) of **Section 13(c)** hereof.

14. **Detrimental Activity and Recapture Provisions**. Any Evidence of Award may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if a Participant, either during employment by the Company or a Subsidiary or within a specified period after termination of such employment, shall engage in any Detrimental Activity. In addition, notwithstanding anything in this Plan to the contrary, any Evidence of Award may also provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Common Shares may be traded.

15. **Non U.S. Participants.** In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America or who provide services to the Company under an agreement with a foreign nation or agency, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan

(including, without limitation, sub-plans) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

16. **Transferability.**

(a) Except as otherwise determined by the Committee, no Option Right, Appreciation Right, Restricted Shares, Restricted Share Unit, Performance Share, Performance Unit, Cash Incentive Award, award contemplated by **Section 9** or **Section 10** of this Plan or dividend equivalents paid with respect to awards made under this Plan will be transferable by the Participant except pursuant to a qualified domestic relations order (that contains any information required by the Company to effectuate the transfer) or by will or the laws of descent and distribution, and in no event will any such award granted under the Plan be transferred for value. Except as otherwise determined by the Committee, Option Rights and Appreciation Rights will be exercisable during the Participant's lifetime only by him or her or, in the event of the Participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law or court supervision.

(b) The Committee may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or Appreciation Rights, upon the termination of the Restriction Period applicable to Restricted Share Units or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in **Section 6** of this Plan, will be subject to further restrictions on transfer.

17. **Withholding Taxes.** To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements may include relinquishment of a portion of such benefit, if so permitted by the Committee in its sole discretion at the time such withholding is required. If a Participant's benefit is to be received in the form of Common Shares, and such Participant fails to make arrangements for the payment of tax, then, unless otherwise determined by the Committee in its sole discretion at the time such withholding is required, the Company will withhold such Common Shares having a value equal to the amount required to be withheld. Notwithstanding the foregoing, when a Participant is required to pay the Company an amount required to be withheld under applicable income and employment tax laws, the Participant may elect, if so permitted by the Committee in its sole discretion at the time such withholding is required, to satisfy the obligation, in whole or in part, by having withheld, from the shares required to be delivered to the Participant, Common Shares having a value equal to the amount required to be withheld (except in the case of Restricted Shares where an election under Section 83(b) of the Code has been made), or by delivering to the Company other Common Shares held by such Participant. The shares used for tax withholding will be valued at an amount equal to the Market Value per Share of such Common Shares on the date the benefit is to be included in Participant's income. In no event will the Market Value per Share of the Common Shares to be withheld and delivered pursuant to this Section to satisfy applicable withholding taxes in connection with the benefit exceed the minimum amount of taxes required to be withheld. Participants will also make such arrangements as the Company may require for the payment of any withholding tax obligation that may arise in connection with the disposition of Common Shares acquired upon the exercise of Option Rights.

18. **Compliance with Section 409A of the Code.**

(a) To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Subsidiaries.

(c) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (i) the Participant will be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service.

(d) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

19. **Amendments.**

(a) The Board may at any time and from time to time amend this Plan in whole or in part; provided, however, that if an amendment to this Plan (i) would materially increase the benefits accruing to participants under this Plan, (ii) would materially increase the number of Common Shares which may be issued under this Plan, (iii) would materially modify the requirements for participation in this Plan, or (iv) must otherwise be approved by the shareholders of the Company in order to comply with applicable law or the rules of the NASDAQ Stock Market or, if the Common Shares are not traded on the NASDAQ Stock Market, the principal national securities exchange upon which the Common Shares are traded or quoted, then, such amendment will be subject to shareholder approval and will not be effective unless and until such approval has been obtained.

(b) Except in connection with a corporate transaction or event described in **Section 12** of this Plan, the terms of outstanding awards may not be amended to reduce the Option Price of outstanding Option Rights or the Base Price of outstanding Appreciation Rights, or cancel outstanding Option Rights or Appreciation Rights in exchange for cash, other awards or Option Rights or Appreciation Rights with an Option Price or Base Price, as applicable, that is less than the Option Price of the original Option Rights or Base Price of the original Appreciation Rights, as applicable, without shareholder approval. This **Section 19(b)** is intended to

prohibit the repricing of "underwater" Option Rights and Appreciation Rights and will not be construed to prohibit the adjustments provided for in **Section 12** of this Plan. Notwithstanding any provision of this Plan to the contrary, this **Section 19(b)** may not be amended without approval by the Company's shareholders.

(c) If permitted by Section 409A of the Code and Section 162(m) of the Code, but subject to the paragraph that follows, in the case of termination of employment by reason of death, disability or retirement, or in the event of a Change in Control, to the extent a Participant holds an Option Right or Appreciation Right not immediately exercisable in full, or any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Restricted Share Units as to which the Restriction Period has not been completed, or any Cash Incentive Awards, Performance Shares or Performance Units which have not been fully earned, or any other awards made pursuant to **Section 9** or **Section 10** subject to any vesting schedule or transfer restriction, or who holds Common Shares subject to any transfer restriction imposed pursuant to **Section 16(b)** of this Plan, the Committee may, in its sole discretion, accelerate the time at which such Option Right, Appreciation Right or other award may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Restriction Period will end or the time at which such Cash Incentive Awards, Performance Shares or Performance Units will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award, except in the case of a Qualified Performance-Based Award where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code.

Subject to **Section 19(b)** hereof, the Committee may amend the terms of any award theretofore granted under this Plan prospectively or retroactively, except in the case of a Qualified Performance-Based Award (other than in connection with the Participant's death or disability, or a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such case, the Committee will not make any modification of the Management Objectives or the level or levels of achievement with respect to such Qualified Performance-Based Award. Subject to **Section 12** above, no such amendment will impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate this Plan at any time. Termination of this Plan will not affect the rights of Participants or their successors under any awards outstanding hereunder and not exercised in full on the date of termination.

20. **Governing Law.** This Plan and all grants and awards and actions taken hereunder will be governed by and construed in accordance with the internal substantive laws of the State of Texas.

21. **Effective Date/Termination.** This Plan will be effective as of the Effective Date. No grants will be made on or after the Effective Date under the Predecessor Plans, except that outstanding awards granted under the Predecessor Plans will continue unaffected following the Effective Date. No grant will be made under this Plan after , 2022, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

22. **Miscellaneous Provisions.**

(a) The Company will not be required to issue any fractional Common Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

(b) This Plan will not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant's employment or other service at any time.

(c) To the extent that any provision of this Plan would prevent any Option Right that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision will be null and void with respect to such Option Right. Such provision, however, will remain in effect for other Option Rights and there will be no further effect on any provision of this Plan.

(d) No award under this Plan may be exercised by the holder thereof if such exercise, and the receipt of stock thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over this Plan.

(e) Absence on leave approved by a duly constituted officer of the Company or any of its Subsidiaries will not be considered interruption or termination of service of any employee for any purposes of this Plan or awards granted hereunder.

(f) No Participant will have any rights as a stockholder with respect to any Common Shares subject to awards granted to him or her under this Plan prior to the date as of which he or she is actually recorded as the holder of such shares upon the stock records of the Company.

(g) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(h) Except with respect to Option Rights and Appreciation Rights, the Committee may permit Participants to elect to defer the issuance of Common Shares under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan and which are intended to comply with the requirements of Section 409A of the Code. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(i) If any provision of this Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify this Plan or any award under any law deemed applicable by the Committee, such provision will be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it will be stricken and the remainder of this Plan will remain in full force and effect.